SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 2Q14 Annex

INDEX
Introduction	3
I. Analysis of the Results of the Consolidated Companies	4
II. Analysis of the Results of the Parent Company	13
III. Eletrobras Information	17
IV. Attachment: Subsidiary Companies Information
IV.1. Generation and Transmission Companies	31
Itaipu	32
Furnas	39
Chesf	67
Eletronorte	93
Eletronuclear	111
Eletrosul	119
CGTEE	142
IV.2. Distribution Companies	152
Amazonas Energia	153
Distribuição Acre	167
Distribuição Alagoas	176
Distribuição Piauí	188
Distribuição Rondônia	194
Distribuição Roraima	203
IV.3. Participation Company	212
Eletropar	212

1.Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA (%)
	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13
Furnas	2,940	2,072	873	167	436	235	1,023	303	34.8%	14.6%
Chesf	1,730	2,186	(51)	(679)	246	(265)	(39)	(596)	(2.3%)	(27.3%)
Eletronorte	3,186	2,274	1,606	1,273	1,543	983	1,888	1,519	59.3%	66.8%
Eletrosul	500	526	458	194	187	111	418	230	83.6%	43.8%
Eletronuclear	965	854	(318)	38	(460)	(27)	(138)	182	(14.3%)	21.3%
CGTEE	159	113	(175)	(246)	(276)	(280)	(139)	(210)	(87.4%)	(185.4%)

Installed Capacity

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	9,262	1,458	381	10,720
Chesf	10,615	243	120	10,858
Eletronorte	9,350	121	65	9,471
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	428	150	132	578
Eletrobras	-	13	-	13
Distribution companies	2,207	-	-	2,207
Total	41,692	1,985	698	43,677

(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	19,878	1,234	10	21,112
Chesf	19,669	1,042	325	20,710
Eletronorte	10,532	890	62	11,422
Eletrosul	11,140	143	439	11,283
Distribution companies	672,96	-	-	673
Total	61,891	3,309	836	65,200

(b) The company's participation in the project

Energy Sold – MWh

	1S14	1S13
Itaipu	44,989,685	45,036,096
Furnas	18,297,266	21,318,967
Chesf	27,707,609	29,045,839
Eletronorte	29,075,930	27,990,829
Eletronuclear	7,311,762	6,846,571
Eletrosul	991,614	806,926
CGTEE	1,854,781	1,862,743
Total	130,228,647	132,907,971

32

Balance Sheet

(In US$)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets
Cash and cash equivalents	362,705,873	387,365,027
Accounts receivable from clients	993,315,063	1,007,320,522
Stored materials	6,371,360	6,656,848
Obligation to receive	3,291,643	3,288,033
Legal deposits	38,959,239	21,106,491
Other accounts receivable	56,794,211	63,452,965
Current Assets Total	1,461,437,389	1,489,189,886

Non-Current Assets
Obligations to receive	212,407,829	200,840,198
Legal deposits	29,386,372	43,953,374
	241,794,201	244,793,572
Results to compensate
From previous periods	-2,131,418,858	-942,516,046
Result for the period	-473,517,807	-1,188,902,812
	-2,604,936,665	-2,131,418,858
Property, unit and equipment	17,468,999,199	17,488,882,033
Intangible	23,536,812	22,288,878
Total Non-Current Assets	15,129,393,547	15,624,545,625
Total Assets	16,590,830,936	17,113,735,511

33

Liabilities and Stockholders’ Equity	06.30.14	06.30.13
Current Liabilities
Loans and Financing	1,199,508,031	1,168,918,872
Remuneration and reimbursement	677,470,850	713,493,716
Suppliers	39,500,517	59,514,157
Pay roll and social obligations	73,227,016	58,919,188
Labor indemnities	23,635,319	27,505,259
Provision for lawsuits	112,724,251	134,774,746
Other obligations	4,516,563	3,357,166
Total Current Liabilities	2,130,582,547	2,166,483,104

Non-Current Liabilities
Loans and financing	12,068,986,417	12,675,882,137
Remuneration and reimbursement	-	-
Labor indemnities	375,645,263	345,044,078
Post-Emplyment benefits	1,787,812,699	1,696,400,179
Provision for contingencies	124,182,131	126,411,007
Other obligations	3,621,879	3,515,006
Total Liabilities	14,360,248,389	14,847,252,407

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras SA	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	16,590,830,936	17,113,735,511

34

Statement of Income

(US$)

	06.30.14	06.30.13
Operating Revenues
Power supply	1,645,506,000	1,645,506,000
Remuneration on power assignment	167,114,207	191,880,098
Reimbursement of charges – non assured Energy	45,383,158	71,650,955
Operating Revenue Total	1,858,003,365	1,909,037,053

Operating Expenses
Remunerations and reimbursements
Capital income	-24,266,297	-23,949,200
Remuneration on power assignment	-167,114,207	-191,880,098
Assured Energy
Royalties	-202,934,950	-200,303,827
Reimbursement of charges – administration and supervision	-15,610,381	-15,407,986
Non assured Energy
Royalties	-42,141,504	-66,533,029
Reimbursement of charges – administration and supervision	-3,241,654	-5,117,926
	-455,308,993	-503,192,066
Operating expenses
Administrative and general expenses
Personnel	-320,861,963	-309,671,361
Actuarial Provisions	-	-
Materials	-7,273,404	-6,144,947
Third-part related services	-37,844,020	-50,707,152
Provision for lawsuits	37,611,901	-1,988,919
Other operating expenses	-78,338,884	-39,659,554
	-406,706,370	-408,171,933
Total of operating expenses	-862,015,363	-911,363,999
Result of Service	995,988,002	997,673,054
Other revenues / expenses
Sundry Revenues	1,493,825	1,516,567
Sundry Expenses	-32,474,671	-1,682,575
	-30,980,846	-166,008
Financial Revenues
Income from financial applications	31,757,256	6,167,682
Moratory increase on Energy invoices	1,487,234	-
Other financial revenues	1,830,328	2,103,010
	35,074,818	8,270,692
Financial Expenses
Debt charges	-	-1,225,772
Non-debt charges	-453,664,238	-489,530,217
Charges on remunerations and reimbursements	-1,400,658	-
Monetary variations	-71,485,542	96,780,242
Other financial expenses	-13,729	-5,695
	-526,564,167	-393,981,442

Financial Result	-491,489,349	-385,710,750
Net income for the period	473,517,807	611,796,296

35

Cash Flow

(US$)

	06.30.14	06.30.13
Operating Activities
Net income for the period	473,517,807	611,796,296
Adjustments
Disposal of Fixed Assets - sales	32,281,807	1,423,236
Monetary Variation on Financing and loans	3,785,971	(1,691,724)
Monetary Variation on Estimated Obligations	96,082,463	(121,752,151)
Liability provisions
Financial charges to be capitalized	-	1,225,772
Financial charges not to be capitalized	453,664,238	489,530,217
Estimated Obligations	101,125,671	45,927,622
Adjusted Income	1,160,457,957	1,026,459,268
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	14,005,459	(90,753,821)
Stored Material variation	285,488	(517,079)
Other Credits variation	(7,575,457)	20,355,444
Remuneration and reimbursement variation	(36,022,866)	569,563
Suppliers and other variations	(18,747,370)	(51,924,225)
Payment-roll and social obligation variation	14,307,828	11,352,634
Payment of the Estimated Obligation	(103,343,740)	(75,518,838)
	(137,090,658)	(186,436,322)
Net Operating Cash Flow	1,023,367,299	840,022,946
Investment Activities
Property, unit and equipment and intangible	(13,646,907)	(14,134,453)
Balance of the Investment Activities	(13,646,907)	(14,134,453)
Financing Activities
Loans and financing obtained	-	15,049,560
Amortization of the Loans and Financing	(579,880,386)	(538,647,632)
Payment of interest on Loans and Financing	(454,499,160)	(490,497,661)
Balance of the Financing Activities	(1,034,379,546)	(1,014,095,733)
Total of Cash Effects	(24,659,154)	(188,207,240)
Cash and cash equivalent – beginning of period	387,365,027	534,263,722
Cash and cash equivalent – end of period	362,705,873	346,056,482
Total of Cash Effects	(24,659,154)	(188,207,240)

36

Market Data

1. Generation Assets and Energy Generated

Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14
Itaipu Binacional	14,000	8,577	23,251,103	22,061,975

Unit	Participation (%)	Location (State)	Beginning of Operation	End of Concession
Itaipu Binacional	100%	Brazil (Paraná) and Paraguay (Alto Paraná)	03/1985	-x-

2. Electric Energy purchased for resale  - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q14		2Q14
		US$ Million[1]	MWh	US$ Million[1]	MWh
Eletrobras System	A	-	-	-	-
	B	741,4	20,103,482	759,2	19,767,360
Others	A	-	-	-	-
	B	81,4	2,983,783	63,6	2,135,060
Total	A	-	-	-	-
	B	822,8	23,087,265	822,8	21,902,420

A - Through auction

B - Through free market agreements or bilateral contracts

* Considers only sales of guaranteed Energy.

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity – N/A

6. Losses in generation - %

1Q14	2Q14
0.70	0.72

7. Average price – US$/KW

Own assets

1Q14	2Q14
22.60	22.60

37

8.Extension of transmission lines – Km – N/A

9. Losses in Transmission - %  - N/A

10.Main investments of parent company – US$ million

Project	1Q14	2Q14	Budget
Generation
Permanent	0.9	1,7	-
Other investments	3,3	7,8	-
Total	4,2	9,5	-

11. New investments – N/A

12. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.14	Balance 06.30.14	Due	Index
FIBRA – Fundação Itaipu – BR	36.8	37.8	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Currency
Eletrobras	4,912.1	4,740.2	2014/2021/2023	US$
National Treasury	8,289.4	8,176.2	2023	US$
Restructuring of foreign debt	256.9	244.9	2013/2023	US$
CAJUBI – Fundação Itaipu - PY	70.8	69.4	2021/ 2022	US$
TOTAL	13,529.2	13,230.7

13. Contracts – US$ million

13.1. Loans and financing

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity
Generation	589.4	1,240.4	1,323.0	1,411.3	1,505.6	7,198.8	13,268.5
By creditor
Eletrobras	351.2	596.6	485.1	516.7	550.7	2,239.9	4,740.2
Others	238.2	643.8	837.9	894.6	954.9	4,958.9	8,528.3

14. Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	948	906
6 to 10	589	633
11 to15	406	402
16 to 20	163	158
21 to 25	502	436
beyond 25	608	653
Total	3,216	3,188

* General total of employees: brazilian margin and Paraguayan margin.

38

14.2. By region

State	Number of employees
	1Q14	2Q14
Itaipu Hydrolectric Unit [3]	2,162	2,138
Paraná – Brazil	313	311
São Paulo – Brazil	1	1
Brasília – Brazil	3	3
ParaguaY	737	735
Total	3,216	3,188

3 Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

14.3. By departments

Department	Number of employees
	1Q14	2Q14
Field	747	727
Administrative	2,469	2,461

15. Complementary work force – N/A

16. Turn-over - %

1Q14	2Q14
0.0109	0.0047

39

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	Consolidated
	06.30.14	06.30.13
Current Assets
Availabilities	5,124	1,088
Clients (Consumers and resellers)	492,422	497,385
Loans and financing - principal	3,140	3,404
Marketable Securities	971,213	492,881
Dividends to receive (Remuneration of equity participation)	88,301	42,629
Fiscal Assets deferred (Taxes and contributions)	13,467	298,349
Income Tax and Social Contribution	205,446	-
Reimbursement Rights – CCC (12,111 law)	253,019	-
Linked deposits	-	15,330
Stored materials	21,188	5,082
Financial Asset	-	-
Receivables - 12,783/13 Law	1,863,704	1,499,440
Others	196,931	520,739
Current Assets Total	4,113,955	3,376,327
.
Non-Current Assets
Clients (Consumers and resellers)	392,858	349,883
Loans and financing - principal	4,682	6,195
Marketable Securities	-	-
Fiscal Assets deferred (Taxes and contributions)	-	968,473
Income Tax and Social Contribution	398,279	-
Reimbursement Rights – CCC (12,111 law)	139,342	-
Linked deposits	520,403	441,618
Financial Asset	6,453,777	6,334,655
Receivables - 12,783/13 Law	94,483	1,380,632
Others	215,819	592,578
Advances for equity participation	47,708	-
	8,267,351	10,074,034
INVESTMENTS	5,263,808	4,306,735
FIXED ASSETS	5,869,866	5,840,849
INTANGIBLE	102,077	92,628
Non-Current Assets Total	19,503,102	20,314,246
Assets Total	23,617,057	23,690,573

40

Liabilities and Stockholders’ Equity	Consolidated
	06.30.14	06.30.13
Current Liabilities
Suppliers	384,401	309,218
Loans and financing	488,021	441,243
Taxes and social contribution	284,265	271,654
Income Tax and Social Contribution	121,036	-
Derivatives	-	-
Estimated obligations	174,897	210,399
Advances from consumers	-	-
Shareholders remuneration (dividends payable)	-	-
Provisions for contingencies	-	-
Post-employment benefit (complementary Pension Fund)	78,113	69,812
Leasing	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	854	-
Sectorial charges (regulatory taxes)	117,197	118,451
Incentive to personnel retirement	-	122,713
Others	27,862	15,565
Current Liabilities Total	1,676,646	1,559,055

Non-Current Liabilities
Suppliers	-	-
Loans and financing - Principal	7,833,231	6,842,910
Taxes and social contribution	748,093	480,206
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers (energy sell in advance)	-	-
Provisions for contingencies	542,539	996,075
Provision for onerous contract	875,936	1,132,685
Post-employment benefit (Complementary Pension Fund)	192,132	523,686
Concessions to pay - UBP	36,975	39,997
Sectorial charges (regulatory taxes)	84,970	90,170
Advance for future Capital Increase	36,484	33,232
Others	1	1
Non-Current Liabilities Total	10,350,361	10,138,962

Stockholders’ Equity
Social Capital	6,531,154	6,531,154
Capital reserves	5,528,986	5,690,383
Profit reserves	-	493,059
Additional dividends proposed	-	-
Accrued profit/losses	436,477	234,696
Other comprehensive income	-906,567	-956,736
Non-controlling participation	-	-

Stockholders’ Equity Total	11,590,050	11,992,556

Non-Current Liabilities and Stockholders’ Equity Total	23,617,057	23,690,573

41

Statement of Income by Activity

(R$ thousand)

	Consolidated
	06.30.14	06.30.13
Operating Revenue
Generation
Plant Supply	1,469,133	1,161,513
Energy Supply	7,657	46,887
Short term electric Energy (CCEE)	856,977	281,315
O&M Revenue of Renewed Plants	276,607	251,156
Construction Revenue	7,286	-
Return on Investment - G	-	-

Transmission
O&M Revenue	384,434	355,830
Construction Revenue – Transmission	174,037	16,299
Return on Investment - T	91,348	86,885

Other Operating Revenue	16,444	49,958

Deductions to Operating Revenue	-344,133	-178,264
Net Operating Revenue	2,939,790	2,071,579

Costs and Operating Expenses
Personnel, Material and Third-part related services	-825,854	-879,321
Electric Energy purchased for resale	-341,578	-453,727
Charges on the use of electric grid	-201,852	-219,968
Construction costs	-181,323	-16,299
Fuel for production of electric Energy - CCC	-247,614	-212,159
Remuneration and reimbursement	-67,836	-67,719
Depreciation and amortization	-105,851	-82,417
Donation and Contribution	-16,096	-13,807
Provisions	-14,999	258,855
Others	-63,427	-218,096
Operating Expenses	-2,066,430	-1,904,658

Result of equity participation	44,175	53,653
Operating Result before Financial Result	917,535	220,574

Financial Result	-270,052	-11,885
Result before Income Tax / Social Contribution	647,483	208,689

Current Income Tax and and social contribution	-117,553	6,882
Deferred Income Tax and and social contribution deferred	-93,453	19,125
Net income for the period	436,477	234,696

42

Cash Flow

(R$ thousand)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	647,483	208,689
Depreciation and amortization	105,851	82,417
Amortization of intangible Assets - Distribution / Transmission	-	-
Net monetary and currency variations	-61,449	-181,263
Financial charges	340,145	184,427
Equity Equivalency Result	-44,175	-53,653
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	67,225	5,444
Provision for contingencies	-12,770	130,897
Provision for staff realignment	-	-
Impairment - Others	-	-
Provision for onerous contracts	-125,283	-357,529
Provision for loss of Financial Asset	102,986	153,556
Global reversal reserve charges	-	28,293
Adjustment to present value / market value	-	-
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Loss (Gain) on asset disposal (sum in Others item)	-	-
Financing assets Revenue - IRR	-91,348	-86,885
Derivative financial instruments	-	-
Others	-22,492	-135,321
Variation in operating assets / liabilities	-246,304	2,650
Cash generated in operating activities	659,869	-18,278

Financial charges paid	-321,605	-215,061
Payment of global reversal reserve charges	-60,458	-
Financial charges received	524	5,007
Remuneration received from equity participation	-	-
Financial asset revenue by RAP	105,380	98,380
Receiving compensation for financial asset	313,238	1,045,921
Payment of income tax and social contribution	-	-214,192
Payment of pension fund	-41,229	-39,025
Lawsuits payment	-	-
Legal deposits	-2,007	-40,577
Net cash operating activities	653,712	622,175

FINANCING ACTIVITIES
Loans and financing obtained	422,568	847,460
Loans and financing payable – principal	-178,080	-346,269
Payment of Shareholders remuneration	-	-
Payment on refinancing of taxes and contributions - Principal	-31,204	-32,751
Receipt of Advance for future Capital Increase	-	-
Others	-	-
Net financing activities	213,284	468,440

INVESTMENT ACTIVITIES
Concession of Loans and Financing	-	-26,164
Acquisition of fixed asset	-58,474	-152,884
Acquisition of intangible asset	-1,250	-8,068
Acquisition of Concession asset	-181,323	-169,855
Advance for future capital increase	-	-
Acquisition of equity participation	-406,681	-764,609
Others	-	-
Net cash investment activities	-647,728	-1,121,580

Increase (decrease) in cash and cash equivalent	219,268	-30,965

Cash and cash equivalent – beginning of period – 12/31/13	6,696	2,462
Cash and cash equivalent – end of period – 03/31/14	5,124	1,088
	-1,572	-1,374

43

Analysis of the result

2Q14 x 1Q14

The Company presented in 2Q14  a net profit 67.5% lower than the registered in previous quarter, from R$ 329.4 million in 1Q14, to R$ 107.1 million in 2Q14, primarily due to the factors described below.

Operating Revenue

Generation:

The supply of electric energy increased by 20.6%, from R$ 665.9 million in 1Q14, to R$ 803.3 million in 2Q14, mainly due to commercialization of energy sold in the A-0 auction in 2014.

The short-term electric energy presented reduction of 28.6%, from R$ 500.0 million in 1Q14 to R$ 357.0 million in 2Q14, mainly due to sell of energy at the auction A-0.

The operation and maintenance revenue of power plants increased by 10.6%, from R$ 131.0 million in 1Q14 to R$ 146.0 million in 2Q14, mainly due to reducing the variable portion of O&M revenue bound to the amount of energy generated.

Transmission:

The revenues with transmission system (operation and maintenance) showed an increase of 2.0%, from R$ 190,3 million in 1Q14 to R$ 194.2 million in the 2Q14, which do not represents a significant impact in the result.

Operating Expenses

The spending on personnel, material and third-part related services presented an increase of 28.7%, from R$ (361.1) million in 1T14 to R$ (464.8) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

Spending on the Early Retirement Program (PID) showed an increase of 4,023.6%, from R$ 0.1 million in 1Q14 to R$ 5.8 million in 2Q14.

The electric energy purchased for resale increased by 72.6% from R$ (125.3) million, in 1Q14, to R$ (216.3) million, in 2Q14, mainly due to recomposition of ballast.

The fuel for electric power production increased by 144.3% from R$ (71.9) million, in 1Q14, to R$ (175.7) million, in 2Q14, mainly due to increased purchase of fuel in 2Q14, due to an increase of dispatches  in the Thermoelectric of Santa Cruz.

The remunerations and reimbursements presented an increased of 56.5%, from R$ (47.3) million in 1Q14 to R$ (20.6) million in 2Q14, mainly due to reduction of the financial compensation.

The operating provisions presented a reduction of 182.9%, from a provision of R$ (87.7) million in 1Q14, to a reversal of R$ 72.7 million in 2Q14, primarily due to the reversal of onerous contracts amounting to R$ 125 million in 2Q14.

Financial Result

Revenues from financial investments showed increase of 60.3%, from R$ 13.3 million in 1Q14 to R$ 21.3 million, in 2Q14, mainly due to the increase in the balances of financial applications.

The net monetary variation presented a reduction of 411.3%, from a loss of R$ (12.3) million in 1Q14, to a loss of R$ (63.0) million, in 2Q14, mainly due to the reclassification of monetary variation concerning indemnities of 12,783/13 Law.

The other financial revenues showed an increase of 486.2%, from R$ 4.1 million in 1Q14 to R$ 23.9 million, in 2Q14, mainly due to the reclassification of interest concerning indemnities of 12,783/13 Law.

The other financial expenses increased by 172.4%, from R$ (24.4) million, in 1Q14, to R$ (66.4) million, in 2Q14, mainly due to the increase in expenditure with the installment referred to PAES.

The indemnities remuneration of 12,783/13 Law increased by 22.8%, from R$ 63.3 million, in 1Q14, to R$ 77.7 million, in 2Q14, mainly due to update of interest and monetary variation of Law 12,783/13.

Equities Participations

The result of equity participationpresented a reduction of 92.3%, from R$ 41.0 million in 1Q14, to R$ 3.1 million, in 2Q14, mainly due to the reduction in the result of Furnas equivalence on their investments in SPEs.

44

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14
Furnas	1,216	598	1,294,259	210,867
Luis Carlos Barreto (Estreito)	1,050	495	1,058,550	232,215
Mascarenhas de Moraes	476	295	674,710	146,381
Porto Colômbia	320	185	474,488	153,527
Marimbondo	1,440	726	1,381,554	379,294
Itumbiara	2,082	1,015	1,868,252	1,030,043
Funil	216	121	196,127	217,655
Corumbá I	375	209	528,348	601,538
Simplício	306	192	234,156	721,343
Batalha	52.50	48.8	-	62,858
Serra da Mesa (48.46%)	1,275	671	423,723*	244,889*
Manso (70%)	212	92	177,118*	115,069*
Santa Cruz	932	687	712,148	721,343
Roberto Silveira (Campos)	30	21	218	3,004
Neblina **	6,468	4.66	511,360	3,421,112
Sinceridade **	1,416	0.37	2,596	683,490
Dona Rita **	2.41	1.03	-	-

* Includes only Furnas percentage

**Desconsidered in the installed Capacity total of Eletrobras.

Unit	Location (State)	Beginning of Operation	End of Concession
Furnas	MG	03/1963	12/2042
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	12/2042
Mascarenhas de Moraes	MG	04/1973	10/2023
Porto Colômbia	MG/SP	03/1973	12/2042
Marimbondo	SP/MG	04/1975	12/2042
Itumbiara	GO/MG	02/1980	02/2020
Funil	RJ	04/1969	12/2042
Corumbá I	GO	04/1997	12/2042
Simplício	RJ	06/2013	08/2041
Batalha	MG	05/2014	08/2041
Serra da Mesa	GO	04/1998	11/2038
Manso	MT	10/2000	02/2035
Santa Cruz	RJ	03/1967	12/2042
Roberto Silveira (Campos)	RJ	04/1977	07/2027
Neblina	MG	04/2013	*
Sinceridade	MG	04/2013	*
Dona Rita	MG	06/2013	*
São Domingos	GO	06/2013	10/2013

* Under Furnas responsability until the conclusion of new bidding to UHE Concession.

45

1.2  SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Avg)	Energy Generated (MWh)
				1Q14	2Q14
Enerpeixe S.A.	UHE Peixe Angical e LT Associada	452	271	706,488.88	478,951.01
Baguari Geração de Energia S.A.	UHE Baguari	140	80	172,419.63	43,063
Retiro Baixo Energética S.A.	UHE Retiro Baixo	82	39	41,249.40	14,391.26
Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	855	432	1,032,086.92	1,372,496.19
Serra do Facão Energia S.A.	UHE Serra do Facão	212.6	182	185,079	255,787
Madeira Energia S.A.	UHE Santo Antônio*	3,568.8	2,342.03	1,004.796	1,112,793.72
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	68.47	22.8	43,316.00	30,074.00
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	58.45	21.9	22,572.00	23,435.00
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	60.12	21.1	37,238.00	30,122.00

*26 units in Operation, totalling 1,853.74MW

Unit	Participation (%)	Location (State)	Beginning of Operation	End of Concession
UHE Peixe Angical	40.0	TO	06/2006	11/2036
UHE Baguari	15.0	MG	09/2009	08/2041
UHE Retiro Baixo	49.0	MG	03/2010	08/2041
UHE Foz de Chapecó	40.0	RS/SC	10/2010	11/2036
UHE Serra do Facão	49.5	GO	07/2010	11/2036
UHE Santo Antônio	39.0	RO	03/2012	06/2043
Brasventos Miassaba 3 Geradora de Energia S.A	24.5	RN	02/2014	08/2045
Brasventos Eolo Geradora de Energia S.A.	24.5	RN	02/2014	12/2045
Rei dos Ventos 3 Geradora de Energia S.A.	24.5	RN	02/2014	12/2045

2.Electric Energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ Million	-	-
Others	MWh	801,643	761,971
	R$ Million	129,65	119,31
Total	MWh	801,643	761,971
	R$ Million	129,65	119,31

2.2.SPE

UHE Foz de Chapecó

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ Million	-	-
Others	MWh	-	-
	R$ Million	-	-
Total	MWh	-	-
	R$ Million	-	-

46

UHE Santo Antônio

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ Million	-	-
Others	MWh	1,457,019.23	876,556.89
	R$ Million	343,42	363,48
Total	MWh	1,457,019.23	876,556.89
	R$ Million	343,42	363,48

UHE Peixe Angical

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ Million	-	-
Others	MWh	17,890.00	15,840.00
	R$ Million	14,284,868.70	6,02
Total	MWh	17,890.00	15,840.00
	R$ Million	14,284,868.70	6,02

Note: Includes the purchase of Energy to recompound loss

UHE Retiro Baixo

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ Million	-	-
Others	MWh	-	-
	R$ Million	-	-
Total	MWh	-	-
	R$ Million	-	-

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sales model	1Q14		2Q14*
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	32,47	128,018	40,96	119,416
	B	17,29	108,050	17,47	109,200
Others	A	633,08	4,014,791	798,29	3,596,192
	B	3,72	26,248	3,94	27,789
Total	A	665,55	4,142,809	839,25	3,715,609
	B	21,01	134,298	21,41	136,989

A – Regulated Market – Revenue not from quotas

B - Through free market agreements or bilateral contracts

*Availability CCEAR until May/14

3.1.2. Enegy sold by enterprises affected by 12,783 law - O&M

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	7,22	218,050.91	6,45	252,998,70
	B	-	-	-	-
Others	A	138,82	4,838,818.75	124,11	4,857,692,34
	B	-	-	-	-
Total	A	146,04	5,056,869.66	130,56	5,110,691,04
	B	-	-	-	-

A – Regulated market. Revenue from quotas.

B - Through free market agreements or bilateral contracts .

47

3.2.SPE

Enerpeixe S.A.

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	121,41	630,782.84	110,86	561,329.05
	B	-	-	-	-
Total	A	121,41	630,782.84	110,86	561,329.05
	B	-	-	-	-

A - Through auction.

B - Through free market agreements or bilateral contracts.

UHE Foz do Chapecó

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	10,289.53	571,045.99	99,58	541,444.04
	B	7,161.88	373,248.00	75,63	377,395.20
Total	A	10,289.53	571,045.99	99,58	541,444.04
	B	7,161.88	373,248.00	75,63	377,395.20

A - Through auction.

B - Through free market agreements or bilateral contracts.

UHE Santo Antônio

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	n/a	n/a	7,296	67,986,489
	B	n/a	n/a	-	-
Others	A	n/a	n/a	212,297	1,947,544.79
	B	n/a	n/a	434,645	2,877,961.48
Total	A	n/a	n/a	219,683	2,016,631.28
	B	n/a	n/a	434,645	2,877,961.49

A - Through auction.

B - Through free market agreements or bilateral contracts.

UHE Serra do Facão

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	50,72	279.117	96,58	248,342
	B	20,03	110.211	45,36	137,477
Total	A	50,72	279.117	96,58	248,342
	B	20,03	110.211	45,36	137,477

A - Through auction.

B - Through free market agreements or bilateral contracts.

UHE Retiro Baixo

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	13.98	83,020,001	12.7	73,831,859
	B	0.38	2,161,000	0.4	2,184,000
Total	A	13.98	83,020,001	12.7	73,831.85
	B	0.38	2,161,000	0.4	2,184,000

A - Through auction.

B - Through free market agreements or bilateral contracts.

48

UHE Baguari

Buyer	Sales model	1Q14		2Q14
		R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	n/a	n/a	0.253	1,493
	B	n/a	n/a	-	-
Others	A	n/a	n/a	13,210	76,637
	B	n/a	n/a	-	-
Total	A	n/a	n/a	13,464	78,130
	B	n/a	n/a	-	-

A - Through auction.

B - Through free market agreements or bilateral contracts.

4. CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14*
Sold	R$ Million	541,87	318,04
	MWh	-	-
	MWaverage	-	-
Purchased	R$ Million	0	132,33
	MWh	-	-
	MWaverage	-	-
Net	R$ Million	541,87	185,71
	MWh	-	-
	MWaverage	-	-

* Short-term liquidation until May/14.

5. Fuel used to produce electricity

Type	Unit	1Q14		2Q14
		Quantity	R$ million	Quantity	R$ million
Special Diesel oil	litre	-	-	-	-
Fuel oil Type B1	Ton	-	-	-	-
Common Diesel oil	Litre	-	-	-	-
Gas	m3	273,018,526.00	103,111	419,695,402	193,595
Other	-	-	-	-	-
Total		273.018.526.00	103,111	419,695,402	193,595

6.Losses in generation - %

1Q14	2Q14
03	03

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14	2Q14
154.99	223.40

7.1.1 Own assets – enterprises renewed in terms with the 12,783 law – O&M

1Q14	2Q14
28.88	25.96

49

7.2. SPE

SPE	1T14	2T14
Enerpeixe S.A.	191.07	194.90
Retiro Baixo Energética S.A.	168.59	172.15
Baguari S.A.	169.19	172.32
Foz de Chapecó Energia S.A.	184.95	191.55
Serra do Facão Energia S.A.	181.74	184.56
Madeira Energia S.A.	134.27	133.71

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

8.1.1.1. Transmission Line – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibiúna - Bateias Circuito 1	332,0	500	Mar/03	May/2031
Ibiúna - Bateias Circuito 2	332,0	500	Mar/03	May/2031
Tijuco Preto - Itapeti 3	21,0	345	Jan/13	Apr/2036
Tijuco Preto - Itapeti 4	21,0	345	Jan/13	Apr/2036
Campos - Macaé 3	90,0	345	Jun/10	Mar/2035
Batalha - Paracatu	85,0	138	Sep/13	Aug/2041
Simplício - Rocha Leão 1	119,0	138	Jan/13	Aug/2041
Simplício - Rocha Leão 2	119,0	138	Jan/13	Aug/2041
Total	1,119,0

8.1.1.2. Transmission Line – enterprises renewed in terms with 12,783 law - O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	Aug/89	Dec/42
Foz do Iguaçu - Ivaiporã 2	323.0	765	Dec/86	Dec/42
Foz do Iguaçu - Ivaiporã 3	331.0	765	Mar/99	Dec/42
Itaberá - Ivaiporã 1	265.0	765	Aug/89	Dec/42
Itaberá - Ivaiporã 2	264.0	765	Oct/82	Dec/42
Itaberá - Ivaiporã 3	272.0	765	May/00	Dec/42
Itaberá - Tijuco Preto 1	305.0	765	Jul/89	Dec/42
Itaberá - Tijuco Preto 2	304.0	765	Oct/82	Dec/42
Itaberá - Tijuco Preto 3	312.0	765	May/01	Dec/42
Subtotal 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	Mar/85	Dec/42
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	Aug/87	Dec/42
Subtotal 600 kV	1,612.0
Adrianópolis - Baixada Fluminense	19.0	500	Nov/13	Dec/42
Adrianópolis - Cachoeira Paulista 1	171.0	500	Feb/74	Dec/42
Adrianópolis - Grajaú	55.0	500	Dec/77	Dec/42
Adrianópolis - Resende	115.0	500	Dec/79	Dec/42
Adrianópolis - São José	33.0	500	Aug/91	Dec/42
Angra - Cachoeira Paulista	103.0	500	Jun/77	Dec/42
Angra - São José	133.0	500	Dec/98	Dec/42
Angra - Zona Oeste	97.5	500	Mar/11	Dec/42
Araraquara - Campinas	171.0	500	Jul/76	Dec/42
Araraquara - Poços de Caldas	176.0	500	Apr/76	Dec/42
Baixada Fluminense - Cachoeira Paulista	160.5	500	Nov/13	Dec/42
Cachoeira Paulista - Campinas	223.0	500	Sep/77	Dec/42
Cachoeira Paulista - Itajubá	53.0	500	Jul/02	Dec/42
Cachoeira Paulista - Resende	56.0	500	Dec/79	Dec/42
Cachoeira Paulista - Taubaté	83.0	500	Jun/83	Dec/42
Cachoeira Paulista - Tijuco Preto	181.0	500	Nov/88	Dec/42
Campinas - Itatiba 1	26.5	500	Mar/03	Dec/42
Grajaú - Zona Oeste	79.0	500	Mar/11	Dec/42
Gurupi - Miracema	255.0	500	Mar/99	Dec/42

50

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibiúna - Itatiba 1	86.5	500	Mar/03	Dec/42
Itumbiara - São Simão	166.0	500	Jan/79	Dec/42
Marimbondo - Água Vermelha	172.0	500	Aug/79	Dec/42
Marimbondo - Araraquara 1	195.0	500	Apr/76	Dec/42
Marimbondo - Araraquara 2	194.0	500	Aug/76	Dec/42
Poços de Caldas - Itajubá	139.0	500	Jul/02	Dec/42
Serra da Mesa - Gurupi	256.0	500	Mar/99	Dec/42
Serra da Mesa - Samambaia 1	249.0	500	Mar/98	Dec/42
Serra da Mesa - Samambaia 2	248.5	500	Jan/99	Dec/42
Tijuco Preto - Taubaté	108.5	500	Mar/84	Dec/42
Subtotal 500 kV	4,005.0
Adrianópolis - Itutinga 1	199.0	345	Mar/68	Dec/42
Adrianópolis - Itutinga 2	199.0	345	Aug/70	Dec/42
Adrianópolis - Jacarepaguá 1	38.0	345	Mar/68	Dec/42
Adrianópolis - Jacarepaguá 2	38.0	345	Aug/70	Dec/42
Adrianópolis - Macaé	177.0	345	Sep/02	Dec/42
Adrianópolis - Venda das Pedras	107.0	345	Nov/10	Dec/42
Bandeirantes - Samambaia 1	157.0	345	Feb/99	Dec/42
Bandeirantes - Samambaia 2	155.0	345	Feb/99	Dec/42
Barro Branco - Ouro Preto	59.0	345	Oct/13	Dec/42
Barro Branco - Padre Fialho	104.5	345	Oct/13	Dec/42
Campinas - Guarulhos	88.0	345	Feb/03	Dec/42
Campinas - Poços de Caldas	126.0	345	Oct/72	Dec/42
Campos - Macaé 1	89.0	345	Nov/01	Dec/42
Campos - Macaé 2	89.0	345	Sep/02	Dec/42
Campos - Viana	199.0	345	Dec/05	Dec/42
Campos - Vitória	224.0	345	Oct/77	Dec/42
Corumbá - Brasília Sul	254.0	345	Mar/97	Dec/42
Corumbá - Itumbiara	79.0	345	Mar/97	Dec/42
Furnas - Estreito	112.0	345	Feb/70	Dec/42
Furnas - Itutinga 1	198.0	345	Mar/68	Dec/42
Furnas - Itutinga 2	199.0	345	Dec/69	Dec/42
Furnas - Mascarenhas de Moraes	104.0	345	May/68	Dec/42
Furnas - Pimenta	66.0	345	Mar/67	Dec/42
Furnas - Poços de Caldas 1	131.0	345	Sep/63	Dec/42
Furnas - Poços de Caldas 2	131.0	345	Apr/65	Dec/42
Guarulhos - Ibiúna 1	75.0	345	Jun/90	Dec/42
Guarulhos - Ibiúna 2	75.0	345	Jul/90	Dec/42
Guarulhos - Nordeste	35.0	345	Mar/64	Dec/42
Guarulhos - Poços de Caldas 1	182.0	345	Sep/63	Dec/42
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Feb/70	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42
L.C.Barreto - Poços de Caldas 2	197.0	345	Sep/70	Dec/42
L.C.Barreto - Volta Grande	112.0	345	Jun/73	Dec/42
Macaé - Venda das Pedras	122.0	345	Nov/10	Dec/42
Marimbondo - Porto Colômbia	77.0	345	Oct/75	Dec/42
Mascarenhas - Estreito	13.0	345	Mar/69	Dec/42
Mogi - Atibaia	64.5	345	Jan/13	Dec/42
Mogi - Nordeste	25.0	345	Mar/64	Dec/42
Pimenta - Barreiro	198.0	345	Mar/67	Dec/42
Poços de Caldas - Atibaia	142.5	345	Jan/13	Dec/42
Porto Colômbia - Volta Grande	45.0	345	Jun/73	Dec/42
Samambaia - Brasília Sul 1	12.5	345	Feb/99	Dec/42
Samambaia - Brasília Sul 2	15.0	345	Feb/99	Dec/42
Viana - Vitória	26.0	345	Dec/05	Dec/42
Vitória - Padre Fialho	220.5	345	Apr/13	Dec/42
Subtotal 345 kV	6,144.5
Barro Alto - Niquelândia	87.0	230	Oct/99	Dec/42
Brasília Geral - Brasília Sul 1	13.0	230	Oct/72	Dec/42
Brasília Geral - Brasília Sul 2	13.0	230	Sep/07	Dec/42
Barro Alto – Águas Lindas	102.0	230	Mar/14	Dec/42
Águas Lindas – Brasília Sul	30.0	230	Mar/14	Dec/42

51

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Brasília Sul - Pirineus	107.0	230	Sep/07	Dec/42
Itumbiara - Cachoeira Dourada	44.0	230	Oct/73	Dec/42
Itumbiara - Rio Verde 1	208.0	230	Jan/86	Dec/42
Itumbiara - Rio Verde 2	202.0	230	Apr/92	Dec/42
Manso - Nobres	66.0	230	May/98	Dec/42
Pirineus - Xavantes	40.0	230	Nov/06	Dec/42
Rio Verde - Barra do Peixe 1	240.0	230	Nov/87	Dec/42
Rio Verde - Barra do Peixe 2	240.0	230	Feb/94	Dec/42
Rio Verde - Cachoeira Dourada 1	175.0	230	Dec/86	Dec/42
Rio Verde - Rondonópolis	257.0	230	Nov/82	Dec/42
Serra da Mesa - Niquelândia	105.0	230	Oct/99	Dec/42
Subtotal 230 kV	1,929.0
Adrianópolis - Cepel 1	1.5	138	Apr/81	Dec/42
Adrianópolis - Cepel 2	1.5	138	Apr/81	Dec/42
Adrianópolis - Magé 1	48.0	138	Apr/73	Dec/42
Adrianópolis - Magé 2	48.0	138	Jan/73	Dec/42
Alcântara - Adrianópolis 1	19.5	138	Jul/76	Dec/42
Alcântara - Adrianópolis 2	20.0	138	Dec/98	Dec/42
Alcântara - Adrianópolis 3	20.0	138	Dec/98	Dec/42
Alcântara - Imbariê - Adrianópolis	19.5	138	May/75	Dec/42
Angra - Angra (Ampla)	34.0	138	Apr/71	Dec/42
Angra - Jacuacanga	34.0	138	Oct/77	Dec/42
Angra - Santa Cruz	96.0	138	Oct/77	Dec/42
Cachoeira Paulista - Volta Redonda 1	105.0	138	Nov/86	Dec/42
Cachoeira Paulista - Volta Redonda 2	105.0	138	Jun/87	Dec/42
Campos - Cachoeiro do Itapemirim 1	106.0	138	Feb/73	Dec/42
Campos - Cachoeiro do Itapemirim 2	106.0	138	Feb/73	Dec/42
Campos - Iriri	97.0	138	Aug/73	Dec/42
Campos - Rocha Leão	110.0	138	Feb/73	Dec/42
Couto Magalhães - Parque das Emas	80.5	138	Nov/13	Dec/42
Iriri - Rocha Leão	13.0	138	Aug/73	Dec/42
Jacarepaguá - Ari Franco	10.0	138	Dec/67	Dec/42
Jacarepaguá - Cosmos	24.0	138	Dec/67	Dec/42
Jacarepaguá - Mato Alto	16.0	138	Sep/73	Dec/42
Jacarepaguá - Palmares	28.0	138	Nov/72	Dec/42
Jacarepaguá - ZIN	33.0	138	Nov/72	Dec/42
Jacuacanga - Brisamar	44.0	138	Oct/77	Dec/42
Manso - Nobres	70.0	138	Apr/98	Dec/42
Muriqui - Angra (Ampla)	36.0	138	Apr/71	Dec/42
Muriqui - Brisamar	20.0	138	Apr/71	Dec/42
Palmares - Mato Alto	13.0	138	Sep/73	Dec/42
Parque das Emas - Rio Claro	87.5	138	Nov/13	Dec/42
Rio Verde - Cachoeira Dourada 2	174.0	138	Aug/77	Dec/42
Rio Verde - Rio Claro	87.0	138	Nov/13	Dec/42
Rocha Leão - Magé 1	108.0	138	Jan/73	Dec/42
Rocha Leão - Magé 2	108.0	138	Jan/73	Dec/42
Santa Cruz - Brisamar 1	20.0	138	Oct/77	Dec/42
Santa Cruz - Brisamar 2	13.0	138	Apr/71	Dec/42
Santa Cruz - Jacarepaguá	38.0	138	Oct/72	Dec/42
Santa Cruz - Palmares 1	14.0	138	Nov/72	Dec/42
Santa Cruz - Palmares 2	14.0	138	Sep/73	Dec/42
Santa Cruz - ZIN	5.0	138	Nov/72	Dec/42
Santa Cruz - ZIN - Ari Franco	31.0	138	Dec/67	Dec/42
Santa Cruz - ZIN - Cosmos	17.0	138	Dec/67	Dec/42
São José - Imbariê 1	18.0	138	Dec/98	Dec/42
São José - Imbariê 2	18.0	138	Dec/98	Dec/42
São José - Magé 1	46.0	138	Jun/01	Dec/42
São José - Magé 2	46.0	138	Jun/01	Dec/42
UTE Campos - Campos 1	1.0	138	Jul/77	Dec/42
UTE Campos - Campos 2	1.0	138	Jul/87	Dec/42
Subtotal 138 kV	2,205.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	Apr/85	Dec/42
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	Aug/87	Dec/42
Eletrodo de Terra - Ibiúna 1	67.0	25	Apr/85	Dec/42
Eletrodo de Terra - Ibiúna 2	67.0	25	Aug/87	Dec/42
Subtotal 25 kV	165.0
Total	18,758.5

52

8.1.2.Substation

8.1.2.1. Substation – enterprises not affected by 12,783 law

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Zona Oeste	900.00	Rio de Janeiro/Rio de Janeiro	03.14.2011	05.10.2042

8.1.2.2. Substation  – enterprises renewed in terms of 12,783 law - O&M

Substation	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Concession
Adrianópolis	2,580.00	Nova Iguaçu/Rio de Janeiro	Nov/70	Dec/42
Angra	967.07	Angra dos Reis/Rio de Janeiro	Apr/71	Dec/42
Araraquara	-	Araraquara/São Paulo	Apr/76	Dec/42
Bandeirantes	1,383.33	Aparecida de Goiânia/Goiás	Oct/72	Dec/42
Barro Alto	182.66	Barro Alto/Goiás	Mar/82	Dec/42
Brasília Geral	270.00	Brasília/Brasília	Feb/60	Dec/42
Brasília Sul	1,544.20	Taguatinga/Brasília	Mar/73	Dec/42
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	Oct/76	Dec/42
Campinas	2,156.70	Campinas/São Paulo	Sep/72	Dec/42
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	Fev/73	Dec/42
Foz do Iguaçu	15.975	Foz do Iguaçu/Paraná	Dec/82	Dec/42
Grajaú	2,800.00	Rio de Janeiro/Rio de Janeiro	Dec/79	Dec/42
Guarulhos	-	São Paulo/São Paulo	Sep/63	Dec/42
Gurupi	-	Gurupi/Tocantins	Mar/99	Dec/42
Ibiúna	11,600.40	Ibiúna/São Paulo	Apr/84	Dec/42
Imbariê	-	Duque de Caxias/Rio de Janeiro	Oct/68	Dec/42
Iriri	-	Macaé/Rio de Janeiro	Oct/09	Dec/42
Itabera	-	Itaberá/São Paulo	Sep/82	Dec/42
Itutinga	-	Itutinga/Minas Gerais	Apr/67	Dec/42
Ivaiporã	11,006.00	Manoel Ribas/Paraná	Oct/82	Dec/42
Jacarepaguá	1,350.00	Rio de Janeiro/Rio de Janeiro	Dec/67	Dec/42
Macaé	-	Macaé/Rio de Janeiro	Nov/01	Dec/42
Mogi das Cruzes	-	Mogi das Cruzes/São Paulo	Mar/64	Dec/42
Niquelândia	-	Niquelândia/Goiás	Oct/99	Dec/42
Pirineus	-	Anápolis/Goiás	Nov/06	Dec/42
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	Sep/63	Dec/42
Resende	-	Resende/Rio de Janeiro	Apr/09	Dec/42
Rio Verde	-	Rio Verde/Goiás	Dec/75	Dec/42
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	Dec/72	Dec/42
Samambaia	-	Brasília/Distrito Federal	Mar/98	Dec/42
São José	2,400.00	Belfort Roxo/Rio de Janeiro	Aug/91	Dec/42
Simplício	-	Sapucaia/Rio de Janeiro	Aug/06	Dec/42
Usina de São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	Jul/77	Dec/42
Tijuco Preto	17,014.70	Mogi das Cruzes/São Paulo	Sep/82	Dec/42
Viana	750.00	Viana/Espirito Santo	Dec/05	Dec/42
Vitória	969.20	Serra/Espirito Santo	Nov/78	Dec/42
SE da Usina Campos	-	Campos dos Goytacazes/Rio de Janeiro	Dec/68	Dec/42
SE da Usina Corumbá	556.00	Caldas Novas/Goiás	Mar/97	Dec/42
SE da Usina Funil	300.00	Itatiaia/Rio de Janeiro	Dec/69	Dec/42
SE da Usina Furnas	1,399.17	São José da Barra/Minas Gerais	Sep/63	Dec/42
SE da Usina Itumbiara	5,074.99	Araporã/Minas Gerais	Mar/73	Dec/42
SE da Usina Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	Mar/69	Dec/42
SE da Usina Mascarenhas de Moraes	1,287.66	Ibiraci/Minas Gerais	Dec/56	Dec/42
SE da Usina Marimbondo	2,393.32	Fronteira/Minas Gerais	Ago/75	Dec/42
SE da Usina Manso	312.50	Chapada dos Guimarães/Mato Grosso	Nov/00	Dec/42
SE da Usina Porto Colômbia	425.00	Planura/Minas Gerais	Jul/73	Dec/42
SE da Usina Santa Cruz	1,544.00	Rio de Janeiro/Rio de Janeiro	Jun/67	Dec/42
SE da Usina Serra da Mesa	1,576.20	Minaçu/Goiás	Mar/98	Dec/42

53

8.2.SPE

8.2.1. Transmission Lines

SPE	Object (From - To)	Participation (%)	Extension (Km)	Tension (kV)	Beginning of Operation	End of Concession
Transirapé	Irapé – Araçuaí	24.5	65.0	230	05/07	Dec/34
Transudeste	Itutinga – Juiz de Fora	25.0	140.0	345	02/07	Out/34
Transleste	Montes Claros – Irapé	24.5	138.0	345	12/06	Feb/34
Enerpeixe S.A.	Peixe Angical – Peixe 2	40.0	17.0	500	04/06	Nov/36
Centroeste de Minas	Furnas – Pimenta II	49.0	62.7	345	03/10	Mar/35
Chapecoense Geração S.A.	SE Foz do Chapecó – Gurita	40.0	72.6	230	03/11	Nov/36
Chapecoense Geração S.A.	SE Foz do Chapecó – SE Xanxerê	40.0	77.6	230	03/11	Nov/36
Chapecoense Geração S.A.	UHE Foz do Chapecó – SE de Foz do Chapecó	40.0	1.0	230	03/11	Nov/36
Retiro Baixo Energética S.A.	UHE Retiro Baixo – SE Curvelo	49.0	45.0	138	10/10	Aug/41
Serra do Facão Energia S.A.	UHE Serra do Facão – SE Celg de Catalão	49.5	32.0	138	10/10	Nov/36
Baguari Energia S.A.	UHE Baguari - SE Baguari	15.0	0.800	230	02/10	Aug/41
Baguari Energia S.A.	SE Baguari - Mesquita – Governador Valadares	15.0	2.5	230	04/10	Aug/41
Baguari Energia S.A.	SE Baguari - Mesquita	15.0	69.0	230	04/10	Aug/41
Baguari Energia S.A.	SE Baguari - Gov. Valadares	15.0	26.0	230	04/10	Aug/41
Transenergia Renovável S.A.	Barra dos Coqueiros - Quirinópolis	49.0	52.3	230	04/11	Apr/39
Transenergia Renovável S.A.	Quirinópolis - UTE Quirinópolis	49.0	34.4	138	05/11	Jun/25
Transenergia Renovável S.A.	Quirinópolis - UTE Boavista	49.0	16.7	138	05/11	Jun/25
Transenergia Renovável S.A.	Chapadão - Jataí	49.0	131.5	230	12/12	Jun/25
Transenergia Renovável S.A.	Jataí - Mineiros	49.0	61.4	138	12/12	Jun/25
Transenergia Renovável S.A.	Jataí - UTE Jataí	49.0	51.2	138	12/12	Jun/25
Transenergia Renovável S.A.	Jataí - UTE Água Emendada	49.0	32.6	138	12/12	Jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	49.0	45.2	138	12/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - UTE Morro Vermelho	49.0	31.0	138	12/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - UTE Alto Taquari	49.0	30.2	138	06/13	Jun/25
Transenergia Renovável S.A.	Palmeiras - Edéia	49.0	57.0	230	05/13	Jun/25
Transenergia Renovável S.A.	Edéia - UTE Tropical Bionenergia I	49.0	48.7	138	05/13	Jun/25
Interligação Elétrica do Madeira S.A.	Coletora Porto Velho - Araraquara II (Lote D)	24.5	2,375	600	08/13	Feb/39
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	49.0	193	500	12/13	Feb/40
Goiás Transmissão S.A.	Trindade – Xavantes	49.0	37	230	12/13	Feb/40
Goiás Transmissão S.A.	Trindade – Carajás	49.0	29	230	10/13	Feb/40

54

8.2.2. Substations

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Concession
Caldas Novas Transmissão S.A.	Corumbá	150	49.90	08/13	06/41
Transenergia São Paulo S.A	Itatiba	800.00	49.00	08/12	11/39
Transenergia Renovável S.A	Edéia	150.00	49.00	02/12	06/25
Transenergia Renovável S.A	Jataí	225.00	49.00	12/12	06/25
Transenergia Renovável S.A	Mineiros	-	49.00	12/12	06/25
Transenergia Renovável S.A	Morro Vermelho	-	49.00	12/12	06/25
Transenergia Renovável S.A	Quirinópolis	225.00	49.00	04/11	06/25
Baguari Energia S.A.	SE da Usina de Baguari	155.60	15.00	08/06	08/41
Chapecoense Geração S.A	SE da Usina de Foz do Chapecó	978.00	40.00	11/01	11/36
Enerpeixe S.A.	SE da Usina de Peixe Angical	525.00	40.00	11/01	11/36
Retiro Baixo Energética S.A.	SE da Usina de Retiro Baixo	100.00	49.00	08/06	08/41
Madeira Energia S.A.	SE da Usina de Santo Antônio	3,630.00	39.00	08/07	06/43
Serra do Facão Energia S.A.	SE da Usina de Serra do Facão	236.40	49.47	11/01	11/36
Goiás Transmissão S.A.	Trindade	400.00	49.00	11/13	07/40

9. Transmission losses - %

1Q14	2Q14
03	03

Obs.: * Interconnected System Losses are calculated by  ONS. The value of loss between generation and the center of gravity, as well as between the load and center of gravity, used in the Electricity Market is 3%.

10. Main investments of parent company– R$ Million

Project	1Q14	2Q14	First revision 2014
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)/Ampliação da Capacidade UTE Sta. Cruz (RJ)	143,573	54,772	75,000,000
Installation of HPU Batalha (Paulista) (MG/GO)	3,697,734	4,211,695	29,706,852
Installation of HPU Simplício and SHU Anta (RJ)	6,862,629	1,744,736	52,428,206
Modernization of HPU Furnas (MG)	9,987,075	9,527,466	56,816,722
Modernization of HPU Luiz Carlos Barreto (MG)	-	-	-
Maintenance of the generation system	2,673,421	4,454,633	65,782,224
Extension of generation system	-	-	100,000
Deployment of wind farms to generate	-	-	28,840,836
Implementation of UTE biomass	-	-	100,000
Extension of generation Capacity	-	-	100,000
Transmission
Transmission System Bom Despacho – Ouro Preto	3,515,448	8,858,875	20,717,886
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	-	-	-
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	5,592,902	6,690,040	21,468,376
Installation of Transmission System Mascarenhas - Linhares	2,027,209	703,035	49,294,939
Reinforcement of Transmission System	14,775,114	43,365,735	290,410,802
Transmission System maintenance	37,512,106	64,240,115	422,186,984
Extension of transmission in the Mid-Western Region / Extension of transmission system	6,316,239	6,483,664	45,058,633
Others
Maintenance of real estate	322,506	698,343	23,266,735
Maintenance of real estate, vehicles, turbines and equipment	3,234,740	10,798,654	50,890,794
Maintenance of info technology assets	2,424,953	6,039,006	38,071,895
Environmental preservation and conservation of generation and transmission	1,259,178	2,219,518	26,153,506
Total	100,344,826	170,090,288	1,296,395,391

55

11.New investments

11.1.Generation

11.1.1.Own assets

Unit	Location (State)	Total of Investment (R$ million)		Installed Capacity (MW)	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of Concession
		Total	Realized
UHE Simplício/ PCH Anta	RJ/MG	2,289.51 Basis: Dec/08	2,468	333.7	191.3	UHE Simplício: operate on 06.2013 PCH Anta: Forecast 01.2015	Mar/07	Aug/41

56

11.1.2.SPEs

SPE	Unit	Location (State)	Installed Capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	MT	1,820.0	915.4	Jan/15	Aug/11	Jun/46
Madeira Energia S.A.	UHE Santo Antônio	MT	3,568.8	2,342.03	Mar/12	Aug/08	Dec/43
Consórcio Terra Nova S.A.	UHE São Manoel	MT/PA	700.0	421.7	May/18	Aug/14	Apr/49
Central Geradora Eólica Famosa I S.A.	Famosa I	RN	24.0	11.1	Jul/15	Jul/14	Dec /45
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	RN	16.0	7.7	Jul/15	Jul/14	May/47
Central Geradora Eólica Rosada S.A.	Rosada	CE	30.0	13.4	Jul/15	Jul/14	Mar/47
Central Geradora Eólica São Paulo S.A.	São Paulo	RN	18.0	8.1	Jul/15	Jul/14	Sep/48
Energia dos Ventos I	Goiabeira	CE	21.0	9.9	Jan/16	Jul/14	Mar/47
Energia dos Ventos II	Ubatuba	CE	12.6	5.8	Jan/16	Mar/14	Jun /47
Energia dos Ventos III	Santa Catarina	CE	18.9	8.5	Jan/16	Mar/14	Jun /47
Energia dos Ventos IV	Pitombeira	CE	27.3	13.9	Jan/16	Mar/14	Jun /47
Energia dos Ventos V	São Januário	CE	22.0	9.0	Jan/16	Jul/15	Jun /47
Energia dos Ventos VI	Nossa Senhora de Fátima	CE	30.0	12.8	Jan/16	Nov/14	Jun /47
Energia dos Ventos VII	Jandaia	CE	30.0	14.1	Jan/16	Apr/15	Aug/47
Energia dos Ventos VIII	São Clemente	CE	22.0	9.3	Jan/16	May/15	Aug/47
Energia dos Ventos IX	Jandaia I	CE	22.0	9.9	Jan/16	Dec/14	Jul /47
Energia dos Ventos X	Horizonte	CE	16.8	7.3	Jan/16	Apr/14	Jul /47
Consórcio Bom Jesus	Bom Jesus	CE	18.0	8.1	Sep/15	Oct/14	May/49*
Consórcio Cachoeira	Cachoeira	CE	12.0	5.0	Sep/15	Oct/14	May/49*
Consórcio Pitimbu	Pitimbu	CE	18.0	7.2	Sep/15	Oct/14	May/49*
Consórcio São Caetano	São Caetano	CE	26.0	11.0	Sep/15	Oct/14	May/49*
Consórcio São Caetano I	São Caetano I	CE	18.0	7.7	Sep/15	Oct/14	May/49*
Consórcio São Galvão	São Galvão	CE	24.0	9.5	Sep/15	Oct/14	May/49*
Consórcio Carnaúba I	Carnaúba I	RN	22.0	9.4	Sep/15	Oct/14	May/49*
Consórcio Carnaúba II	Carnaúba II	RN	18.0	7.3	Sep/15	Oct/14	May/49*
Consórcio Carnaúba III	Carnaúba III	RN	16.0	7.5	Sep/15	Oct/14	May/49*
Consórcio Carnaúba V	Carnaúba V	RN	24.0	10.1	Sep/15	Oct/14	May/49*
Consórcio Cervantes I	Cervantes I	RN	16.0	7.1	Sep/15	Oct/14	May/49*
Consórcio Cervantes II	Cervantes II	RN	12.0	5.6	Sep/15	Oct/14	May/49*
Consórcio Punaú I	Punaú I	RN	24.0	11.0	Sep/15	Oct/14	May/49*
Consórcio Arara Azul	Arara Azul	RN	28.0	10.7	May/18	Dec/16	Aug/49*
Consórcio Bentevi	Bentevi	RN	14.0	5.7	May/18	Dec/16	Aug/49*
Consórcio Ouro Verde I	Ouro Verde I	RN	26.0	10.7	May/18	Dec/16	Aug/49*
Consórcio Ouro Verde II	Ouro Verde II	RN	28.0	11.2	May/18	Dec/16	Aug/49*
Consórcio Ouro Verde III	Ouro Verde III	RN	24.0	9.4	May/18	Dec/16	Aug/49*
Consórcio Santa Rosa	Santa Rosa	CE	20.0	8.4	May/18	Dec/16	Aug/49*
Consórcio Uirapuru	Uirapuru	CE	28.0	12.6	May/18	Oct/16	Aug/49*
Consórcio Ventos do Angelim	Ventos de Angelim	CE	22.0	10.3	May/18	Dec/16	Aug/49*
Consórcio Serra do Mel	Serra do Mel I	RN	28.0	13.0	May/18	Jun/17	Aug/49*
Consórcio Serra do Mel	Serra do Mel II	RN	28.0	12.8	May/18	Jun/17	Aug/49*
Consórcio Serra do Mel	Serra do Mel III	RN	28.0	12.5	May/18	Jun/17	Aug/49*
Consórcio Casa dos Ventos I	Itaguaçu da Bahia	BA	30.0	14.0	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Luiza	BA	30.0	14.2	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Madalena	BA	30.0	14.7	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Marcella	BA	30.0	13.6	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santa Vera	BA	30.0	15.2	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de Santo Antônio	BA	30.0	16.1	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São Bento	BA	30.0	14.4	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São Cirilo	BA	30.0	14.7	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São João	BA	30.0	15.0	May/18	Mar/17	Aug/49*
Consórcio Casa dos Ventos I	Ventos de São Rafael	BA	30.0	13.8	May/18	Mar/17	Aug/49*

*  Deadline estimated based on scheduleof forecasted events, in the Notice of Auction annex, because there is not yet authorization of enterprises.

**In the meeting of ANEEL Board of Directors, occurred on 05/06/2014, the commercial operation was on starting on 02/01/2014.

57

11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Realized
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	4,449.6	3,551.3	87.8	24.5	Eletrosul (24.5%) Neoenergia (50.10%) Odebrecht Part. Invest. (0.9%)
Madeira Energia S.A.	UHE Santo Antônio	20,066.00	16,615.00	89.24	39.0	Odebrecth Energia (18.6%) Cemig (10.0%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Consórcio Terra Nova S.A.	UHE São Manoel	2,773,00	-	-	33.33	EDP Energias do Brasil S.A (66.66%)
Central Geradora Eólica Famosa I S.A.	Famosa I	80.0	3.81	-	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	52.0	2.54	-	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica Rosada S.A.	Rosada	105.0	4.76	-	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica São Paulo S.A.	São Paulo	75.0	2.86	-	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Energia dos Ventos I	Goiabeira	62.0	0.33	-	49.0	Alupar (50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos II	Ubatuba	41.0	0.25	-	49.0	Alupar (50.99%) Central Eólica Ubatuba (0.01%)
Energia dos Ventos III	Santa Catarina	66.0	0.31	-	49.0	Alupar (50.99%) Central Eólica Santa Catarina (0.01%)
Energia dos Ventos IV	Pitombeira	100.0	0.40	-	49.0	Alupar (50.99%) Central Eólica Pitombeira (0.01%)
Energia dos Ventos V	São Januário	75.0	0.31	-	49.0	Alupar (50.99%) Central Eólica São Januário (0.01%)
Energia dos Ventos VI	Nossa Senhora de Fátima	100.0	0.36	-	49.0	Alupar (50.99%) Central Eólica Nossa Senhora de Fátima (0.01%)
Energia dos Ventos VII	Jandaia	100.0	0.39	-	49.0	Alupar (50.99%) Central Eólica Jandaia (0.01%)
Energia dos Ventos VIII	São Clemente	75.0	0.29	-	49.0	Alupar (49%) Central Eólica São Clemente (0.01%)
Energia dos Ventos IX	Jandaia I	75.0	0.32	-	49.0	Alupar (50.99%) Central Eólica Jandaia I (0.01%)
Energia dos Ventos X	Horizonte	58.0	0.28	-	49.0	Alupar (50.99%) Central Eólica Horizonte (0.01%)
Consórcio Bom Jesus	Bom Jesus	79.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica Bom Jesus Ltda. (0.01%)
Consórcio Cachoeira	Cachoeira	53.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica Cachoeira Ltda. (0.01%)
Consórcio Pitimbu	Pitimbu	79.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica Pitimbu Ltda. (0.01%)
Consórcio São Caetano	São Caetano	111.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica São Caetano Ltda. (0.01%)
Consórcio São Caetano I	São Caetano I	79.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica São Caetano I Ltda. (0.01%)
Consórcio São Galvão	São Galvão	97.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica São Galvão Ltda. (0.01%)

58

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Realized
Consórcio Carnaúba I	Carnaúba I	91.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba I Ltda. (0.01%)
Consórcio Carnaúba II	Carnaúba II	75.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba II Ltda. (0.01%)
Consórcio Carnaúba III	Carnaúba III	67.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba III Ltda. (0.01%)
Consórcio Carnaúba V	Carnaúba V	100.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba V Ltda. (0.01%)
Consórcio Cervantes I	Cervantes I	67.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Cervantes I Ltda. (0.01%)
Consórcio Cervantes II	Cervantes II	50.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Cervantes II Ltda. (0.01%)
Consórcio Punaú I	Punaú I	100.0	-	-	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Punaú I Ltda. (0.01%)
Consórcio Arara Azul	Arara Azul	98.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Arara Azul Ltda (0.01%)
Consórcio Bentevi	Bentevi	55.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Bentevi Ltda (0.01%)
Consórcio Ouro Verde I	Ouro Verde I	98.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Ouro Verde I Ltda (0.01%)
Consórcio Ouro Verde II	Ouro Verde II	106.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Ouro Verde II Ltda (0.01%)
Consórcio Ouro Verde III	Ouro Verde III	89.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Ouro Verde III Ltda (0.01%)
Consórcio Santa Rosa	Santa Rosa	79.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Santa Rosa Ltda (0.01%)
Consórcio Uirapuru	Uirapuru	107.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Uirapuru Ltda (0.01%)
Consórcio Ventos do Angelim	Ventos de Angelim	91.0	-	-	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Centrais Eólicas (0.01%)
Consórcio Serra do Mel	Serra do Mel I	135.29	-	-	90.00	Eólica Tecnologia LTDA (9.99%); Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel II	135.29	-	-	90.00	Eólica Tecnologia LTDA (9.99%); Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel III	135.29	-	-	90.00	Eólica Tecnologia LTDA (9.99%); Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Casa dos Ventos I	Itaguaçu da Bahia	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Luiza	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Madalena	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)

59

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Realized
Consórcio Casa dos Ventos I	Ventos de Santa Marcella	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Vera	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santo Antônio	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Bento	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Cirilo	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São João	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Rafael	127.2	-	-	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Empresa de Energia São Manoel S.A.	UHE São Manoel	2,474.0	-	-	33.333	EDP – Energias do Brasil S.A. (66.667%)

60

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From – to	Total of Investment (R$ million)	Investment up to 2Q14 R$ million	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of Concession
LT Itapeti – Nordeste	166,00 Basis: Oct/05	221,04	29	345	Dec/2014	Apr/36
LT Bom Despacho 3 – Ouro Preto 2 *	120,1 Basis: Dec/08	141,45	180	500	May/14**	Jan/39
LT Mascarenhas – Linhares e SE Linhares ***	67,20 Basis: Nov/09	27,89	99	230	Jul/15	Jul/40
LT Xavantes – Pirineus	31,18 Basis: Sep/11	11,57	50	230	Nov/15	Dec/41

* Includes, besides the TL 500Kv Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig) – 3A
** Ready to come into Operation. Waiting for Operation license.
*** Includes besides the TL 230Kv Mascarenhas – Linhares, the substations Mascarenhas (Escelsa).

11.2.1.2.Substations

SE	Total of Investment R$ million	Investment up to 2Q14 (R$ million)	Transformation Capacity	Location (State)	Beginning of Operation	End of Concession
SE Zona Oeste 500 / 138 kV (Auction 002/2012, Part E)	43,38 Basis: Mar/12	34,92	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	Oct/14	May/42

61

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	Object (From - To)	Participation (%)	Total of Investment (R$ million)	Investment up to 2Q14 (R$ million)	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of Concession
Transenergia Goiás S.A.	Serra da Mesa - Niquelândia	49	130,00	6,89	100	230	12/2015 08/2015	11/2039
	Niquelândia - Barro Alto				88	230
MGE Transmissão S.A.	Mesquita - Viana 2	49	375,69	364,42	248	500	06/2014	07/2040
	Viana 2 - Viana				10	345
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	49	324,84	46,1	296.5	500	12/2015	08/2043
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	24.5	917,58	125,0	244	500	05/2016	05/2043
	Rio das Éguas - Luziânia				373
	Luziânia - Pirapora II				350
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	49.9	32,63	1,35	69	230	09/2016	02/2044
Mata de Santa Genebra Transmissora S.A.	Itatiba - Bateias	49.9	1,843.8	34,20	399	500	09/2017	02/2044
	Araraquara II - Itatiba				207
	Araraquara II - Fernão Dias				241
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	39.0	269,65 (Basis: jul/2013)	15,32	67	500	07/2016	10/2043
	Samambaia - Brasília Sul				14	345
	Brasília Sul - Brasília Geral				13.5	230
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	24.5	2,237.55	-	2,100	800	02/12/2018	06/15/44

* Total amount of Investment based on Entrprise business plan

** Amount of Realized Investment on current currency

62

11.2.2.2. Substations

SPE	SE	Participation (%)	Total of Investment (R$ million)	Transformation Capacity (MVA)	Location	Beginning of Operation	End of Concession
Luziânia Niquelândia Transmissora S.A.	SE Luziânia e SE Niquelândia	49.0	39,3	255	Luziânia (GO) / Niquelândia (GO)	08/2015	05/2042
Mata de Santa Genebra Transmissora S.A.	SE Santa Bárbara D’Oeste 440 kV, Static compensator (-300,+300) Mvar SE Itatiba 500 kV, static Compensator (-300,+300) Mvar SE 500/440 kV Fernão Dias (9+1R)	49.9	1,843.8	s/d	SP	02/2018	02/2044
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	39.0	269,65	180	DF	07/2016	10/2043
Belo Monte Transmissora de Energia S.A.	Conversor Station CA/CC,±800 kV, 4.000 MW, with a SE 500 kV Xingu	24.5	2,162.00	3,400	Xingu(PA)	02/08	06/44
	Conversor Station CA/CC, ±800 kV, 3.850 MW, with a SE 500 kV Estreito			3,300	Estreito(MG)

12. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.14	Balance 06.30.14	Due	Index
Eletrobras	32	31	03/30/2018	9.5% p.y.
Eletrobras	63	60	12/30/2018	7% p.y.
Eletrobras	7	6	12/30/2015	7% p.y.
Eletrobras	255	254	03/30/2023	IPCA + 7% p.y.
Eletrobras	1	0	10/30/2014	6.5% p.y.
Eletrobras	355	358	06/30/2030	IPCA + 7 % p.y.
Eletrobras	216	218	12/30/2030	IPCA + 7 % p.y.
Eletrobras	678	684	11/30/2029	IPCA + 7% p.y.
Eletrobras	3	2	03/30/2017	6.5% p.y.
Eletrobras	594	590	12/30/2021	IPCA + 7% p.y.
Eletrobras	610	606	07/30/2022	IPCA + 7% p.y.
Eletrobras	264	263	12/30/2022	IPCA + 7% p.y.
Eletrobras	2	2	03/30/2020	6.5% p.y.
Eletrobras - Eletronet	144	144	08/30/2020	Sandlic
BNDES	818	802	07/15/2026	TJLP + 1.91% p.y.
BNDES	193	189	12/15/2025	TJLP + 3% p.y.
BNDES	46	45	07/15/2026 and 05/15/2018	TJLP + 2.18% p.y. and TJLP + 6% p.y.
FINEP	68	68	11/15/2023	3.5% p.y.
FINEP	95	95	11/15/2023	TJLP – 1.5% p.y.
Caixa Econômica Federal	10	9	01/17/2022	8.7% p.y. and TJLP + 4% p.y.
Caixa Econômica Federal	217	223	07/27/2020	111% CDI
Caixa Econômica Federal	428	440	08/03/2020	111% CDI
Caixa Econômica Federal	91	89	10/15/2020	111% CDI
Caixa Econômica Federal	119	116	10/26/2020	111% CDI
Caixa Econômica Federal	1,040	1,014	05/16/2023	113.7% CDI
Banco do Brasil S.A.	211	217	02/07/2018	110% CDI
Banco do Brasil S.A.	775	756	10/31/2018	107.3% CDI
Banco do Brasil S.A.	405	416	12/06/2023	115% CDI
Basa	203	209	07/31/2017	102.89% CDI
Total	7,943	7,906

63

Foreign currency - FC

Creditor	Balance 03.31.14	Balance 06.30.14	Due	Currency
Eletrobras	38	32	04.2018	US$
Eletrobras	153	133	04.2018	Yen
BID	234	250	12.2031	US$
Total	425	415

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	-	-	-	-	-	-	-
Generation	404	160	394	847	1,779	4,248	7,832
Transmission	84	41	80	81	63	140	489
By creditor	-	-	-	-	-	-	-
Eletrobras	290	149	317	349	338	1,940	3,383
Others	198	52	157	579	1,504	2,448	4,938
Total	488	201	474	928	1,842	4,388	8,321

13.1.2.SPE

Foz do Chapecó

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	666,127,012.47	611,875,629.55	559,801,107.89	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	440,046,744.47	404,233,663.09	369,830,798.15	-	-	-
REPASSADORES	222,736,149.67	204,569,882.71	187,159,679.93	-	-	-
SINCRONO	3,344,118.33	3,072,083.75	2,810,629.81	-	-	-
Total	666,127,012.47	611,875,629.55	559,801,107.89	-	-	-

Santo Antônio

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	4,319,996,670.34	4,483,723,916.15	4,426,515,626.67	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES Direct	1,913,105,187.01	1,988,973,962.06	1,958,973,862.47	-	-	-
BNDES Repasse	1,977,757,919.67	2,054,939,679.59	2,025,815,332.47	-	-	-
Banco da Amazônia - FNO	244,057,489.55	243,841,300.69	234,470,943.78
2nd Bond Emission	185,076,074.10	195,968,973.81	207,255,487.95	-	-	-
3rd Bond Emission	285,695,456.60	302,510,443.21	319,933,679.64	-	-	-
Total	4,319,996,670.34	4,483,723,916.15	4,426,515,626.67	-	-	-

64

Teles Pires

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	173,037,033.60	162,540,427.20	152,043,820.80	-	-	-
Transmission	-	-	-	-	-	-
Por credor	-	-	-	-	-	-
FI-FGTS	173,037,033.60	162,540,427.20	152,043,820.80	-	-	-
Total	173,037,033.60	162,540,427.20	152,043,820.80	-	-	-

Centro Oeste de Minas

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-
By creditor	-	-	-	-	-	-
BNDES	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-
Total	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-

Serra do Facão

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-
Total	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-

Interligação Elétrica do Madeira

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	595,383,713.40	575,988,516.42	550,940,961.44	-	-	-
By creditor	-	-	-	-	-	-
Banco da Amazônia	72,310,482.46	75,897,475.29	77,192,570.55	-	-	-
BNDES	421,601,968.04	389,969,809.70	358,337,651.35	-	-	-
Market Bond	101,471,262.90	110,121,231.43	115,410,739.54	-	-	-
Total	595,383,713.40	575,988,516.42	550,940,961.44	-	-	-

Goiás Transmissão

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	95,587,666.13	91,915,959.64	88,244,253.15	-	-	-
By creditor	-	-	-	-	-	-
Brazil FCO	49,385,359.38	49,385,359.38	49,385,359.38	-	-	-
BNDES	46,202,306.75	42,530,600.26	38,858,893.77	-	-	-
Total	95,587,666.13	91,915,959.64	88,244,253.15	-	-	-

65

Ma

rketletter

MGE Transmissão

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-
By creditor	-	-	-	-	-	-
BNDES	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-
Total	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-

Transenergia São Paulo

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation				-	-	-
Transmission	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-
By creditor	-	-	-	-	-	-
BNDES LP	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-
Total	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-

Transenergia Renovável

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation				-	-	-
Transmission	68,144,455.86	62,421,738.15	56,699,020.14	-	-	-
By creditor	-	-	-	-	-	-
BNDES LP	68,144,455.86	62,421,738.15	56,699,020.14	-	-	-
Total	68,144,455.86	62,421,738.15	56,699,020.14	-	-	-

Brasventos Eolo Geradora de Energia

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES LP	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-
Total	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-

Brasventos Miassaba 3 Geradora de Energia

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES LP	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-
Total	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-

66

Rei dos Ventos 3 Geradora de Energia

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	31,901,033.96	29,750,904.27	27,599,913.89	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES LP	31,901,033.96	29,750,904.27	27,599,913.89	-	-	-
Total	31,901,033.96	29,750,904.27	27,599,913.89	-	-	-

14.Number of employees

14.1.By tenure

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	745	672
6 to 10	1,307	1,387
11 to15	334	323
16 to 20	255	265
21 to 25	225	223
Up to 25	658	660
Total	3,524	3,530

14.2.By departments

Departmants	Number of employees
	1Q14	2Q14
Administrative	1,031	1,031
Operational	2,493	2,499
Total	3,524	3,530

14.3.By region

State	Number of employees
	1Q14	2Q14
Distrito Federal	165	166
Espírito Santo	56	56
Goiás	251	253
Minas Gerais	550	551
Mato Grosso	14	14
Paraná	158	158
Rio de Janeiro	1,876	1,877
Rondônia	5	4
São Paulo	442	444
Tocantins	7	7
Total	3,524	3,530

15.Complementary work force

Operational	1Q14	2Q14
	1,336	1,335

16.Turn-over - %

1Q14	2Q14
0.0027	0.0031

67

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	Consolidated
	06.30.14	06.30.13
Current Assets
Availabilities	693,283	697,004
Clients (Consumers and resellers)	301,066	631,769
Loans and financing - principal	3,412	3,617
Marketable Securities	1,309,452	2,701,766
Dividends to receive (Remuneration of equity participation)	14,024	3,726
Fiscal Assets deferred (Taxes and contributions)	35,346	98,111
Income Tax and Social Contribution	83,530	-
Linked deposits	10,982	21,982
Stored materials	105,165	90,369
Financial Asset	76,316	77,050
Receivables - 12,783/13 Law	1,682,561	1,045,487
Others	330,928	234,155
Current Assets Total	4,646,065	5,605,036

Non-Current Assets
Clients (Consumers and resellers)	10,923	17,377
Loans and financing - principal	5,631	9,023
Marketable Securities	2,627	3,723
Fiscal Assets deferred (Taxes and contributions)	159,874	2,056,601
Income Tax and Social Contribution	1,948,386	-
Reimbursement Rights - CCC (12,111 Law)	-	-
Linked deposits	602,718	620,547
Financial Asset – Annual allowed revenue (transmission)	3,419,007	3,332,961
Receivables - 12,783/13 Law	409,845	1,803,719
Others	139,355	209,415
Advances for equity participation	519,853	-
	7,218,219	8,053,366
INVESTMENTS	3,648,146	2,708,989
FIXED ASSETS	1,622,263	1,486,349
INTANGIBLE	30,994	27,513
Non-Current Assets Total	12,519,622	12,276,217
Assets Total	17,165,687	17,881,253

68

Liabilities and Stockholders’ Equity	Consolidated
	06.30.14	06.30.13
Current Liabilities
Suppliers	401,762	389,395
Loans and financing	136,873	69,974
Taxes and social contribution	87,939	87,581
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers	-	-
Shareholders remuneration (dividends payable)	13	34
Estimated obligations	200,256	173,025
Provisions for contingencies	44,074	-
Post-employment benefit (complementary Pension Fund)	60,939	-
Onerous Contracts	-	-
Sector charges (regulatory taxes)	157,585	197,925
Incentive to personnel retirement	-	720,954
Others	73,798	43,656
Current Liabilities Total	1,163,239	1,682,544

Non-Current Liabilities
Suppliers	-	-
Loans and financing	1,098,685	339,102
Taxes and social contribution	13,572	73,645
Income Tax and Social Contribution	-	-
Derivatives	-	-
Advances from consumers	-	-
Estimated obligations	107,927	-
Provisions for contingencies	1,438,293	1,436,319
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	1,033,614	2,035,306
Post-employment benefit (Complementary Pension Fund)	549,147	708,139
Leasing	-	-
Concessions to pay - UBP	-	-
Sectorial charges (regulatory taxes)	247,377	178,778
Obligations for asset demobilization	-	-
Advance for future Capital Increase	-	-
Others	5,718	5,575
Non-Current Liabilities Total	4,494,333	4,776,864

Stockholders’ Equity
Social Capital	9,753,953	9,753,953
Capital reserves	4,916,199	4,916,199
Profit reserves	-	-
Additional dividends proposed	-	-
Accrued profit/losses	-2,412,638	-2,457,896
Other comprehensive income	-749,399	-790,411
Non-controlling participation	-	-

Stockholders’ Equity Total	11,508,115	11,421,845

Liabilities and Stockholders’ Equity Total	17,165,687	17,881,253

69

Statement of Income by activity

(R$ thousand)

	Consolidated
	06.30.14	06.30.13
Operating Revenue
Generation
Plant Supply	31,291	-
Energy Supply	421,533	409,920
Short term electric Energy (CCEE)	79,764	700,811
O&M Revenue of Renewed Plants	646,307	830,935
Construction Revenue	33,165	-
Return on Investment - G	-	-

Transmission
O&M Revenue	343,182	313,943
Construction Revenue – Transmission	466,259	254,504
Return on Investment - T	12,299	24,001

Other Operating Revenue	6,722	8,737

Deductions to Operating Revenue	-310,461	-356,925
Net Operating Revenue	1,730,061	2,185,926

Operating Costs and Expenses
Personnel, Material and Third party services	-537,066	-504,215
Electric Energy purchased for resale	-183,662	-266,131
Charges on the use of electric grid	-375,660	-419,758
Construction costs	-499,424	-254,504
Fuel for production of electric Energy - CCC	-200,817	-704,616
Remuneration and reimbursement	-6,429	-13,323
Depreciation and amortization	-51,317	-51,917
Donation and Contribution	-9,106	-10,498
Provisions	86,623	-533,040
Others	-4,395	-106,945
Operating Expenses	-1,781,253	-2,864,947

Result of equity participation	-39,500	31,151
Operating Result before Financial Result	-90,692	-647,870

Financial Result	295,591	186,332
Result before Income Tax / Social Contribution	204,899	-461,538

Current Income Tax and and social contribution	-	43,735
Deferred Income Tax and and social contribution	41,343	152,721
Net income for the period	246,242	-265,082

70

Cash Flow

(R$ thousand)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	204,899	-461,538
Depreciation and amortization	51,317	51,917
Amortization of intangible Assets - Distribution / Transmission	-	-
Net monetary and currency variations	-175,502	-237,235
Financial charges	63,704	12,913
Equity Equivalency Result	39,500	-31,151
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	22,598	15,455
Provision for contingencies	99,653	64,881
Provision for staff realignment	-	720,954
Impairment - Others	84,621	-
Provision for onerous contracts	-400,637	-278,021
Provision for loss of Financial Asset	107,142	-
Global reversal reserve charges	-	-
Adjustment to present value / market value (sum in Others item)	-	-
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Loss (Gain) on asset disposal (sum in Others item)	-	-
Financing assets Revenue - IRR	-12,299	-24,001
Derivative financial instruments	-	-
Others	-14,641	42,906
Variation in operating assets / liabilities	-250,253	-46,954
Cash generated in operating activities	-179,898	-169,874

Financial charges paid	-42,956	-9,718
Payment of global reversal reserve charges	-	-
Financial charges received	-	-
Remuneration received from equity participation	12,856	12,849
Financial asset revenue by RAP	38,304	33,043
Receiving compensation for financial asset	275,588	4,341,758
Payment of income tax and social contribution	-18,440	-
Payment of pension fund	-	-
Lawsuits payment	-22,158	-17,247
Legal deposits	-6,315	-18,717
Net cash operating activities	56,981	4,172,094

FINANCING ACTIVITIES
Loans and financing obtained	400,000	-
Loans and financing payable – principal	-29,105	-61,721
Payment of Shareholders remuneration	-	-
Payment on refinancing of taxes and contributions - Principal	-	-
Receipt of Advance for future Capital Increase	-	-
Others	-	-
Net cash financing activities	370,895	-61,721

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-67,335	-187,544
Acquisition of intangible asset	-1,610	-1,640
Acquisition of Concession asset	-478,563	-254,504
Advance for future capital increase	-213,601	-159,102
Acquisition of equity participation	-497,500	-437,323
Others	19,438	4,162
Net cash investment activities	-1,239,171	-1,035,951

Increase (decrease) in cash and cash equivalent	-811,295	3,074,422

Cash and cash equivalent – beginning of period – 12/31/13	841,111	94,745
Cash and cash equivalent – end of period – 03/31/14	693,283	697,004
	-147,828	602,259

71

Analysis of the results

2Q14 x 1Q14

The Company prersented a net profit in 2T14 76.2%, lower than the previous quarter, from R$ 198.9 million in 1Q14, to R$ 47.4 million in 2Q14, primarily due to the factors described below.

Operating Revenue

Generation:

The supply of electric energy increased by 7.4%, from R$ 203.3 million in 1Q14, to R$ 218.2 million in 2Q14, not representing a significant impact in the result.

The short-term electric energy presented a decrease by 106.6%, from R$ 85.4 million in 1Q14, to R$ (5.6) million in 2Q14, mainly due to reduction in the dispatch order by the National Operator of Electric System - ONS of the Camaçari Plant.

Transimission

The financial revenue (return on investment) fell by 34.2%, from R$ 7.4 million in 1Q14, to R$ 4.9 million in 2Q14, mainly due to the update of the financial asset transmission.

Operating Expense

Personnel expenses, materials and third-part related services increased by 22.6%, from R$ (241.3) million in 1Q14, to R$ (295.8) million in 2Q14, mainly due to the annual labor agreement and in order to treat the Performance Management System (SGD).

The electric energy purchased for resale increased by 35.8%, from R$ (77.9) million, in 1Q14, for R$ (105.8) million, in 2Q14, mainly due to higher purchasing energy in relation the previous period.

The fuel for electric energy production increased by 16.3% from R$ (92.8) million, in 1Q14, for R$ (108.0) million, in 2Q14, mainly due to reduced operation of the Camaçari plant.

Operational provisions decreased by 4,617.7% from a reversal R$ 1.8 million in 1Q14, to a reversal of R$ 84.8 million in 2Q14, primarily due to the register of a provision for losses on investment by not having revenues for recovery, and update of the studies made by the Company to record an impairment and onerous contract.

Financial Result

The revenues from financial investments increased by 54.7%, from R$ 59.4 million in 1Q14, to R$ 91.9 million in 2Q14, mainly due to income from investments in the extra-market exclusive fund.

Other financial revenues decreased by 42.6%, from R$ 15.3 million in 1Q14, to R$ 21.8 million in 2Q14, primarily due to increased volume of lawsuits deposits in the period.

Equities Participations

The result from equity investments decreased by 1,373.1%, from a loss of R$ (2.5) million in 1Q14, to a loss of R$ (37.0) million in 2Q14, mainly due to the reduction of Chesf equivalence on their SPEs investments.

72

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated (MWh)
			1Q14	2Q14
Funil	30.00	10.91	11,239.38	9,119.54
Pedra	20.00	3.74	1,433.04	2,450.95
Araras	4.00	-	-	-
Curemas	3.52	1.00	83.30	-
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	4,281.60	2,225.00	2,453,958.72	2,447,172.79
Sobradinho	1,050.30	531.00	582,647.89	599,487.26
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1,062,845.43	1,040,267.05
Boa Esperança (Castelo Branco)	237.00	143.00	333,799.22	275,788.21
Xingó	3,162.00	2,139.00	2,710,531.52	2,713,788.43
Camaçari	346.80	229.80	126,992.22	142,524.50

(*)The installed Capacity of UTE Camaçari is 346.8 MWwhen operates with Natutral gas. That is more efficient. When diesel oil is used  its installed Capacityis 333.8 MW approximatelly. Guaranteed Energy of Funil Unit changed since Jan/14 according to ANEEL resolution 1,577, of July/13. Generated Energy of June is subject to change.

Unit	Location (State)	Beginning of Operation	End of Concession
Funil	BA	Mar/62	Dec/42
Pedra	BA	Apr/78	Dec/42
Araras	CE	Feb/67	Jul/15
Curemas	PB	Jun/57	Nov/24
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	BA	Jan/55	Dec/42
Sobradinho	BA	Apr/79	Feb/22
Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42
Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42
Xingó	SE	Apr/94	Dec/42
Camaçari	BA	Feb/79	Aug/27

1.2.SPEs

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
				1Q14	2Q14
Energetica Águas da Pedra S.A.	UHE Dardanelos	261.00	159.60	544,046.35	465,653.50
ESBR Participações S.A.	UHE Jirau	3,750.00	2,184.60	285,900.00	980,406.00
Pedra Branca S.A.	Pedra Branca	30.00	12.20	26,500.75	30,733.00
São Pedro do Lago S.A.	São Pedro do Lago	30.00	13.20	22,615.16	23,734.50
Sete Gameleiras S.A.	Sete Gameleiras	30.00	12.50	25,566.99	29,291.16

Unit	Participation (%)	Local (State)	Beginning of Operation	End of Operation
Dardanelos	24.5	MT	Aug/11	Jul/42
Jirau (*)	20.0	RO	Sep/13	Aug/43
Pedra Branca	49.0	BA	Jan/13	Feb/46
São Pedro do Lago	49.0	BA	Jan/13	Feb/46
Sete Gameleiras	49.0	BA	Jan/13	Feb/46

* The first turbine became into operation on September/13 with 75MW of installed capacity.Inthe fisrt semester of 2014 became into omperations eight more turbines, totalling 9 (nine) machines, with a total of 675 MW in operation.

73

2.Electric Energy purchased for resale

2.1. Own assets

Supplier	Unit	1Q14	2Q14
Eletrobras System	MWh	108.050	109.200
	R$ million	17,29	17,47
Others	MWh	393.719	401.823
	R$ million	54,10	53,87

2.2.SPE

ESBR Participações S.A.

Supplier	Unit	1Q14	2Q14
Eletrobras System	MWh	-	-
	R$ million	-	-
Others	MWh	70.100	-
	R$ million	96,0	-

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	-	-	-	-
	B	219,9	2,392.313	235,7	1,982,553
Total	A	-	-	-	-
	B	219,9	2,392,313	235,7	1,982,553

A - Through auction

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises aaffected by 12,783 law -O&M

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	24,8	938,919	26,2	948,912
	B	-	-	-	-
Others	A	295,9	10,688,510	296,7	10,756,402
	B	-	-	-	-
Total	A	320,7	11,627,429	322,9	11,705,314
	B	-	-	-

A –Energy sold in regulated enviroment – Revenues from quotas

B - Through free market agreements or bilateral contracts

74

3.2.SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	-	-	-	-
	B	52,7	327,333	50,2	306,799
Total	A	-	-	-	-
	B	52,7	327,333	50,2	306,799

ESBR Participações S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	3,1	32,900	7,2	76,098
	B	1,6	9,500	4,0	23,694
Others	A	28,2	299,400	77,6	812,650
	B	2,4	14,200	6,0	35,540
Total	A	31,3	332,300	84,8	888,748
	B	4,0	23,700	10,0	59,234

Pedra Branca S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	2,4	15,078	2,4	15,078
	B	-	-	-	-
Others	A	1,9	11,639	1,9	11,639
	B	-	-	-	-
Total	A	4,3	26,717	4,3	26,717
	B	-	-	-	-

São Pedro do Lago S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	2,6	16,314	2,6	16,314
	B	-	-	-	-
Others	A	2,0	12,593	2,0	12,593
	B	-	-	-	-
Total	A	4,6	28,907	4,6	28,907
	B	-	-	-	-

Sete Gameleiras S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	2,5	15,448	2,5	15,448
	B	-	-	-	-
Others	A	1,9	11,926	1,9	11,926
	B	-	-	-	-
Total	A	4,4	27,374	4,4	27,374
	B	-	-	-	-

75

4.Settlement CCEE (Spot e MRE)

	Unit	1Q14	2Q14
Sale	R$ million	85,39	-5,63
	MWh	29,256.43	7,957.25
	MWaverage	43.46	3.64
Purchase	R$ million	6,49	34,44
	MWh	27,777.29	44,783.40
	MWaverage	37.34	20.51
Net	R$ million	78.90	-40,07
	MWh	1,479.14	36.826.15
	MWaverage	6.12	16.86

5.Fuel used to produce electricity

Type	Unit	1Q14		2Q14
		Amount	R$ Million	Amount	R$ Million
Diesel Oil	Litre	25,494.000	58,1	36,386,000	79,2
Gas	m3	18,416,991	34,7	14,903,007	28,8
Total:		43,910,991	92,8	51,289,007	108,0

6.Losses in generation - %

1Q14	2Q14
2.76	2.63

7.Average price – R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14	2Q14
91.92	118.88

7.1.1. Own assets – enteprises renewed in terms of 12,783 law - O&M

1Q14	2Q14
27.58	27.58

7.2.SPE

	1Q14	2Q14
Energética Águas da Pedra S.A.	160.99	163.68
ESBR Participações S.A.	99.31	96.34
Pedra Branca S.A.	160 .86	160.86
São Pedro do Lago S.A.	160.86	160.86
Sete Gameleiras S.A.	160.86	160.86

76

8.Extension of transmission - Km

8.1.Own assets

8.1.1.Transmission lines

8.1.1.1. Transmission lines – enterprises not affected by 12,783 law

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibicoara-Brumado, C1	94.5	230	Mar/12	Jun/37
Milagres-Coremas, C2	119.8	230	Jun/09	Feb/35
Milagres-Tauá, C1	208.1	230	Dec/07	Feb/35
Paulo Afonso III- Zebu II, C1	5.4	230	Aug/12	Aug/39
Paulo Afonso III- Zebu II, C2	5.4	230	Aug/12	Aug/39
Paraiso-Açu II, C2	132.8	230	Sep/10	Jun/37
Picos-Tauá II, C1	183.2	230	Feb/13	Jun/37
Pirapama II-Suape II, C1	20.9	230	Dec/12	Jun/37
Pirapama II-Suape II, C2	20.9	230	Dec/12	Jun/37
Suape III-Suape II, C1	3.6	230	Dec/12	Jan/39
Suape III-Suape II, C2	3.6	230	Dec/12	Jan/39
Extremoz II-João Câmara, C1	83.9	230	Feb/14	Nov/40
Jardim/Penedo, C1	110.0	230	Mar/14	Mar/38
B. Jesus da Lapa II – Igaporã II	115.0	230	May/14	Nov/40
Sub-Total - 230 Kv	1,107.1
Total	1,107.1

8.1.1.2. Transmission lines – enterprises renewed in terms of 12,783 law – O&M

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	Aug/77	Dec/42
Angelim II-Recife II, C2	170.7	500	Mar/80	Dec/42
Jardim-Camaçari IV, C1	249.6	500	May/00	Dec/42
Camaçari II-Camaçari IV, C1	0.3	500	Nov/12	Dec/42
L. Gonzaga-Angelim II, C1	248.4	500	Feb/77	Dec/42
L. Gonzaga-Milagres, C1	230.8	500	Feb/02	Dec/42
L. Gonzaga-Olindina, C1	248.6	500	May/76	Dec/42
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Dec/42
Messias-Suape II, C1	176.6	500	Dec/98	Dec/42
Suape II-Recife II, C1	45.4	500	Dec/98	Dec/42
Milagres-Quixada, C1	268.0	500	Sep/03	Dec/42
Olindina-Camacari II, C1	147.2	500	Oct/76	Dec/42
Olindina-Camacari II, C2	146.9	500	Sep/78	Dec/42
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Dec/42
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Dec/42
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Dec/42
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Dec/42
Pres.Dutra II-Teresina II, C1	207.9	500	May/00	Dec/42
Pres.Dutra II-Teresina II, C2	207.7	500	Apr/03	Dec/42
Quixada-FortalezaII, C1	136.5	500	Sep/03	Dec/42
Sobral III-Pecem II, C1	176.6	500	May/00	Dec/42
Pecem II-Fortaleza II, C1	73.1	500	May/00	Dec/42
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Dec/42
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Dec/42
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Dec/42
Teresina II-Sobral III, C1	334.2	500	May/00	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Dec/42
Usina IV-P.Afonso IV, C1	0.6	500	Dec/79	Dec/42
Usina IV-P.Afonso IV, C2	0.6	500	May/80	Dec/42
Usina IV-P.Afonso IV, C3	0.6	500	Oct/80	Dec/42
Usina IV-P.Afonso IV, C4	0.6	500	Jul/81	Dec/42
Usina IV-P.Afonso IV, C5	0.6	500	Dec/81	Dec/42
Usina IV-P.Afonso IV, C6	0.6	500	May/83	Dec/42

77

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Usina Xingo – Xingo, C1	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C2	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C3	0.9	500	Oct/95	Dec/42
Usina.Xingo.- Xingo, C4	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C5	0.8	500	Mar/94	Dec/42
Usina Xingo – Xingo, C6	0.8	500	Nov/94	Dec/42
Xingo-Jardim, C1	159.8	500	May/00	Dec/42
Xingo-Messias, C1	219.0	500	Feb/93	Dec/42
Sub-Total - 500 Kv	5,203.6
Angelim-Messias, C1	78.9	230	Apr/77	Dec/42
Angelim-Messias, C2	78.5	230	Oct/76	Dec/42
Angelim-Messias, C3	79.1	230	Aug/86	Dec/42
Angelim-Ribeirão, C1	115.7	230	Jan/53	Dec/42
Angelim-Recife II, C2	171.7	230	Jan/67	Dec/42
Angelim-Recife II, C3	171.7	230	Jan/61	Dec/42
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Dec/42
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Dec/42
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Dec/42
Arapiraca III–Rio Largo II, C1	124.7	230	Jan/98	Dec/42
Arapiraca III–Penedo, C1	89.6	230	Jan/98	Dec/42
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Dec/42
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Dec/42
Bongi-Açonorte, C1	6.0	230	Aug/76	Dec/42
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Dec/42
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Dec/42
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Dec/42
Aquiraz II-Banabuiu, C1	181.8	230	Aug/78	Dec/42
Aquiraz II-Fortaleza, C1	30.1	230	Aug/78	Dec/42
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Dec/42
Banabuiu-Russas II, C1	110.4	230	May/71	Dec/42
Bom Nome-Milagres, C1	83.7	230	Sep/61	Dec/42
Bom Nome-Milagres, C2	84.1	230	Dec/74	Dec/42
Bom Nome-Milagres, C3	83.9	230	Sep/79	Dec/42
Cauipe-Sobral, C1	177.4	230	Nov/73	Dec/42
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Dec/42
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Dec/42
Campina Grande-Coteminas, C1	2.5	230	Oct/99	Dec/42
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Dec/42
C. Grande II – Extremoz II C1	192.8	230	Oct/99	Dec/42
Campina Grande II-Natal III, C2	176.5	230	Oct/02	Dec/42
Natal III-Natal II, C1	11.6	230	Oct/99	Dec/42
Natal III-Natal II, C2	11.6	230	Oct/02	Dec/42
Campina Grande II-Paraiso, C1	118.1	230	May/79	Dec/42
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Dec/42
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Dec/42
Camaçari-Cqr, C1	7.2	230	May/92	Dec/42
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Dec/42
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Dec/42
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Dec/42
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Dec/42
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Dec/42
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Dec/42
Camaçari-Matatu, C1	47.0	230	Aug/53	Dec/42
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Dec/42
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Dec/42
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Dec/42
Cotegipe-Matatu, C1	30.0	230	May/77	Dec/42
Catu-Camaçari, C1	25.0	230	Jun/70	Dec/42
Catu-Camaçari, C2	25.0	230	Aug/53	Dec/42
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Dec/42
Catu-Itabaianinha, C1	143.9	230	Aug/53	Dec/42
Funil-Itapebi, C1	198.1	230	Jul/90	Dec/42
Funil-Itapebi, C2	198.1	230	Jul/90	Dec/42
Fortaleza-Cauipe, C1	58.2	230	Nov/73	Dec/42
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Dec/42
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Dec/42
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C3	0.3	230	Oct/05	Dec/42

78

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Dec/42
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Dec/42
Fortaleza II-Pici, C1	27.5	230	May/09	Dec/42
Fortaleza II-Pici, C2	27.5	230	May/09	Dec/42
Goianinha-Santa Rita II, C1	59.0	230	Oct/77	Dec/42
Santa Rita II-Mussuré II, C1	17.0	230	Oct/77	Dec/42
Goianinha-Mussure, C2	50.6	230	Oct/77	Dec/42
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Dec/42
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Dec/42
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Dec/42
Icó-Banabuiú, C1	124.7	230	Dec/77	Dec/42
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Dec/42
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Dec/42
Irecê-Brotas de Macaúba, C1	135.4	230	Sep/81	Dec/42
Brotas de Macaúba-B.J Lapa, C1	204.6	230	Sep/81	Dec/42
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Dec/42
Itabaiana-Jardim, C1	44.0	230	Aug/79	Dec/42
Itabaiana-Jardim, C2	44.0	230	Aug/79	Dec/42
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Dec/42
Jacaracanga-Dow, C1	7.9	230	Jul/77	Dec/42
Jacaracanga-Dow, C2	7.8	230	Mar/77	Dec/42
Jardim-Fafen, C1	12.5	230	Aug/81	Dec/42
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	Feb/07	Dec/42
Jaguarari-Sr. do Bonfim II, C1	80.7	230	Jan/80	Dec/42
Juazeiro II-Jaguarari, C1	88.0	230	Jan/80	Dec/42
Juazeiro II-Sr.do Bonfim II, C2	148.6	230	Apr/81	Dec/42
Libra-Libra, C1	1.5	230	Dec/91	Dec/42
Milagres-Banabuiu, C1	225.9	230	Feb/65	Dec/42
Milagres-Ico, C1	103.4	230	Dec/77	Dec/42
Milagres-Banabuiu, C3	225.1	230	Dec/77	Dec/42
Milagres-Coremas, C1	119.4	230	Nov/86	Dec/42
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Dec/42
Mirueira-Goianinha, C1	50.1	230	Dec/89	Dec/42
Messias-Maceió, C1	25.9	230	Nov/96	Dec/42
Messias-Maceió, C2	25.9	230	Nov/96	Dec/42
Messias-Rio Largo, C1	11.9	230	Aug/86	Dec/42
Messias-Rio Largo, C2	11.6	230	Oct/76	Dec/42
Messias-Rio Largo, C3	11.6	230	Apr/77	Dec/42
Mossoró-Açu, C1	71.3	230	Jul/87	Dec/42
Natal III - Extremoz II, C1	17.0	230	Feb/14	Dec/42
Olindina-Olindina, C1	0.2	230	May/80	Dec/42
Olindina-Olindina, C2	0.2	230	May/80	Dec/42
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Dec/42
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Dec/42
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Dec/42
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Dec/42
Paulo Afonso-Bom Nome, C1	170.1	230	Oct/61	Dec/42
Paulo Afonso-Bom Nome, C2	170.7	230	Dec/74	Dec/42
Paulo Afonso-Bom Nome, C3	170.8	230	Nov/78	Dec/42
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Dec/42
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Dec/42
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Dec/42
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Dec/42
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Dec/42
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Dec/42
Pau Ferro-Coteminas, C1	123.9	230	Oct/99	Dec/42
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Dec/42
Paraiso-Natal II, C1	96.2	230	May/79	Dec/42
Paraiso-Natal II, C2	97.2	230	Apr/79	Dec/42
Piripiri-Sobral, C1	167.4	230	Aug/73	Dec/42
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Dec/42
Pituaçu-Narandiba, C2	3.6	230	Nov/83	Dec/42
Pituaçu-Pituaçu, C1	2.0	230	Jan/77	Dec/42
Recife II-Joairam, C1	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C2	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C3	7.4	230	Jan/61	Dec/42
Joairam-Bongi, C1	6.3	230	Jan/53	Dec/42
Joairam-Bongi, C2	6.4	230	Jan/67	Dec/42
Joairam-Bongi, C3	6.4	230	Jan/61	Dec/42

79

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Recife II-Goianinha, C1	71.4	230	Feb/72	Dec/42
Recife II-Goianinha, C2	71.5	230	Feb/72	Dec/42
Recife II-Mirueira, C1	31.0	230	Jun/80	Dec/42
Recife II-Mirueira, C2	31.5	230	Jun/80	Dec/42
Recife II-Mirueira, C3	31.5	230	Jun/86	Dec/42
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Dec/42
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Dec/42
Recife II-Pirapama II, C1	27.6	230	Jun/80	Dec/42
Recife II-Pirapama II, C2	27.6	230	Jun/80	Dec/42
Ribeirão-Recife II, C1	56.6	230	Sep/94	Dec/42
Rio Largo-Braskem, C1	23.2	230	Jun/76	Dec/42
Russas II-Mossoró II, C1	75.0	230	Apr/81	Dec/42
Sobral III-Sobral II, C1	13.8	230	May/09	Dec/42
Sobral III-Sobral II, C2	13.8	230	May/09	Dec/42
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Dec/42
S. Mendes-Picos, C1	99.6	230	Mar/86	Dec/42
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Dec/42
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Dec/42
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Dec/42
Sapeaçu-Funil, C1	195.7	230	Dec/68	Dec/42
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Dec/42
Sapeaçu- S.Ant.Jesus, C3	32.0	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C2	162.1	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C3	162.6	230	Feb/84	Dec/42
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Dec/42
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Dec/42
Teresina I-Teresina II, C1	25.3	230	Sep/02	Dec/42
Teresina I-Teresina II, C2	25.3	230	Sep/02	Dec/42
Teresina-Piripiri, C1	154.7	230	Nov/71	Dec/42
Usina Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Dec/42
Usina Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Dec/42
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Dec/42
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Dec/42
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Dec/42
Usina II-Paulo Afonso, C1	0.7	230	Oct/61	Dec/42
Usina II-Paulo Afonso, C3	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C4	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C5	0.7	230	Dec/67	Dec/42
Usina III-Paulo Afonso, C1	0.6	230	Oct/71	Dec/42
Usina III-Paulo Afonso, C2	0.6	230	Apr/72	Dec/42
Usina III-Paulo Afonso, C3	0.6	230	Apr/74	Dec/42
Usina III-Paulo Afonso, C4	0.6	230	Aug/74	Dec/42
Usina I-Paulo Afonso, C1	0.6	230	Jan/55	Dec/42
Usina I-Paulo Afonso, C2	0.6	230	Jan/55	Dec/42
Sub-Total - 230 Kv	12,584.2
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Dec/42
C.Grande II-Pilões, C1	79.3	138	Jan/68	Dec/42
Pilões-S.Cruz II, C1	-	138	Jan/68	Dec/42
Paraíso-Santa Cruz II, C1	8.7	138	Jan/68	Dec/42
Pilões – Paraíso, C1	107.9	138	Jan/68	Dec/42
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Dec/42
Santana do Matos-Açu, C1	49.6	138	Dec/67	Dec/42
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Dec/42
Usina II-Zebu, C1	6.0	138	Dec/64	Dec/42
Sub-Total - 138 Kv	462.6
Abaixadora-Mulungu, C1	6.5	69	May/75	Dec/42
Abaixadora-Moxoto, C1	5.3	69	Oct/70	Dec/42
Abaixadora-Zebu, C1	5.4	69	Oct/72	Dec/42
Camacari-Camacari, C2	1.4	69	Jun/60	Dec/42
Cotegipe-Catu, C1	48.7	69	Jun/60	Dec/42
Cotegipe-Catu, C2	48.7	69	Jun/60	Dec/42
Jaboatao-Recife II, C1	3.1	69	Jan/65	Dec/42
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Dec/42
Matatu-Pituacu, C1	7.5	69	Jun/60	Dec/42
Matatu-Pituacu, C2	7.4	69	Jun/60	Dec/42
Pirapama II-Recife II, C1	21.3	69	Jan/65	Dec/42
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Dec/42
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Dec/42
Usina de Pedra-Jequié, C1	20.5	69	Nov/78	Dec/42
Vila Zebu-Itaparica, C1	27.0	69	Jul/77	Dec/42
Zebu-Moxoto, C1	7.2	69	Apr/83	Dec/42
Zebu-Xingo, C1	56.5	69	Aug/81	Dec/42
Sub-total 69 kV	311.0
Total	18,561.4

80

8.1.2.Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 law

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE Elev. Usina de Curemas	5	PB	Jan/68	Nov/24
SE Elev. Usina Term. Camaçari	400	BA	Sep/78	Aug/27
SE Tauá II	102	CE	Dec/07	Mar/35
SE Ibicoara	510	BA	Jan/11	Jun/37
SE Pilões II		PB	Out/12	Dec/42
SE Santa Rita II	300	PB	Jul/12	Aug/39
SE Suape III	200	PE	Jul/12	Jan/39
SE Coteminas		PB	Dec/09	Dec/42
SE Natal III	300	RN	Aug/12	Aug/39
SE Zebu II	200	AL	Jul/12	Aug/39
SE Brotas de Macaubas		BA	Jul/12	Dec/42
SE Brumado	2,800	BA	Aug/10	Jul/40
SE Camaçari IV		BA	Nov/12	Jul/40
SE Sapeaçu		BA	May/03	Jul/40
SE Suape II	800	PE	Dec/12	Jan/39
SE Arapiraca III	100	AL	Jun/13	Oct/40
SE Extremoz II	200	RN	Feb/14	Nov/40
SE João Câmara	360	RN	Feb/14	Nov/40
SE Acaraú	200	CE	Apr/14	Nov/40
SE Igaporã	300	BA	Jun/14	Nov/40

8.1.2.2. Substations  – enterprises renewed in terms of 12,783 Law -O&M

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE Elev. Usina Apolonio Sales	560	AL	Feb/77	Dec/42
SE Elev. Usina Luiz Gonzaga	1,665	PE	May/88	Dec/42
SE Elev. Usina Paulo Afonso I	225	BA	Jan/55	Dec/42
SE Elev. Usina Paulo Afonso II	550	BA	Jan/62	Dec/42
SE Elev. Usina Paulo Afonso III	960	BA	Jan/71	Dec/42
SE Elev. Usina Paulo Afonso IV	3,000	BA	Nov/79	Dec/42
SE Elev. Usina Piloto	3	BA	Jan/53	Dec/42
SE Elev. Usina Xingó	3,700	SE	Nov/94	Dec/42
SE Elev. Usina de Araras	5	CE	Feb/60	Dec/42
SE Elev. Usina B. Esperança	280	PI	Mar/70	Dec/42
SE Elev. Usina de Sobradinho	1,333	BA	Oct/79	Dec/42
SE Elev. Usina de Funil	48	BA	Jan/59	Dec/42
SE Elev. Usina de Pedra	27	BA	Nov/78	Dec/42
SE Pau Ferro	301	PE	Aug/02	Dec/42
SE Paraiso	100	RN	Feb/04	Dec/42
SE Bom Nome	388	PE	Oct/63	Dec/42
SE Irecê	329	BA	Sep/81	Dec/42
SE Milagres	1,053	CE	Jan/64	Dec/42
SE Mirueira	401	PE	Aug/78	Dec/42
SE Moxotó	20	BA	Jan/72	Dec/42
SE Mulungú	10	BA	May/75	Dec/42
SE Sobradinho	700	BA	Oct/79	Dec/42
SE Sobral II	400	CE	Nov/73	Dec/42
SE Tacaimbó	301	PE	Jun/85	Dec/42
SE Cícero Dantas	151	BA	May/56	Dec/42
SE Açu II	433	RN	Nov/89	Dec/42

81

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE Angelim	310	PE	Jan/56	Dec/42
SE Angelim II	0	PE	Jan/80	Dec/42
SE Bela Vista	25	PB	Apr/93	Dec/42
SE Bongi	490	PE	May/56	Dec/42
SE Campina Grande I	35	PB	Jun/74	Dec/42
SE Campina Grande II	707	PB	May/64	Dec/42
SE Jaguarari	0	BA	Jan/80	Dec/42
SE Itapebi	0	BA	Jan/03	Dec/42
SE Funil	967	BA	Jan/56	Dec/42
SE SEnhor Do Bonfim II	367	BA	May/81	Dec/42
SE Eunápolis	400	BA	Sep/98	Dec/42
SE Picos	174	PI	Jul/92	Dec/42
SE Modelo Reduzido	18	BA	Jan/67	Dec/42
SE Mossoró II	320	RN	Jan/77	Dec/42
SE Barreiras	401	BA	Jun/96	Dec/42
SE Sto. Antonio de Jesus	201	BA	Mar/97	Dec/42
SE Icó	200	CE	May/97	Dec/42
SE Mussuré II	401	PB	Mar/79	Dec/42
SE Paulo Afonso	0	AL	Mar/74	Dec/42
SE Penedo	302	AL	May/97	Dec/42
SE Cauípe	201	CE	Mar/01	Dec/42
SE Pici II	400	CE	May/05	Dec/42
SE Piripiri	242	PI	Aug/73	Dec/42
SE Pituaçu	402	BA	Mar/83	Dec/42
SE Santa Cruz II	105	RN	Mar/63	Dec/42
SE Banabuiú	121	CE	Jan/64	Dec/42
SE Currais Novos II	92	RN	Nov/75	Dec/42
SE Santana dos Matos II	65	RN	Nov/75	Dec/42
SE Coremas	300	PB	Dec/90	Dec/42
SE Fortaleza	672	CE	Jan/64	Dec/42
SE Joairam	451	PE	Jul/06	Dec/42
SE Juazeiro da Bahia II	302	BA	Apr/81	Dec/42
SE Matatu	420	BA	Jan/65	Dec/42
SE Natal II	561	RN	Jan/79	Dec/42
SE Itabaianinha	73	SE	Feb/96	Dec/42
SE Pirapama II	400	PE	Feb/72	Dec/42
SE Russas II	217	CE	Nov/82	Dec/42
SE Elizeu Martins	101	PI	Jan/06	Dec/42
SE Boa Esperança 230 Kv	115	PI	Mar/70	Dec/42
SE Boa Esperança 500 Kv	400	PI	Nov/80	Dec/42
SE Xingó 500 Kv	0	SE	Nov/94	Dec/42
SE Paulo Afonso IV	1,400	AL	Jan/79	Dec/42
SE Recife II	2810	PE	Jan/79	Dec/42
SE S. João do Piaui	548	PI	Nov/80	Dec/42
SE Zebu	38	AL	Nov/76	Dec/42
SE Abaixadora	143	BA	Oct/67	Dec/42
SE Bom Jesus da Lapa	242	BA	Sep/81	Dec/42
SE Gov. Mangabeira	100	BA	Mar/60	Dec/42
SE Quixadá	0	CE	Jul/03	Dec/42
SE Jacaracanga	301	BA	Jan/82	Dec/42
SE Ribeirão	300	PE	Oct/94	Dec/42
SE Rio Largo II	301	AL	Dec/62	Dec/42
SE Messias	1,401	AL	Nov/94	Dec/42
SE Camaçari II	3,205	BA	Jan/79	Dec/42
SE Catu	362	BA	May/56	Dec/42
SE Cotegipe	302	BA	Jan/56	Dec/42
SE Teresina	600	PI	Apr/70	Dec/42
SE Fortaleza II	2,000	CE	May/00	Dec/42
SE Goianinha	300	PE	Jan/61	Dec/42
SE Teresina II	900	PI	May/00	Dec/42
SE Delmiro Gouveia	401	CE	Jun/89	Dec/42
SE Maceió	400	AL	Sep/02	Dec/42
SE Itabaiana	228	SE	May/57	Dec/42
SE Itaparica	10	PE	Jan/83	Dec/42
SE Jardim	1,601	SE	Aug/79	Dec/42
SE Sobral III	1,400	CE	Apr/00	Dec/42
SE Xingó 69 Kv	22	SE	Jan/87	Dec/42
SE Olindina	120	BA	Apr/80	Dec/42
SE Luiz Gonzaga 500kv	0	PE	May/88	Dec/42

82

8.2.SPE

8.2.1. Transmission Lines

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI a Sobral/CE e Fortaleza/CE	49	546	500 kV	Jan/06	Feb/34
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	12	695	500 kV	May/08	Apr/36
Manaus Transmissora de Energia S.A.	Oriximiná/Silves Silves/Lechuga(AM)	19.5	559	500 kV	Mar/13	Oct/38
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	24.5	2,375	600 kV	Aug/13	Feb/39

8.2.2. Substations

Interligação Elétrica do Madeira S.A.

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
Retifier Station CA/CC from 500 kV to +/- 600 kV, Inverter Station CC/CA from +/- 600 kV to 500 kV.	3,150 2,950	RO SP	May/14	Feb/39

TDG – Transmissora Delmiro Gouveia S.A.

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE – Pecém II, of 500/230 kV. SE – Aquiraz, of 230/69 kV.	3,600 MVA 450 MVA	CE	Oct/13 Nov/13	Jul/40 Jul/40

9. Transmission losses %

1Q14	2Q14
3.0	2.4

83

10.Main investments of parent company– R$ million

Project	1Q14	2Q14	2014 budget
Generation	66,03	57,34	424,73
Generation system maintenance	14,83	25,20	151,59
Combined cycle of UTE Camaçari	0.03	0.05	1,09
Wind Power Casa Nova	25,82	9,22	86,36
Deployment of Wind Park	0.13	0.95	42,27
Extension of electric Energy System	-	-	1,00
Extension Generation Cap. HEP Luiz Gonzaga (Itaparica)	-	-	0.62
Implant. Solar project - Power Generation	0.01	0.04	1,60
Itaparica resettlement area irrigation	25,21	21,88	140,20
Transmission	221,01	228,18	1,253,70
System extension	94,94	106,30	629,14
Reinforcement and improvements	93,38	89,85	433,06
System maintenance	32,52	31,90	190,5
Suape II / Suape III venture	0.17	0.13	1,00
Others	12,06	12,22	162,18
Total	299,10	297,74	1,840,61

11.New investments

11.1.Generation

11.1.1.Own assets

Unit	Location (State)	Investment		Installed Capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
		Total (R$ million)	Realized (R$ million)
Parque Eólico Casa Nova I	BA	692,5	631,1	180 MW	61,4	Dec/14	May/12	Jan/46
Parque Eólico UEE Casa Nova II	BA	102,47	0.6	28 MW	7,1	May/18	Oct/14	Jul/49
Parque Eólico UEE Casa Nova III	BA	93,04	0.5	24 MW	5,5	May/18	Oct/14	Jul/49

84

11.1.2.SPE

SPE	Unit	Lacation (State)	Installed Capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
ESBR Participações	UHE Jirau	RO	3,750.0	2.184,6	Sep/13	Dec/09	Aug/43
Norte Energia	UHE B. Monte	PA	11,233.1	4.571,0	Feb/15	Jun/11	Aug/45
Sinop	UHE Sinop	MT	400.0	239,8	Jan/18	Dec/13	Fev/49
Caiçara I	UEE Caiçara I	CE	30.0	13,5	Jan/16	Jul/14	Jun/47
Caiçara II	UEE Caiçara II	CE	21.0	9,3	Jan/16	Jul/14	Jul/47
Junco I	UEE Junco I	CE	30.0	12,1	Jan/16	Jul/14	Jul/47
Junco II	UEE Junco II	CE	30.0	11,4	Jan/16	Jul/14	Jul/47
Santa Joana IX	UEE Santa Joana IX	PI	30.0	15,8	Sep/15	Mar/14	Apr/49
Santa Joana X	UEE Santa Joana X	PI	30.0	16,0	Sep/15	Mar/14	Apr/49
Santa Joana XI	UEE Santa Joana XI	PI	30.0	16,0	Sep/15	Mar/14	Apr/49
Santa Joana XII	UEE Santa Joana XII	PI	30.0	16,9	Sep/15	Mar/14	Apr/49
Santa Joana XIII	UEE Santa Joana XIII	PI	30.0	16,0	Sep/15	Mar/14	Apr/49
Santa Joana XV	UEE Santa Joana XV	PI	30.0	16,2	Sep/15	Mar/14	Apr/49
Santa Joana XVI	UEE Santa Joana XVI	PI	30.0	17,4	Sep/15	Mar/14	Apr/49
Baraúnas I	UEE Baraúnas I	BA	29.7	12,4	Sep/15	Mar/14	Apr/49
Mussambê	UEE Mussambê	BA	29.7	11,5	Sep/15	Mar/14	Apr/49
Morro Branco I	UEE Morro Branco I	BA	29.7	12,7	Sep/15	Mar/14	Apr/49
Caititú 2 Energia S.A.	UEE Caititú 2	BA	14.0	5,1	Sep/15	Sep/14	Apr/49
Caititú 3 Energia S.A.	UEE Caititú 3	BA	14.0	4,7	Sep/15	Sep/14	Apr/49
Teiú 2 Energia S.A.	UEE Teiú 2	BA	14.0	4,2	Sep/15	Sep/14	Apr/49
Arapapá Energia S.A.	UEE Arapapá	BA	10.0	2,2	Sep/15	Sep/14	Apr/49
Carcará Energia S.A.	UEE Carcará	BA	10.0	4,6	Sep/15	Sep/14	Apr/49
Corrupião 3 Energia S.A.	UEE Corrupião 3	BA	14.0	4,2	Sep/15	Sep/14	Apr/49
Acauã Energia S.A.	UEE Acauã	BA	12.0	3,1	Sep/15	Sep/14	Apr/49
Angical 2 Energia S.A.	UEE Angical 2	BA	14.0	5,1	Sep/15	Sep/14	Apr/49
Banda de Couro Energética S.A.	UEE Banda de Couro	BA	29.7	12,9	May/18	Jan/15	Jul/49
Baraúnas II	UEE Baraunas II	BA	21.6	7,8	May/18	Jan/15	Jul/49
Coqueirinho 2 Energia S.A.	UEE Coqueirinho 2	BA	20.0	8,5	Jan/16	Sep/14	Jun/49
Papagaio Energia S.A.	UEE Papagaio	BA	18.0	4,9	Jan/16	Sep/14	Jun/49
Tamanduá Mirim 2	UEE Tamanduá Mirim 2	BA	24.0	8,0	May/18	Sep/14	Jun/49
Serra das Vacas I	UEE Serra das Vacas I	PE	30.0	12,2	Jan/16	Aug/14	Jun/49
Serra das Vacas II	UEE Serra das Vacas II	PE	30.0	9,9	Jan/16	Aug/14	Jun/49
Serra das Vacas III	UEE Serra das Vacas III	PE	30.0	11,0	Jan/16	Aug/14	Jun/49
Serra das Vacas IV	UEE Serra das Vacas IV	PE	30.0	10,5	Jan/16	Aug/14	Jun/49
Santa Joana I	UEE Santa Joana I	PI	30.0	14,7	Jan/16	Jun/14	Jun/49
Santa Joana III	UEE Santa Joana III	PI	30.0	14,3	Jan/16	Jun/14	Jun/49
Santa Joana IV	UEE Santa Joana IV	PI	30.0	14,2	Jan/16	Jun/14	Jun/49
Santa Joana V	UEE Santa Joana V	PI	30.0	14,1	Jan/16	Jun/14	Jun/49
Santa Joana VII	UEE Santa Joana VII	PI	30.0	14,8	Jan/16	Jun/14	Jun/49
Santo Augusto IV	UEE Santo Augusto IV	PI	30.0	15,7	Jan/16	Jun/14	Jun/49

85

11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Paticipation (%)	Partners
		Total	Realized
ESBR Participações	UHE Jirau	18,260	17,151	92.15	20.00%	Mizha Energia Suez Energy/ Eletrosul
Norte Energia	UHE B. Monte	29,375 Final working 25,885.00 basis april/10	13,147	52.8	15.00%	Eletrobras/Eletronorte Petros/ Belo Monte Part Amazonas Energia e Outros
Sinop	UHE Sinop	1,804.81	79,6	10.4	24.50%	Eletronorte/ Alupar
Caiçara I	UEE Caiçara I	134,0	6,9	-	49.00%	Envolver Participações
Caiçara II	UEE Caiçara II	93,3	4,6	-	49.00%	Envolver Participações
Junco I	UEE Junco I	120,8	6,7	-	49.00%	Envolver Participações
Junco II	UEE Junco II	120,8	6,3	-	49.00%	Envolver Participações
Santa Joana IX	UEE Santa Joana IX	102,94	14,8	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana X	UEE Santa Joana X	102,94	14,8	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XI	UEE Santa Joana XI	102,94	14,9	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XII	UEE Santa Joana XII	102,94	17,8	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XIII	UEE Santa Joana XIII	102,94	14,9	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XV	UEE Santa Joana XV	102,94	17,8	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XVI	UEE Santa Joana XVI	102,94	17,8	35%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Baraúnas I Energética S.A.	UEE Baraúnas I	103,95	-	(**)	49.00%	Brennand Energia S.A./ Brennand Energia Eólica
Mussambê	UEE Mussambê	103,95	-	(**)	49.00%	Brennand Energia S.A./ Brennand Energia Eólica
Morro Branco I	UEE Morro Branco I	103,95	-	(**)	49.00%	Brennand Energia S.A./ Brennand Energia Eólica
Caititú 2 Energia S.A.	UEE Caititú 2	40,16	0.286	(**)	49.00%	Sequóia
Caititú 3 Energia S.A.	UEE Caititú 3	40,16	0.286	(**)	49.00%	Sequóia
Teiú 2 Energia S.A.	UEE Teiú 2	40,16	0.229	(**)	49.00%	Sequóia
Arapapá Energia S.A.	UEE Arapapá	28,69	0.114	(**)	49.00%	Sequóia
Carcará Energia S.A.	UEE Carcará	28,69	0.286	(**)	49.00%	Sequóia
Corrupião 3 Energia S.A.	UEE Corrupião 3	40,16	0.286	(**)	49.00%	Sequóia
Acauã Energia S.A.	UEE Acauã	34,42	0.172	(**)	49.00%	Sequóia
Angical 2 Energia S.A.	UEE Angical 2	40,16	0.286	(**)	49.00%	Sequóia
Coqueirinho 2 Energia S.A.	UEE Coqueirinho 2	74,00	0.311	(**)	49.00%	Sequóia
Papagaio Energia S.A.	UEE Papagaio	66,60	0.195	(**)	49.00%	Sequóia
Tamanduá Mirim 2 Energia S.A.	UEE Tamanduá Mirim 2	73,20	0.445	(**)	49.00%	Sequóia
Baraúnas II Energética S.A.	UEE Baraunas II	75,6	-	(**)	49.00%	Brennand Energia/ Brennand Energia Eólica S.A
Banda de Couro Energética S.A.	UEE Banda de Couro	103,95	-	(**)	49.00%	Brennand Energia/ Brennand Energia Eólica S.A
Serra das Vacas I	UEE Serra das Vacas I	124,4	-	(**)	49.00%	PEC Energia
Serra das Vacas II	UEE Serra das Vacas II	122,6	-	(**)	49.00%	PEC Energia
Serra das Vacas III	UEE Serra das Vacas III	122,6	-	(**)	49.00%	PEC Energia
Serra das Vacas IV	UEE Serra das Vacas IV	122,6	-	(**)	49.00%	PEC Energia
Santa Joana I	UEE Santa Joana I	105,25	8,5	5%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana III	UEE Santa Joana III	105,25	6,5	5%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana IV	UEE Santa Joana IV	105,25	8,0	5%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana V	UEE Santa Joana V	105,25	8,5	5%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana VII	UEE Santa Joana VII	105,25	8,5	5%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santo Augusto IV	UEE Santo Augusto IV	105,25	8,5	5%	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
 (**) Working not started.

86

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines	Total Investment (R$ Million)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
From - To
LT 230 kV Eunápolis/Teixeira Freitas II C1	65,29	145	230 kV	Sep/15	Oct/38
LT 230 kV Funil/Itapebi C3	43,74	223	230 kV	Feb/16	Apr/37
LT 230 kV Eunápolis/Teixeira Freitas II C2	41,98	152	230 kV	Sep/15	Aug/39
LT 230 kV Pau Ferro – Santa Rita II	141,78	97	230 kV	Jan/16	Aug/39
LT 230 kV Paraiso/Açu II, C3	162,2	123	230 kV	Apr/15	Nov/40
LT 230 kV Açu/Mossoró II, C2		69		Apr/15	Nov/40
LT 230 kV Sobral III/Acaraú II	52,57	97	230 kV	Mar/15	Nov/40
LT 230 kV Morro do Chapéu II/Irecê	44,57	65	230 kV	Jul/15	Oct/41
LT 230 kV Paraíso/Lagoa Nova II	80,89	65	230 kV	Mar/15	Oct/41
LT 230 kV Teresina II/Teresina III	42,97	26	230 kV	Jul/15	Dec/41
LT 500 kV Recife II/Suape II, C2	59,48	44	500 kV	Jan/16	Dec/41
LT 500 kV Camaçari IV/Sapeaçu	81,02	105	500 kV	Jan/16	Dec/41
LT 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV	Jan/16	Dec/41
LT 230 kV Jardim/ N Sra do Socorro	13,6	1	230 kV	Feb/15	May/42
LT 230 kV Messias/ Maceió II		20	230 kV	Feb/16	May/42
LT 230 kV Camaçari IV/Pirajá	47,07	45	230 kV	Sep/15	May/42
LT 230 kV Pituaçú/Pirajá		5	230 kV	Sep/15	May/42
LT 230 kV Mossoró II/ Mossoró IV	81,74	40	230 kV	May/15	Jun/42
LT 230 kV Ceará Mirim II/Touros		56	230 kV	May/15	Jun/42
LT 230 kV Russas II/ Banabuiu C2		110	230 kV	Oct/15	Jun/42
LT 230 kV Igaporã II – Igaporã III C1 e C2	77,5	4	230 kV	Apr/15	Jun/42
LT 230 kV Igaporã III – Pindaí II		46	230 kV	Apr/15	Jun/42

87

11.2.1.2.Substations

Substation	Total Investment (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
SE 230/69 kv Polo	15,34	100 MVA	BA	Oct/14	Oct/40
SE 230 kv Morro do Chapéu	*	150 MVA	BA	Jul/15	Oct/41
SE 230 kv Lagoa Nova	*	300 MVA	RN	Mar/15	Oct/41
SE 230 kv Ibiapina		200 MVA	CE	Sep/15
SE 230/69 kv Teresina III	*	400 MVA	PI	Jul/15	Dec/41
SE 230/69 kv N.S. Socorro	94,43	300 MVA	SE	Feb/15	May/42
SE 230/69 kv Maceió II		400 MVA	AL	Feb/16
SE 230/138 kv Poções II		200 MVA	BA	Nov/14
SE 230/69 kv Pirajá	30,57	360 MVA	BA	Sep/15	Nov/42
SE 230/69 kv Mirueira II	68,77	300 MVA	PE	Jan/15	May/42
SE 230/69 kv Jaboatão II		300 MVA		Jun/15
SE 230 kv Touros	46,18	150 MVA	RN	May/15	Dec/42
SE 230 kv Mossoró IV		100 MVA
SE 500/230 kv Igaporã III	99,44	2,050 MVA	BA	Apr/15	Jun/42
SE 230 kv Pindaí II

(*)Substation associated to transmission

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation (%)	Total Investment (R$ million)	Invest. Up to 2Q14 (R$ million)	Extension of lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	49	367,9	336	156	230	Mar/15	Jul/40
Extremoz Transmissora do Nordeste –ETN S.A.	LT Ceará Mirim II/João Câmara III, 500 kV.	49	365,9	49,6	64	500	Jan/15	Oct/41
	LT Ceará Mirim II/ Campina III, 500 kV.				201	500
	LT Ceará Mirim II/ Extremoz II, 230 kV.				26	230
	LT Campina Grande III/Campina Grande II, 230 kV.				8,5	230
Interligação Elétrica Garanhuns S.A.	LT Luiz Gonzaga/ Garanhuns, 500 kV	49	531,73	449,44	224	500	Feb/15	Dec/41
	LT Garanhuns/ Campina Grande III, 500 kv				190	500
	LT Garanhuns/ Pau Ferro, 500 kV				239	500
	LT Garanhuns/ Angelim I, 230 kV.				13	230

88

11.2.2.2.Substations

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment (R$ million)	Investiment up to 2Q14 (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
SE – João Câmara III, 500/138 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim II, 500/230 kV.	*	172,7	500/138 kV 500/230 kV 500/230 kV	RN PB RN	Jan-15	Oct-41

* Substation associated Transmission Line

Interligação Elétrica Garanhuns S.A.

SPE	Total Investment (R$ million)	Investiment up to 2Q14 (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
SE – Garanhuns, 500/230 kV. SE – Pau Ferro, 500/230 kV.	125,62 95,30	75,54 56,56	500/230 kV 500/230 kV	PE	Feb-15	Dec-41

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
Eletrobras	41,6	39,3	09/30/2018	5.0% p.y.
Eletrobras	0.2	0.2	05/30/2015	5.0% p.y.
Eletrobras	0.2	0.2	05/30/2016	5.0% p.y.
Eletrobras	4.5	4,1	02/28/2017	5.0% p.y.
Eletrobras	0.4	0.4	12/30/2018	IPCA
Eletrobras	5,0	4,6	04/30/2016	5.0% p.y.
Financing institutions
Banco do Brasil – 306.401.146	509,8	510,2	09/28/2018	115% CDI
Banco do Nordeste – Maq/Equip/Benf	270,1	259,3	06/30/2020	7.5% p.y.
Banco do Nordeste – Finame (PSI-BK)	13,5	12,9	06/15/2020	4.5% p.y.
Caixa Econômica Federal	403,9	404,4	02/27/2019	115% CDI
Total	1,249,2	1,235,6

Foreign currency – ME – N/A

13.1.Loans and financing - R$ million

13.1.1.Parent company

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	43.8	233.1	283.0	280.6	277.5	95.5	22.1	1,235.6
Generation	16.3	178.4	228.3	225.9	225.1	50.0	-	924.0
Transmission	27.5	54.7	54.7	54.7	52.4	45.5	22.1	311.6
Energy tradings	-	-	-	-	-	-	-	-
By creditor	43.8	233.1	283.0	280.6	277.5	95.5	22.1	1,235.6
Eletrobras	6.5	12.7	12.5	10.1	7.0	-	-	48,8
Others	37.3	220.4	270.5	270.5	270.5	95.5	22.1	1,186.8

89

13.1.2. SPE

Sistema de Transmissão Nordeste S.A

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	9.3	19.0	19.9	21.0	22.0	23.2	77.0	191.4
Generation	-	-	-	-	-	-	-	-
Transmission	9.3	19.0	19.9	21.0	22.0	23.2	77.0	191.4
Energy tradings	-	-	-	-	-	-	-	-
By creditor	9.3	19.0	19.9	21.0	22.0	23.2	77.0	191.4
Banco do Nordeste do Brasil	8.9	18.4	19.3	20.4	21.4	22.6	76.8	187.8
Banco do Brasil	0.4	0.6	0.6	0.6	0.6	0.6	0.2	3.6

Integração Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	15.8	30.6	30.6	30.6	30.6	30.6	25.5	194.3
Generation	-	-	-	-	-	-	-	-
Transmission	15.8	30.6	30.6	30.6	30.6	30.6	25.5	194.3
Energy tradings	-	-	-	-	-	-	-	-
By creditor	15.8	30.6	30.6	30.6	30.6	30.6	25.5	194.3
BNDES	15.8	30.6	30.6	30.6	30.6	30.6	25.5	194.3

Manaus Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	21.8	40.8	48.4	55.0	60.1	67.7	533.7	827.5
Generation	-	-	-	-	-	-	-	-
Transmission	21.8	40.8	48.4	55.0	60.1	67.7	533.7	827.5
Energy tradings	-	-	-	-	-	-	-	-
By creditor	21.8	40.8	48.4	55.0	60.1	67.7	533.7	827.5
BNDES	16.2	30.2	33.9	38.0	41.6	46.2	150.0	356.1
BASA	5.6	10.6	14.5	17.0	18.5	21.5	383.7	471.4

Interligação Elétrica do Madeira S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	136.2	94.5	135.4	145.9	163.2	178.6	1,604.8	2,458.7
Generation	-	-	-	-	-	-	-	-
Transmission	136.2	94.5	135.4	145.9	163.3	178.6	1,604.8	2,458.7
Energy tradings	-	-	-	-	-	-	-	-
By creditor	136.2	94.5	135.4	145.9	163.2	178.6	1,604.8	2,458.7
BNDES	128.6	94.5	126.0	126.0	126.0	126.0	1,051.2	1,778.3
BASA	-	-	7.5	18.0	18.0	18.0	226.7	288.2
BONDS	7.6	-	1.9	1.9	19.3	34.6	326.9	392.2

90

Interligação Elétrica Garanhuns S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	-	24.4	23.7	23.7	23.7	23.7	168.4	287.6
Generation	-	-	-	-	-	-	-	-
Transmission	-	24.4	23.7	23.7	23.7	23.7	168.4	287.6
Energy tradings	-	-	-	-	-	-	-	-
By creditor	-	24.4	23.7	23.7	23.7	23.7	168.4	287.6
BNDES	-	24.4	23.7	23.7	23.7	23.7	168.4	287.6

Norte Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	-	-	-	202.0	512.0	551.0	12,090.0	13,355.0
Generation	-	-	-	202.0	512.0	551.0	12,090.0	13,355.0
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	-	-	-	202.0	512.0	551.0	12,090.0	13,355.0
BNDES	-	-	-	130.0	305.0	330.0	7,223.0	7,988.0
CEF	-	-	-	56.0	162.0	171.0	3,786.0	4,175.0
Others	-	-	-	16.0	46.0	49.0	1,082.0	1,193.0

ESBR Participações S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	180.4	541.1	541.1	541.1	541.1	541.2	7,936.8	10,822.8
Generation	180.4	541.1	541.1	541.1	541.1	541.2	7,936.8	10,822.8
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	180.4	541.1	541.1	541.1	541.1	541.1	7,936.8	10,822.8
Banco do Nordeste do Brasil	4.1	12.2	12.2	12.2	12.2	12.2	178.8	243.8
Banco do Brasil	25.5	76.4	76.4	76.4	76.4	76.4	1,120.9	1,528,5
BNDES	89.8	269.5	269.5	269.5	269.5	269.5	3,952.2	5,389.3
Banco Itaú BBA	17.2	51.6	51.6	51.6	51.6	51.6	757.0	1,032.2
CEF	25.5	76.4	76.4	76.4	76.4	76.4	1,120.9	1,528.5
Bradesco	18.3	55.0	55.0	55.0	55.0	55.0	807.0	1,100.5

Energética Águas da Pedra S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	17.0	34.0	34.0	33.7	33.4	33.4	235.9	421.4
Generation	17.0	34.0	34.0	33.7	33.4	33.4	235.9	421.4
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	17.0	34.0	34.0	33.7	33.4	33.4	235.9	421.4
BNDES	17.0	34.0	34.0	33.7	33.4	33.4	235.9	421.4

Transmissora Delmiro Gouveia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	154.0	-	-	-	-	-	-	154.0
Generation	-	-	-	-	-	-	-	-
Transmission	154.0	-	-	-	-	-	-	154.0
Energy tradings	-	-	-	-	-	-	-	-
By creditor	154.0	-	-	-	-	-	-	154.0
Banco do Nordeste	154.0	-	-	-	-	-	-	154.0

91

São Pedro do Lago S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	3.9	5.0	5.0	5.0	5.0	5.0	49.5	78.4
Generation	3.9	5.0	5.0	5.0	5.0	5.0	49.5	78.4
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	3.9	5.0	5.0	5.0	5.0	5.0	49.5	78.4
BNDES	3.9	5.1	5.0	5.0	5.0	5.0	49.5	78.4

Pedra Branca S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0
Generation	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0
BNDES	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0

Sete Gameleiras S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total
By activity	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2
Generation	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2
BNDES	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	155	159
6 to 10	105	124
11 to15	120	102
16 to 20	7	25
21 to 25	1	0
Beyond 25	382	383
Total	770	793

Transmision

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	422	494
6 to 10	208	224
11 to15	278	251
16 to 20	31	65
21 to 25	-	0
Beyond 25	736	742
Total	1,675	1,776

92

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	389	391
6 to 10	252	281
11 to15	157	155
16 to 20	16	18
21 to 25	3	2
Beyond 25	1,175	1,168
Total	1,992	2,015

14.2.By region

State	Number of employees
	1Q14	2Q14
Bahia	1,663	1,698
Pernambuco	2,189	2,289
Ceará	316	323
Piauí	269	274

14.3.By departments

Department	Number of employees
	1Q14	2Q14
Field	2,953	3,070
Administrative	1,484	1,514

14.Complementary work force – N/A

15.Turn-over - %

1Q14	2Q14
0.64	1.82

93

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	Consolidated
	06.30.14	06.30.13
Current Assets
Availabilities	409,068	242,985
Clients (Consumers and resellers)	850,962	848,603
Loans and financing - principal	-	4,405
Marketable Securities	1,956,043	1,736,790
Dividends to receive (Remuneration of equity participation)	-	-
Fiscal Assets deferred (Taxes and contributions)	36,443	245,421
Income Tax and Social Contribution	56,334	0
Derivatives	144,501	121,857
Reimbursement Rights - CCC (12,111 law)	-	112,231
Linked deposits	-	-
Stored materials	55,914	63,842
Financial Asset	310,278	199,897
Receivables - 12,783/13 Law	458,006	331,364
Others	176,523	252,708
Current Assets Total	4,454,072	4,160,103
1
Non-Current Assets
Clients (Consumers and resellers)	17,042	207,469
Loans and financing - principal	-	-
Marketable Securities	205	206
Fiscal Assets deferred (Taxes and contributions)	44,363	99,012
Income Tax and Social Contribution	-	-
Derivatives	155,591	122,629
Reimbursement Rights - CCC (12,111 Law)	248,287	-
Linked deposits	392,240	240,978
Financial Asset – Annual allowed Revenue (transmission)	4,219,577	4,127,091
Receivables - 12,783/13 Law	27,614	358,978
Others	1,325,581	1,225,126
Advances for equity participation	317,611	-
	6,748,111	6,381,489
INVESTMENTS	2,377,627	1,985,450
FIXED ASSETS	7,621,563	8,140,882
INTANGIBLE	20,264	12,046
Non-Current Assets Total	16,767,565	16,519,867
Assets Total	21,221,637	20,679,970

94

Liabilities and Stockholders’ Equity	Consolidated
	06.30.14	06.30.13
Current Liabilities
Suppliers	429,968	579,553
Loans and financing	498,199	552,709
Bonds	15,519	-
Taxes and social contribution	57,941	53,323
Income Tax and Social Contribution	-	-
Derivative financial instruments	223,844	185,031
Advances from consumers	52,813	48,911
Shareholders remuneration (dividends payable)	904	670
Estimated obligations	256,572	229,755
Provisions for contingencies	-	-
Post-emplyment benefit (Complementary Pension Fund)	-	-
Onerous Contracts	3,066	-
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	319,462	290,493
Incentive to personnel retirement	-	210,422
Others	201,665	262,065
Current Liabilities Total	2,059,953	2,412,932

Non-Current Liabilities
Suppliers	-	-
Loans and financing	3,990,031	4,619,984
Bonds	207,466	70,625
Taxes and social contribution	-	96,234
Income Tax and Social Contribution	27,646	-
Derivative	223,669	122,629
Advances from consumers	746,039	802,181
Estimated obligations	7,929	-
Provisions for contingencies	543,964	544,233
Provision for onerous contract	85,860	20,474
Post-Employment benefit (Complementary Pension Fund)	68,822	52,312
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	-	19,150
Advance for future Capital Increase	13,330	227,375
Others	74,167	72,414
Non-Current Liabilities Total	5,988,923	6,684,032

Stockholders’ Equity
Social Capital	11,563,279	9,326,355
Capital reserves	-	2,011,460
Profit reserves	126,605	-
Additional dividends proposed	-	-
Accrued profit/losses	1,542,853	295,028
Other comprehensive income	-59,976	-49,837
Non-controlling participation	-	-

Stockholders’ Equity Total	13,172,761	11,583,006

Liabilities and Stockholders’ Equity Total	21,221,637	20,679,970

95

Statement of Income by activity

(R$ thousand)

	Consolidated
	06.30.14	06.30.13
Operating Revenue
Generation
Plant Supply	1,575,778	1,156,787
Energy Supply	698,639	668,624
Short term electric Energy (CCEE)	948,919	366,502
O&M Revenue of Renewed Plants	7,568	5,790
Construction Plant Revenue	-	-
Return on Investment - G	-	-

Transmission
O&M Revenue	152,335	135,094
Construction Revenue – Transmission	83,008	106,335
Return on Investment - T	55,225	68,249

Other Operating Revenue	112,127	119,800

Deductions to Operating Revenue	-447,322	-352,981
Net Operating Revenue	3,186,277	2,274,200

Costs and Operating Expenses
Personnel, Material and Third part related services	-655,562	-682,086
Electric Energy purchased for resale	-127,899	-35,936
Charges on the use of electric grid	-265,710	-282,270
Construction costs	-83,008	-106,335
Fuel for production of Electric Energy	-5,635	-10,065
Remuneration and reimbursement	-151,397	-137,055
Depreciation and amortization	-222,908	-224,754
Donation and Contribution	-95	-1,550
Provisions	-6,609	569,676
Others	-61,079	-90,928
Operating Expenses	-1,579,902	-1,001,303

Result of equity participation	58,597	21,501
Operating Result before Financial Result	1,664,972	1,294,398

Financial Result	-338	-307,072
Result before Income Tax / Social Contribution	1,664,634	987,326

Current Income Tax and and social contribution	-111,902	-4,743
Deferred Income Tax and and social contribution	-9,879	417
Net income for the period	1,542,853	983,000

96

Cash Flow

(R$ thousand)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	1,664,634	1,014,566
Depreciation and amortization	222,908	224,754
Amortization of intangible Assets - Distribution / Transmission	-	-
Net monetary and currency variations	-6,458	18,376
Financial charges	168,145	204,141
Equity Equivalency Result	-58,597	-21,501
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	2,318	-691,217
Provision for contingencies	-45,025	9,303
Provision for staff realignment	-	-
Impairment - Others	-	-
Provision for onerous contracts	-	-
Provision for loss of Financial Asset	-	-
Global reversal reserve charges	-	-
Adjustment to present value / market value	-	-
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Loss (Gain) on asset disposal (sum in Others item)	-	-
Revenue of financing assets - IRR	-55,225	-68,249
Derivative financial instruments	-47,485	127,408
Others	4,283	-15,345
Variation in operating assets / liabilities	186,650	-4,423
Cash generated in operating activities	2,036,148	797,813

Financial charges paid	-153,403	-195,097
Payment of global reversal reserve charges	-	-
Financial charges received	-	-
Remuneration received from equity participation	7,554	22,397
Financial asset revenue by RAP	81,846	22,289
Receiving compensation for financial asset	70,878	1,116,787
Payment of income tax and social contribution	-56,763	-8,587
Payment of pension fund	-	-
Lawsuits payment	-510	-
Legal deposits	-59,271	295,534
Net cash operating activities	1,926,479	2,051,136

FINANCING ACTIVITIES
Loans and financing obtained	-	127,554
Loans and financing payable – principal	-505,099	-617,176
Payment of Shareholders remuneration	-406,535	-
Payment on refinancing of taxes and contributions - Principal	-	-
Receipt of Advance for future Capital Increase	-	-
Others	-	-
Net financing activities	-911,634	-489,622

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-35,960	-32,919
Acquisition of intangible asset	-	-2,189
Acquisition of Concession asset	-87,457	-153,879
Advance for future capital increase	-265,310	-21,055
Acquisition of equity participation	-227,644	-215,914
Others	-	-
Net cash investment activities	-616,371	-425,956

Increase (decrease) in cash and cash equivalent	398,474	1,135,558

Cash and cash equivalent – beginning of period – 12/31/12	395,324	423,018
Cash and cash equivalent – end of period – 03/31/13	409,068	242,985
	13,744	-180,033

97

Analysis of the results

2Q14 x 1Q14

The company presented in the 2Q14 a net profit 60.8% lower than for the 1Q14, from a profit of R$ 1,108.5 million in 1Q14, to a profit of R$ 434.4 million in 2Q14, mainly due to the following factors:

Operating Revenue

Generation:

The supply of electric energy decreased by 16.5%, from R$ 380.8 million in 1Q14 to R$ 317.8 million in 2Q14, primarily due to the termination of supply contracts with Vale and Alcoa.

The supply of electric energy increased by 19.1%, from R$ 719.2 million in 1Q14 to R$ 856.6 million in 2Q14, mainly due to the demand of electricity traded in CCEAR. The increase is due mainly to the provision in the A-0 auction of free energy. This auction took place in April 2014. Additionally, the company started to sell energy to CGTEE.

The electric energy sales in the short-term decreased by 87.4%, from R$ 843.0 million in 1Q14 to R$ 105.9 million in 2Q14, mainly due to the reduction in Settlement price of Differences (PLD) between periods and, depending on the availability of energy, previously free and negotiated in CCEE for supply through the A-0 auction and of the negotiation with CGTEE, reduction physical guarantee by Adjustment Factor Energy - GSF, through the company from seller to buyer for free energy position.

Transmission:

The remuneration of financial assets decreased by 86%, from R$ 48.4 million in 1Q14, to R$ 6.8 million in 2Q14, mainly due to the adjustment of merger of the subsidiaries of Rio Branco Transmitter Energy S/A and Transmitting Station Energy S/A by the company.

Operating Expense

The personnel expenses, materials and third-part related services increased by 5.7%, from R$ (318.8) million in 1Q4 for R$ (336.8) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

The electric energy purchased for resale increased by 360.6%, from R$ (22.8) million in 1Q14, to R$ (105.1) million in 2Q14. Depending on the availability of energy, previously free and negotiated in the CCEE for supply through the A-0 auction and the negotiation with CGTEE. With consequent reduction in physical guarantee by GSF, passing the company from a seller of free energy position to buyer position.

The charges for use of transmission grid increased by 3.3%, from R$ (130.7) million in 1Q14 to R$ (135.0) million in 2Q14. This change has no significant impact on the result of the Company.

The operating provisions and reversals increased by 246.4%, from reversal in 1Q14of R$ 14.2 million to a provision, in 2Q14 of R$ 20.8 million, consisting of amounts receivable on sale of company assets to Boa Vista Energia S/A and Amazonas Energia S/A, amounting R$ 24 million and R$ 29 million respectively.

Financial Result

The financial revenues increased 7.3%, from R$ 124.2 million in 1Q14, to R$ 133.2 million in 2Q14, mainly due to the recognition of positive derivative result of R$ 47.4 million and that in the first quarter was negative in R$ 5.7 million.

The financial expenses decreased by 10.9%, from R$ 136.3 million in 1Q14, to R$ 121.4 million in 2Q14, mainly due to the impact of derivative contracts, which totaled R$ 5.7 million in 1Q14 and reversed in 2Q14. Furthermore, there was a reduction in debt charges on the basis of payments made during the period and that significantly decreased the average monthly balances, reducing by R$ 10 million in the comparative period charges.

Equities Participations

The result from equity investments increased by 14.2%, from R$ 27.4 million in 1Q14, to R$ 31.2 million in 2Q14, mainly due to Eletronorte equity income increase about their investments in SPEs.

98

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14
HEU Coaracy Nunes	78.00	-	145,249.77	168,302.02
Tucuruí Complex	8,535.00	4,140.00	14,108,384.77	12,954,494.23
HEU Samuel	216.75	92.70	304,096.87	287,107.32
HEU Curuá-Una	30.30	24.00	63,782.61	50,642.72
UTE Rio Madeira	119.35	-	0.00	0,00
UTE Santana	177.74	-	145,179.09	143,254.91
UTE Rio Branco I	18.65	-	0.00	0,00
UTE Rio Branco II	32.75	-	0.00	0,00
UTE Rio Acre	45.49	-	0.00	0,00
UTE Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99	-	-	168,302.02
UTE - Santarém	10	-
TOTAL	9,350.02	-	14,776,693.11	13,603,801.2

Unit	Location (State)	Beginning of Operation	End of Operation
HEU Coaracy Nunes	AP	Oct/75	Dec/42
Tucuruí Complex	PA	Nov/84	Jul/24
HEU Samuel	RO	Jul/89	Sep/29
HEU Curuá-Una	PA	Jul/77	Jul/28
TEU Electron Use granted to Amazonas Energia	AM	Jun/05	Jul/20
TEU Rio Madeira	RO	Apr/68	Spet/18
TEU Santana	AP	Jan/93	May/19
TEU Rio Branco I	AC	Feb/98	Jul/20
TEU Rio Branco II	AC	Apr/81	Jul/20
TEU Rio Acre	AC	Apr/94	Oct/20
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug/24
UTE – Santarém	PA	Jun/14	Jun/34

1.2.SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
				1Q14	2Q14
EAPSA - Energia Águas Da Pedra S.A.	UHE Dardanelos	261	154.9	544,046.35	465,653.50
Amapari Energia S.A.	UTE Serra do Navio	23.28	21.00	32,592.85	4,091.86
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	68.47	22.8	43,316.00	30,074.00
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	58.45	21.9	22,572.00	23,435.00
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	60.12	21.1	37,238.00	30,122.00

(*) Energy originated in tests. Units not yet under commercial operation.

99

Unit	Participation (%)	Location (State)	Beginning of Operation	End of Operation
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	24.5	MT	Aug/11	Jul/42
Amapari Energia S.A. UTE Serra do Navio	49	AP	Jun/08	May/37
Brasventos Miassaba 3 Geradora de Energia S.A	24.50	RN	Feb/14	Aug/45
Brasventos Eolo Geradora de Energia S.A.	24.50	RN	Feb/14	Dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	24.50	RN	Feb/14	Dec/45

2.Electric Energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ million	-	-
Others	MWh	209,440.8	332,016.4
	R$ million	22,8	105,0
Total	MWh	209,440.8	332,016.4
	R$ million	22,8	105,0

2.2.SPE

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ million	-	-
Others	MWh	-	-
	R$ million	-	-
Total	MWh	-	-
	R$ million	-	-

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	44,95	328,537.51	52,89	337,605.76
	B	61,86	321,160.48	105,21	562,303.07
Others	A	461,78	3,452,536.20	528,91	3,561,840.51
	B	506,62	4,467,064.95	475,91	4,092,407.48
Total	A	506,73	3,781,073.71	581,80	3,899,446.26
	B	568,48	4,788,225.43	581,11	4,654,710.56

A – Through regulated market – Revenues not from quotas

B - Through free market agreements or bilateral contracts

100

3.1.2. Energy sold by  the enterprises affected by 12,783 law -O&M

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-
	B	18,19	290,130.68	17,76	309,242.93
Others	A	-	-	-	-
	B	-	-	-	-
Total	A	-	-	-	-
	B	18,19	290,130.68	17,76	309,242.93

A – Through regulated market – Revenues from quotas

B - Through free market agreements or bilateral contracts

3.2.SPE

Buyer	Sale model	Unit	1Q14	2Q14
Eletrobras System	A	R$ Million	-	-
		MWh	-	-
	B	R$ Million	-	-
		MWh	-	-
Others	A	R$ Million	52,70	50,02
		MWh	327,333.00	306,799.00
	B	R$ Million	81,38	41,86
		MWh	143,271.73	87,284.48
Total	A	R$ Million	52,7	50,02
		MWh	327,333.00	306,799.00
	B	R$ Million	81,38	41,86
		MWh	143,271.73	87,284.48

4.CCEE settlement (Spot and MRE)

	Unit	1Q14(*)	2Q14
Sale	R$ Million	893,56	336,01
	MWh	6,018,995.09	5,334,105.98
	MWaverage	2,785.28	2,442.35
Purchase	R$ Million	204,42	323,32
	MWh	399,401.06	868,804.44
	MWaverage	184.82	397,8
Net	R$ Million	689,14	12,69
	MWh	5,619,594.03	4,465,301.54
	MWaverage	2,600.46	2,044.55

(*) changed in order of the sell made by CGTEE and the CCEE liquidation (SPOT and MRE), that previously considered the amount forecasted for the month of March.

5.Fuel for production of electric Energy

Type	Unit	1Q14	2Q14
Diesel oil	litre	40,244,000	39,932,000
	R$ Million	98,597,627.50	98,717,873.60

6.Losses in generation - %

1Q14	2Q14
0.07	0.88

101

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14(*)	2Q14
125.47	135.94

(*)Changed in order to the sell dont to CGTEE and the CCEE liquidation (Spot and MRE) that previously considered the amount forecasted to March.

7.1.1.Own Assets – enterprises renewed in terms of the 12,783 law – O&M

1Q14	2Q14
62.68	57.44

(*)Changed in order to the sell dont to CGTEE and the CCEE liquidation(Spot and MRE) that previously considered the amount forecasted to March.

7.2 SPE

SPE	1Q14	2Q14
EAPSA Amapari	160.48 517.97	163.68 2.506.67
Miassaba 3	603.77	383.87
Eolo	677.83	372.35
Rei dos Ventos	620.33	377.56

8.Extension of transmission lines - Km

8.1.Own assets

       8.1.1.Transmission line

8.1.1.1. Transmission Lines – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Isolated System	0.00
Isolated System total	0.00
Interconnected System
São Luiz II - São Luiz III	35.94	230	May/10	Mar/38
Ribeiro Gonçalves - Balsas	95.00	230	Dec/11	Jan/39
Porto Velho - Abunã - C2	188.00	230	Feb/14	Nov/39
Abunã - Rio Branco - C2	302.00	230	Jan/14	Nov/39
Lechuga/Jorge Teixeira – C1	29.54	230	Feb/14	Jul/40
Lechuga/Jorge Teixeira – C2	29.54	230	Feb/14	Jul/40

Sub-Total 230 kV	680.02
Interconnected System Total	680.02
Total Isolated + Interconnected Total	680.02

102

8.1.1.2. Transmission Lines – enterprises renewed in terms of 12,783 law – O&M

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession

Isolated System
Boa Vista- Santa Elena	190.20	230	Jun/01	Dec/42
Sub-Total 230 kV	190.20
Coaracy Nunes - Santana - C1	108.00	138	Oct/75	Dec/42
Coaracy Nunes - Santana - C2	109.00	138	Feb/05	Dec/42
Santana - Portuária	4.00	138	Apr/96	Dec/42
Coaracy Nunes - Tartarugalzinho	87.00	138	Jun/00	Dec/42
Sub-Total 138 kV	308.00
Santana - Macapá II	20.00	69	Nov/96	Dec/42
Santana - Equatorial	13.00	69	Aug/00	Dec/42
Tartarugalzinho - Calçoene	130.00	69	Dec/01	Dec/42
Tartarugalzinho - Amapá	17.00	69	Feb/02	Dec/42
Santana - Santa Rita	12.60	69	Dec/07	Dec/42
Equatorial - Santa Rita	5.09	69	Sep/08	Dec/42
Sub-Total 69 kV	197.69
Isolated System total	695.89
Interconnected System
Colinas - Miracema	173.97	500	Mar/99	Dec/42
Imperatriz - Colinas	342.60	500	Mar/99	Dec/42
Imperatriz – Marabá - C1	181.09	500	Apr/81	Dec/42
Imperatriz – Marabá - C2	181.82	500	Mar/88	Dec/42
Tucuruí – Marabá – C1	222.14	500	Oct/81	Dec/42
Tucuruí – Marabá – C2	221.70	500	Feb/88	Dec/42
Tucuruí - Vila do Conde	327.10	500	Dec/81	Dec/42
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul/24
Pres. Dutra - Boa Esparança	205.39	500	Jan/00	Dec/42
Imperatriz - Pres. Dutra - C1	386.60	500	Oct/82	Dec/42
Imperatriz - Pres. Dutra - C2	385.30	500	Jan/00	Dec/42
Miranda II - Pres. Dutra – C1	195.50	500	Jul/84	Dec/42
São Luiz II - Miranda II – C2	106.80	500	Mar/86	Dec/42
Sub-Total 500 kV	3,243.32	500		Dec/42
Altamira - Rurópolis	330.02	230	Oct/88	Dec/42
Guamá - Utinga - C1	19.40	230	Dec/81	Dec/42
Guamá - Utinga - C2	19.40	230	Dec/81	Dec/42
Tucuruí - Altamira	317.60	230	Jun/98	Dec/42
Utinga - Castanhal	69.27	230	Dec/94	Dec/42
Castanhal - Santa Maria	25.04	230	Dec/94	Dec/42
Vila do Conde - Guamá - C1	49.30	230	Apr/81	Dec/42
Vila do Conde - Guamá - C2	49.30	230	Dec/82	Dec/42
Marabá - Carajás	145.00	230	Oct/04	Dec/42
Carajás - Integradora	83.00	230	Aug/08	Dec/42
Imperatriz - Porto Franco	110.10	230	Oct/94	Dec/42
São Luiz II - Miranda II	105.30	230	Nov/02	Dec/42
São Luiz II - São Luiz I - C1	18.60	230	Jan/83	Dec/42
São Luiz II - São Luiz I – C2	19.00	230	Sep/88	Dec/42
Miranda II - Peritoró	94.20	230	Dec/02	Dec/42
Pres. Dutra - Peritoró	115.00	230	Mar/03	Dec/42
Peritoró - Coelho Neto	223.00	230	Jul/06	Dec/42
Coelho Neto - Teresina	127.10	230	Sep/06	Dec/42
São Luiz II - UTE São Luiz	0.05	230	Jan/82	Dec/42
Barra Peixe – Rondonópolis – C1	217.00	230	Oct/97	Dec/42
Rondonópolis - Coxipó - C1	187.80	230	Sep/88	Dec/42
Rondonópolis - Coxipó - C2	187.80	230	Jul/84	Dec/42
Coxipó - Nobres	112.41	230	Sep/96	Dec/42
Nobres – Nova Mutum - C1	104.57	230	Sep/96	Dec/42
Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep/96	Dec/42
Lucas do rio Verde - Sorriso C-1	52.50	230	Sep/96	Dec/42
Sinop - Sorriso C-1	86.43	230	Sep/96	Dec/42
Barra Peixe – Rondonópolis – C2	216.79	230	Mar/08	Dec/42
Rio Verde (C. Magalhães) - Rondonópolis	177.83	230	Jul/83	Dec/42
Jauru - Coxipó - C1	366.00	230	Jun/03	Dec/42
Jauru - Coxipó - C2	366.00	230	Jun/03	Dec/42
Abunã - Rio Branco	302.00	230	Nov/02	Dec/42
Ariquemes - Jarú	83.82	230	Sep/94	Dec/42
Jarú - Ji-Paraná	80.69	230	Sep/94	Dec/42
Samuel - Ariquemes	151.60	230	Aug/94	Dec/42
Samuel - Porto Velho – C1	40.55	230	Jul/89	Dec/42
Samuel - Porto Velho – C2	40.55	230	Jul/89	Dec/42
Samuel (Usina) - Samuel (SE)	2.85	230	Jul/89	Sep/29
Porto Velho - Abunã	188.00	230	May/02	Dec/42
Ji-Paraná - Pimenta Bueno	117.80	230	Jun/08	Dec/42
Pimenta Bueno – Vilhena	160.20	230	Oct/08	Dec/42
Sub-Total 230 kV	5,256.67
Tucuruí-Vila - Cametá	214.21	138	Aug/98	Dec/42
Curuá-Uma - Tapajós-Celpa	68.80	138	Jan/06	Jul/28
Coxipó - São Tadeu	44.17	138	Jul/81	Dec/42
São Tadeu - Jaciara	77.92	138	Jul/81	Dec/42
Jaciara - Rondonopolis-Cemat	70.00	138	Jul/81	Dec/42
Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr/81	Dec/42
Sub-Total 138 kV	651.10
Tucuruí - Tucuruí Vila	2.30	69	Jul/97	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Jan/80	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Dec/85	Dec/42
Sub-Total 69 kV	5.10
Interconnected System Total	9,156.19
Total	9,852.08

General Total	10,532.10

103

8.1.2.Substation

8.1.2.1. Substation  – enterprises not affected by 12,783 law

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation

Ribeiro Gonçalves	350.00	Maranhão	Apr/11	Jan/39
Balsas	100.00	Maranhão	Apr/11	Jan/39
São Luis III	300.30	Maranhão	May/10	Mar/38
Miranda II	450.00	Maranhão	Nov/10	Jan/39
Lucas do Rio Verde	75.00	Mato Grosso	Apr/13	Jun/41
Nobres	200.00	Mato Grosso	Sep/13	Dec/41

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Operation
Energy Transmission Station S.A. (transferred shared to Eletrobras Eletronorte – Ordinance ANEEL 3532, of 11/23/2010)	Converter Station 01 CA/CC, 500/±600 KV and to Inverter Station 01 CC/CA, ±600/500 kV	-	100.00	Mar-13	Feb-39

8.1.2.2. Substation  – enterprises renewed in terms of 12,783 law

Substation	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
Altamira	120.30	Pará	Jun/98	Dec/42
Cametá	23.55	Pará	Aug/98	Dec/42
Carajás	0.30	Pará	Nov/06	Dec/42
Guamá	454.00	Pará	Dez/81	Dec/42
Marabá	1,063.80	Pará	Out/81	Dec/42
Rurópolis	200.60	Pará	Dez/98	Dec/42
Santa Maria	500.15	Pará	Set/95	Dec/42
Tucuruí	619.00	Pará	Oct/81	Dec/42
Transamazônica	60.30	Pará	Dez/98	Dec/42
Tucuruí-Vila	58.44	Pará	Jun/99	Dec/42
Utinga	602.00	Pará	Dec/81	Dec/42
Vila do Conde	3,549.40	Pará	Dec/81	Dec/42
São Luis I	401.73	Maranhão	Dec/82	Dec/42
São Luis II	2,679.00	Maranhão	Dec/82	Dec/42
Miranda II	500.60	Maranhão	Jun/98	Dec/42
Peritoró	300.11	Maranhão	Dec/82	Dec/42
Presidente Dutra	747.61	Maranhão	Dec/82	Dec/42
Coelho Neto	130.00	Maranhão	Jan/00	Dec/42
Imperatriz	1,842.17	Maranhão	Dec/82	Dec/42
Porto Franco	266.50	Maranhão	Feb/94	Dec/42
Colinas	1.50	Tocantins	Mar/99	Dec/42
Miracema	362.50	Tocantins	Mar/99	Dec/42
Barra do peixe	150.60	Mato Grosso	Nov/93	Dec/42
Couto Magalhães	15.11	Mato Grosso	Oct/81	Dec/42
Coxipó	571.20	Mato Grosso	Jul/87	Dec/42
Jauru	600.45	Mato Grosso	Jun/03	Dec/42
Nova Mutum	60.60	Mato Grosso	Sep/96	Dec/42
Rondonopolis	200.90	Mato Grosso	Jul/83	Dec/42
Sinop	356.00	Mato Grosso	Sep/96	Dec/42
Sorriso	60.60	Mato Grosso	Sep/96	Dec/42
Epitaciolândia	22.10	Acre	Mar/08	Dec/42
Sena Madureira	18.75	Acre	Oct/08	Dec/42
Rio Branco	422.95	Acre	Nov/12	Dec/42
Ariquemes	120.30	Rondônia	Aug/94	Dec/42
Ji-Paraná	320.60	Rondônia	Sep/94	Jan/42
Porto Velho	525.60	Rondônia	Jul/89	Dec/42
Abunã	110.60	Rondônia	May/02	Dec/42
Samuel	0.30	Rondônia	Jul/89	Dec/42
Pimenta Bueno	110.60	Rondônia	Jun/08	Dec/42
Vilhena	120.60	Rondônia	Oct/08	Dec/42
Jaru	30.15	Rondônia	Sep/97	Dec/42
Coaracy Nunes	40.08	Amapá	Nov/75	Dec/42
Portuária	20.05	Amapá	Apr/96	Dec/42
Amapá	10.08	Amapá	Dec/01	Dec/42
Tartarugalzinho	40.22	Amapá	Jun/00	Dec/42
Calçoene	10.08	Amapá	May/02	Dec/42
Santana	120.45	Amapá	Oct/75	Dec/42
Santa Rita	80.03	Amapá	Dec/07	Dec/42
Equatorial	79.95	Amapá	Aug/00	Dec/42
Macapá II	53.43	Amapá	Nov/96	Dec/42
Boa Vista	201.65	Roraima	Jul/01	Dec/42

104

8.2.SPE

8.2.1.Transmission Lines

SPE	From – To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49.00	193	230	Aug/05	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	37.00	695	500	May/08	Apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.71	402	230	Sep/09	Mar/38
Transmissora Matogrossense de Energia S.A. – TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	49.00	348	500	Nov/11	Nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	30.00	559	500	Mar/13	Oct/38

8.2.2.Substation – N/A

9.Transmission losses - %

1Q14	2Q14
3.0	3.0

10.Main investments of parent company – R$ million

Project	1Q14	2Q14	2014 budget
Generation	2,629,923	3,429,508	64,171,782
HPU Coaracy 2nd stage	-	362,617	5,000,000
Generation system maintenance	2,627,370	2,814,360	24,038,182
HPU Curuá-Uma expansion	2,553	252,531	1,500,000
Extension of Generation System	-	-	33,633,600
Transmission	57,401,964	58,454,857	409,199,023
TL Implementation Rio Branco - Cruzeiro do Sul	24,850,000	6,072	40,061,000
Reinforcement of the Isolated System	1,170,468	2,883,118	16,410,000
TS North/Northeast-Maranhão	49,692	360,577	5,000,000
Transmission system maintenance	1,770,738	4,095,528	35,000,000
Reinforcement of interconnected system	29,561,066	51,109,562	312,728,023
Others	1,578,314	3,993,509	56,690,195
Preservation and conservation	1,074,447	2,897,141	38,590,195
Infrastructure	-	-	1,050,000
Infrastructure	849	83,658	1,050,000
Infrastructure	57,018	566,710	15,000,000
Headquarters	446,000	446,000	1,000,000
Total	61,610,201	65,877,874	530,061,000

105

11.New investments

11.1.Generation

11.1.1.Own assets – N/A

11.1.2.SPE

SPE	Unit	Lacation (State)	Installed Capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
Norte Energia S.A.	UHE Belo Monte	PA	11,233	4,571	Feb-15	Jun-11	Aug-45
Cia. Energética Sinop S.A.	UHE Sinop	MT	400	239,8	Mar-17	Dec-13	Feb-49

11.1.2.1. SPE

SPE	Unit	Investiment (R$ million)		Working Schedule (%)	Participation (%)	Partners
		Total	Realized
Norte Energia S.A.	UHE Belo Monte	29,375.00 Working basis final 25,885.00 apr/10	13,147	52.8	19.98	ELETROBRAS / CHESF / PRIVADOS
Cia. Energética Sinop S.A.	UHE Sinop	1,804.81	79,6	10.4	24.50	CHESF / ALUPAR

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of investment (R$ million)	Realized (R$ million)	Extension of Lines (Km)	Tension (Kv)	Beginning of Operation	End of Concession
Jorge Teixeira – Lechuga (AM)	35,533	42,573	30	230	Feb/14	Jul/40
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12(*)	58,000	45,758	30	230	May/14	May/42

(*) The TL is concluded and avaliable to beginning of Operation since May/14. But, the schedule of conclusion of associated substations is due to Dec/14, when the group can be energized, coming to Operation.

106

11.2.1.2.Substations

SE	Total of investment (R$ million)	Realized (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
SE Rio Branco I – AT2 230/138/13,8KV	10,516 (basis dec/2010)	10,617	55 MVA	AC	Sep/13	Sep/43
SE Nobres – AT1/AT2 230/138kV	16,968 (basis sep/2011)	16,637	100 MVA	MT	Oct/13	Oct/41
SE Sinop - AT3 230/138kV	11,937 (basis jun/11)	11,774	100 MVA	MT	Sep/13	Sep/43
SE Miracema TR2 500/138/13,8kV	25,6 (basis dec/10)	24,390	3 x 60 MVA	MA	Oct/13	Jun/43

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	From-To	Participation (%)	Investment (R$ million)		Extension of Lines (km)	Tension (kV)	Beginning of Operation	End of Concession
			Total	up to 2Q14
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,900.3	2,468.4	2,375	±600	Aug/14	Feb/39
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	640.0	521.7	987	230	Dec/14	Nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) e Equador (RR) - Boa Vista (RR), circuito duplo e SEs Equador (RR) Boa Vista (RR)	49.00	1,110.0	155.3	715	500	Mar/16	Jan/42

11.2.2.2.Substations

SPE	SE	Participation (%)	Investment (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Luziânia Niquelândia Transmissora S.A.	SE Luziânia and SE Niquelândia	49.0	39,3	255	Luziânia (GO)/Niquelândia (GO)	Aug/15	May/42

107

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
Eletrobras ECF-2092/01	207,97	202,63	12/30/2023	RGR+8.42%p.y.
Eletrobras ECF-2272/02	317,37	298,33	05/30/2018	RGR+7% p.y..
Eletrobras ECF-2273/02	71,20	66,12	09/30/2017	RGR+7% p.y.
Eletrobras ECF-2710/08	7,95	7,00	04/30/2016	RGR+7% p.y.
Eletrobras ECF-2757/09	127,72	125,40	06/30/2021	IPCA+7%p.y.
Eletrobras ECF-2758/08	25,08	24,62	06/30/2021	IPCA+7% p.y.
Eletrobras ECF-2794/09	1.531,55	1.520,72	12/30/2029	IPCA+7% p.y.
Eletrobras ECF-2818/10	69,90	68,69	10/30/2021	IPCA+7% p.y.
Eletrobras ECF-2934/11	383,89	382,47	01/30/2023	IPCA+7% p.y..
Eletrobras ECF-3038/13	72,87	72,90	07/30/2020	SELIC
BNDES-03.2.782.3.1	255,06	229,64	09/15/2016	TJLP+3.5 % p.y.
BNDES-09.02.1355.1	30,24	29,28	11/15/2024	TJLP+2.5% p.y.
BNDES-10.20.2677	10,43	10,19	11/15/2024	TJLP+2.5% p.y..
Banco do Brasil	7,72	7,20	01/01/2018	8.5 % p.y.
Banco do Nordeste	67,64	66,53	06/03/2031	8.5% p.y.
Banco do Brasil	6,54	6,55	12/01/2026	8.5% p.y..
Banco da Amazônia	24,26	23,72	01/01/2029	8.5% p.y.
BNDES-11.2.13181.1	136,62	134,01	03/15/2027	TJLP+2.12 e 1.72 p.y.
BNDES-11.2.0281.-ETE	496,32	490,98	11/15/2028	TJLP+2.12 p.y.
BANCO DA AMAZÔNIA-ETE	242,10	248,07	07/15/2031	8.5% p.y.
BASA-043.11/0029-2-DEBENTURES	-	222,99	10/15/2031	TJLP+1.5% p.y.

Foreign currency – FC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
Eletrobras ECR-257/97– BID	350,65	319,61	06/04/2025	US$+6.83% p.y
Eletrobras ECR-259/98 – CAF	18,07	17,77	04/08/2015	Libor+3.58% p.y
Eletrobras ECR – 260/98 – Eximbank	144,98	135,79	06/04/2025	Yen+3.5% p.y
Credit National 121/0118	0.00	0.00	12/31/2016	EUR+3.5% p.y
Credit National 121/0122	0.04	0.03	12/31/2016	EUR+3.5% p.y
D.M.L.P – Tesouro Nacional	0.47	*	04/15/2014	US$+8% p.y

*The contract was ended on 04.30.2014

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity
Generation	168.35	299.35	285.99	217.82	177.96	1.582.82	2,732.29
Transmission	98.39	176.27	173.73	167.37	152.11	1.193.28	1,961.15
Energy tradings	6.19	11.58	-	-	-	-	17.77
By creditor
Eletrobras	165.79	301.74	301.79	301.45	248.17	1.857.32	3,176.26
Others	107.14	185.46	157.93	83.74	81.90	918.78	1,534.95

108

13.1.2.SPE –R$

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	14,205,336,485.24	15,169,173,980.53	16,204,483,315.15	-	-	-
Transmission	3,001,211,927.74	2,780,625,746.14	2,351,166,010.07	-	-	-
Energy tradings	-	-	-	-	-	-
By creditor
BNDES	10,412,076,321.43	10,865,668,812.20	11,032,945,615.16	-	-	-
Others	6,794,472,091.55	7,084,130,914.48	7,522,703,710.05	-	-	-
TOTAL	17,206,548,412.98	17,949,799,726.68	18,555,649,325.21	-	-	-

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	21	18
6 to 10	236	239
11 to15	18	18
16 to 20	18	17
21 to 25	121	121
beyond 25	186	187
Total	600	600

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	72	42
6 to 10	327	356
11 to15	57	57
16 to 20	42	42
21 to 25	159	158
beyond 25	446	447
Total	1,103	1,102

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	77	64
6 to 10	503	516
11 to15	8	8
16 to 20	16	16
21 to 25	304	301
beyond 25	458	462
Total	1,366	1,367

14.2.By departments

Department	Number of employees
	1Q14	2Q14
Field	2,493	1,367
Administrative	1,031	1,702
Total	3,524	3,069

109

14.3.By region

State	Number of employees
	1Q14	2Q14
Acre	133	133
Amazonas	11	12
Amapá	170	170
Maranhão	348	348
Mato Grosso	197	198
Pará	454	450
Rondônia	237	237
Roraima	48	48
São Paulo	37	36
Tocantins	54	54
Tucuruí	278	279
Distrito Federal	1,102	1,104
Total	3,069	3,069

15.Complementary work force

Operational	1Q14	2Q14
	380	399

16.Turn-over - %

1Q14	2Q14
0.23	0.05

110

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets
Availabilities	55,937	147,642
Clients (Consumers and Resellers)	194,208	156,887
Loans and Financing - Principal	-	-
Marketable securities	205,095	299,393
Receivable Dividends (Remuneration of equity participation)	-	-
Deferred Fiscal Assets (taxes and Contribution)	17,688	87,456
Income tax and Social Contribution	4,721	-
Reimbursement Right - CCC (12,111 Law)	-	319,471
Stored Material	134,363	71,841
Storage of Nuclear fuel	343,730	343,730
Financial Asset	-	-
Receivable – Law 12,783/13	-	-
Other	66,175	54,292
	1,021,917	1,480,712
Non-Current Assets
Clients (Consumers and Resellers)	-	-
Loans and Financing - Principal	-	-
Marketable securities	-	-
Deferred Fiscal Assets (taxes and Contributions)	-	-
Income tax and Social Contribution	-	-
Reimbursement Right – CCC (12,111 law)	-	289,046
Linked deposits	44,958	41,864
Stored Nuclear fuel	460,444	478,046
Receivable – 12,783/13 Law	-	-
Other	300,520	277,864
Advance for equity participation	-	-
	805,922	1,086,820
Investment	-	-
Fixed Asset	9,817,896	8,826,196
Intangible	53,283	31,222
Non-Current Assets Total	10,677,101	9,944,238
Total Assets	11,699,018	11,424,950

111

Liabilities and Stockholders’ Equity	06.30.14	06.30.13
Current Liabilities
Suppliers	274,065	108,321
Loans and financing - Principal	820,878	62,870
Loans and financing - Charges	7,658	11,083
Taxes and social contributions	51,454	123,391
Income tax and Social Contribution	-	-
Advance from clients (Energy sell in advance)	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	329,542	86,037
Provision for contingencies	-	-
Post-employment benefits (Complementary Pension Fund)	10,598	8,242
Onerous Contracts	-	-
Sector charges (regulatory taxes)	-	-
Incentive topersonnel retirement	47,528	3,649
Others	25,924	404,128
	1,567,647	807,721
Non-Current Liabilities
Suppliers	-	-
Loans and Financing - Principal	3,255,042	2,555,447
Taxes and Social Contribution	-	-
Income tax and Social Contribution	-	-
Advance from Clients	-	-
Estimated Obligations	123,528	-
Provision for Contingencies	161,303	71,565
Provision for onerous contaract	-	-
Post-Employment Benefit (Complementary Pension Fund)	47,133	227,291
Leasing	-	-
Sectorial Charges (regulatory taxes)	-	-
Demobilization of asset obligation	1,174,343	1,012,804
Advance for future capital increase	-	-
Others	-	420,256
	4,761,349	4,287,363
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Capital Reserves	-	-
Profit Reserves	-	-
Additional Proposed Dividend	-	-
Accrued profit/losses	-1,218,260	-96,736
Other comprehensive income	-18,976	-180,656
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	5,370,022	6,329,866
Total Liabilities and Stockholders’ Equity	11,699,018	11,424,950

112

Statement of Income

(R$ thousand)

	06.30.14	06.30.13
Operating Revenue
Supply	1,099,005	941,320
Other Operating Revenue	-	-
Deductions to the Revenue	-133,590	-87,212
Net Operating Revenue	965,415	854,108

Operating cost and Expenses
Personnel, Material and Third-part related Service	-445,901	-444,029
Charges over the use of electric grid	-28,305	-26,817
Fuel for electric energy production - CCC	-158,638	-129,670
Depreciation and Amortization	-179,880	-143,674
Donations and Contributions	-	-
Provisions	-73,939	-35,137
Others	-396,409	-36,315
Operating expenses	-1,283,072	-815,642

Operating Result before Financial Result	-317,657	38,466

Financial result	-116,898	-53,846
Income before Income tax and Social Contribution	-434,555	-15,380

Current Income tax and Social contribution	-25,178	-2,980
Deferred Income tax and Social Contribution	-	-8,384
Net income for the period	-459,733	-26,744

113

Cash Flow

(R$ thousand)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Profit/Loss before income tax and social contribution	-434,555	-15,380
Depreciation and amortization	179,880	143,674
Amortization of intangible Assets - Distribution / Transmission	-	-
Net monetary and currency variations	41,731	16,671
Financial charges	16,957	19,148
Equity Equivalency Result	-	-
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	-	-
Provision for contingencies	66,224	4,263
Provision for staff realignment	358,401	-
Impairment – Others	-	-
Provision for onerous contracts	-	-
Provision for loss of Financial Asset	-	-
Global reversal reserve charges	-	-
Adjustment to present value / market value	38,000	25,768
Minority Participation in the Results	-	-
Charges on shareholders funds	-	-
Loss (Gain) on asset disposal (sum in Others item)	-	-
Revenue of financing assets - IRR	-	-
Derivative financial instruments	-	-
Others	27,873	28,427
Variation in operating assets / liabilities	-308,511	-157,944
Cash generated in operating activities	-14,000	64,627

Financial charges paid	-43,473	-34,253
Payment of global reversal reserve charges	-	-
Financial charges received	-	-
Remuneration received from equity participation	-	-
Financial asset revenue by RAP	-	-
Receiving compensation for financial asset	-	-
Payment of income tax and social contribution	-23,299	-13,875
Payment of pension fund	-	-
Lawsuits payment	-	-
Legal deposits	-5,460	-2,558
Net cash operating activities	-86,232	13,941

FINANCING ACTIVITIES
Loans and financing obtained	800,863	152,969
Loans and financing payable – principal	-23,604	-24,547
Payment of Shareholders remuneration	-	-
Payment on refinancing of taxes and contributions - Principal	-	-
Receipt of Advance for future Capital Increase	-	-
Others	-	-
Net financing activities	777,259	128,422

INVESTMENT ACTIVITIES
Acquisition of fixed asset	-640,700	-498,669
Acquisition of intangible asset	-10,407	-3,121
Acquisition of Concession asset	-	-
Advance for future capital increase	-	-
Acquisition of equity participation	-	-
Others	-	-
Net cash investment activities	-651,107	-501,790

Increase (decrease) in cash and cash equivalent	39,920	-359,427

Cash and cash equivalent – beginning of period – 12/31/13	6,917	131,354
Cash and cash equivalent – end of period – 03/31/14	55,937	147,642
	49,020	16,288

114

Analysis of the result

2Q14 x 1Q14

The Company presented a loss in 2Q14 43.4% lower than the previous quarter, from R$ (293.6) million in 1Q14, to R$ (166.2) million in 2Q14, primarily due to the factors below described.

Operating Revenue

Generation

The supply of electric energy decreased by 2.7%, from R$ 557.1 million in 1Q14 to R$ 541.9 million in 2Q14, mainly due to the negative adjustment of complementary forecasted revenue, the ARG (Annual Revenue Generation).

Operating Expenses

The personnel expenses, materials and third-part related services increased by 34.0%, from R$ (190.6) million in 1Q14, to R$ (255.3) million in 2Q14, primarily due to personnel costs retroactive to January 2014, according to the labor agreement and in order to treat the Performance Management System (SGD), and increased spending on equipment and services due primarily the hiring related to stopping of Angra 1 Plant from March to May 2014.

The spending on Early Retirement Plan (PID) showed a decrease of 84.0%, from R$ (308.9) million in 1Q14, to R$ (49.5) million in 2Q14, mainly due to reversal of provision registered in 1Q14.

The fuel for electric energy production decreased by 13.6% from R$ (85.1) million, in 1Q14 to R$ (73.5) million, in 2Q14, mainly due to reduction in fuel consumption in function of the stoppage in Angra 1 plant from March to May 2014.

The oerating provision presented an increase of 945.6%, from R$ (6.5) million in 1Q14to R$ (67.5) million in 2Q14, mainly because of the constitution of provision of R$ 25 million related to changes of classification of risk of loss of environmental lawsuit.

Financial Result

Net monetary variations decreased by 166.7%, from R$ (1.6) million in 1Q14, to R$ (4.3) million in 2Q14, mainly due to currency variations on debt with domestic suppliers for the period April-June 2014.

The other financial revenues decreased by 187.8%, from a revenue R$ 9.7 million in 1Q14, to an expense of R$ (8.5) million in 2Q14, mainly due to reversal correction of lawsuit deposit.

115

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14
Angra I	640	509.8	1,299,694.18	842,821.64
Angra II	1,350	1,204.7	2,939,049.94	2,926,158.78
Total	1,990	1,714.5	4,238,744.12	3,768,980.42

Unit	Location (State)	Beginning of Operation	End of Concession = Useful Economic Life
Angra I	Rio de Janeiro	01/1985	12/2024
Angra II	Rio de Janeiro	09/2000	08/2039

2. Electric Energy purchased for resale  - N/A

3. Energy sold

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-
	B	15,0	108,509.195	14,1	96,220.134
Others	A		-	-	-
	B	542,1	3,766,817.231	527,9	3,340,213.236
Total	A	-	-	-	-
	B	557,1	3,875,328.426	542,0	3,436,433.370

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity

Type	1Q14		2Q14
	Kg	R$ Million	Kg	R$ Million
Uranium	72,101	85,1	59,990	73,5

6. Losses in generation - %

1Q14	2Q14
2.11	2.38

7. Average price– R$/MWh

1Q14	2Q14
143.76	157.69

8. Extension of transmission lines - Km – N/A

9. Transmission losses - % - N/A

116

10.Main investments– R$ million

Project	1Q14	2Q14	2014 budget
Generation
Angra 1 and 2	29,735.3	36,269.5	405,743.7
Angra 3	155,198.4	532,649.9	2,110,817.6
Others	9,602.7	2,355.7	45,253.6
Total	194,536.4	571,275.1	2,561,814.9

11. New investments

Generation

Unit	Location (State)	Investiment (R$ million)		Installed Capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
		Total	Realized*
Angra 3	RJ - Angra dos Reis	13,016.5	4,773.2	1,405	1,214.2	May/18	Jul/08	Mar/58**

**There is no operation license yet for Angra 3 nuclear power plant. Considered 40 years, the same of Angra 2.

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Date Due	Index
Eletrobras	1,083.6	1,062.2	01.30.2038	UFIR
BNDES	2,118.8	2,260.6	06.15.2036	TJLP
CEF	264.0	760.8	12.27.2014	-

Foreign currency – FC – N/A

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total
By activity	790.6	61.4	79.0	100.9	132.5	2,919.2	-
Generation	790.6	61.4	79.0	100.9	132.5	2,919.2	-
By creditor	790.6	61.4	79.0	100.9	132.5	2,919.2	-
Eletrobras	23.6	61.4	47.3	34.2	61.4	834.4	-
BNDES	6.2	-	31.7	66.7	71.1	2,084.8	-
CEF	760.8	-	-	-	-	-	-

117

14.Number of employees

14.1.By tenure

Generation

Tenure in years	1Q14	2Q14
Up to 5	397	416
6 to 10	345	351
11 to15	304	306
16 to 20	166	166
21 to 25	126	126
beyond 25	504	501
Total	1,842	1,866

Administration

Tenure in years	1Q14	2Q14
Up to 5	148	149
6 to 10	137	139
11 to15	59	60
16 to 20	10	11
21 to 25	79	79
beyond 25	280	282
Total	713	720

14.2.By region

State	Number of employees
	1Q14	2Q14
Rio de Janeiro	2,550	2,581
Federal District	5	5

13.3.By departments

Departments	Number of employees
	1Q14	2Q14
Field	1,842	1,866
Administrative	713	720

15.Complementary work force- N/A

16.Turn-over  - %

1Q14	2Q14
0.0043	0.0081

118

Balance Sheet

(R$ thousand)

Financial Statements for Consolidation Purposes

Assets	Consolidated
	06.30.14	06.30.13
Current Assets
Availabilities	394,526	890,601
Clients (Consumers and resellers)	135,429	255,804
Financing and Loans - Principal	1,370	-
Marketable Securities	-	-
Dividends to Receive (Remuneration from equity participations)	7,696	48
Fiscal Assets Deferred (Taxes and Contributions)	27,031	78,720
Income Tax and Social Contribution	70,345	-
Linked Deposits	26,150	69,715
Stored Material	35,964	33,185
Financial Asset	63,984	54,117
Receivable 12,783/13 Law	490,297	391,107
Others	78,607	72,865
Total Current Assets	1,331,399	1,846,162
.
Non-Current Assets
Clients (Consumers and resellers)	493,614	403,226
Financing and Loans - Principal	4,782	1,286
Marketable Securities	145	141
Fiscal Assets Deferred (Taxes and Contributions)	22,483	331,172
Income Tax and Social Contribution	19,442	-
Derivatives	-	-
Reimbursement Rights – CCC (12,111 law)	-	-
Linked Deposits	134,621	89,875
Financial Asset – Annual allowed Revenue (transmission)	2,080,792	2,194,502
Receivables 12,783/13 Law	97,777	423,699
Others	92,165	68,047
Advances for equity participation	142,633	-
	3,088,454	3,511,948
INVESTMENTS	2,664,847	2,057,862
FIXED	2,359,411	2,440,016
INTANGIBLE	175,742	183,971
Non-Current Assets Total	8,288,454	8,193,797
Assets Total	9,619,853	10,039,959

120

Liabilities and Stockholders’ Equity	Consolidated
	30.06.14	30.06.13
Current Liabilities
Suppliers	37,611	69,612
Loans and financing	406,870	366,179
Taxes and Social Contributions	49,898	45,521
Income tax and Social Contribution	6,533	-
Derivatives	-	-
Advance from consumers (Energy sell in advance)	-	-
Remuneration to shareholders (dividends to pay)	266,049	65,303
Estimated obligations	82,132	18,833
Provisions for contingencies	-	-
Post-employment benefit (Supplementary Pension Fund)	9,722	11,059
Onerous Contracts	-	1,924
Concessions to pay - UBP	2,058	-
Sectorial Charges (regulatories fees)	36,972	30,157
Incentive for personnel retirement	0	79,358
Others	132,123	179,759
Total of current Liabilities	1,029,968	867,705

Non-Current Liabilities
Suppliers	-	-
Loans and financing - principal	2,649,251	2,499,444
Taxes and Social Contributions	61,777	95,816
Income tax and Social Contribution	-	-
Derivatives	-	-
Advance from consumers (Energy sell in advance)	-	-
Estimated obligations	23,140	83,299
Provisions for contingencies	53,685	109,471
Provision for Onerous Contracts	108,098	803,934
Post-employment benefit (Supplementary Pension Fund)	77,195	237,539
Leasing	-	-
Concessions to pay - UBP	23,639	27,032
Sectorial Charges (regulatories fees)	-	-
Advance for future capital increase	62,261	578,358
Others	28,701	187
Non-Current Total	3,087,747	4,435,080

Stockholders’ Equity
Social Capital	4,295,250	3,740,410
Capital reserve	-	-
Profit reserve	1,072,411	1,059,172
Additional proposed dividends	-	-
Accumulated Profit/Losses	185,078	109,516
Others comprehensive Results	-63,987	-186,690
Non-Controlling shareholders participation	13,386	14,766

Total Stockholders’ Equity	5,502,138	4,737,174

Total Liabilities and Stockholders’ Equity	9,619,853	10,039,959

121

Statement of Income by Activity

(R$ thousand)

	Consolidated
	06.30.14	06.30.13
Operating Revenue
Generation
Supply – direct to distributors	160,382	122,905
Supply – bilateral contract	-	-
Short Term Electric Energy	3,532	40,833

Transmission
O&M Revenue	274,057	283,435
Construction Revenue – Transmission	15,669	70,984
Return on Investment - T	93,286	52,939

Others Operationg Revenues	12,752	13,046

Deductions to Revenue	-59,913	-58,390
Net Operating Revenue	499,765	525,752

Operating Cost and Expenses
Personnel, Material and Third party services	-216,934	-199,897
Electric Energy purchased for resale	-17,855	-45,048
Charges over the electric energy network usage	-5,982	-4,020
Construction Cost	-15,669	-70,984
Fuel for electric energy production - CCC	-	-
Remuneration and Reimbursement	-2,282	-2,745
Depreciation and Amortization	-64,810	-37,917
Donations and Contributions	-3,087	-2,568
Provisions	302,482	43,693
Others	-17,432	-12,121
Operating Expenses	-41,569	-331,607

Equity Participation Results	-105,093	-1,731
Operating Result before Financial result	353,103	192,414

Financial Result	-22,536	-26,740
Result before Income tax and Social Contribution	330,567	165,674

Current Income tax and Social Contribution	-3,279	-14,678
Deferred Income tax and Social Contribution	-140,737	-40,175
Net Profit of the period	186,551	110,821

122

Cash Flow

(R$ thousands)

Cash Flow	06.30.2014	06.30.2013
Operating Activities
Income before income tax, social contributionx	330,567	165,674
Depreciation and amortization	64,810	37,917
Amortization of Intangible assets – Distribution / Transmission	-	-
Monetary / Exchange net variation	-80,077	-12,183
Financial Charges	70,986	72,770
Equity method result	105,093	1,731
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	-55	613
Provision for contingencies	-2,623	9,647
Provision for realignment of staff plan	211	-
Provision for impairment - Others	-	-
Provision for onerous contract	-299,795	-133,333
Provision for losses of financial asset	-	-
Charges of reversal global reserve	-	-
Adjustment to present value / market value (sum to Others item)	3,624	-550
Minority participation in the result	-	-
Charges on shareholders funds	12,623	2,213
Loss/Gain in the disposal of assets (sum to Others item)	-	-
Revenue of Financial Asset by IRR	-93,286	-52,939
Derivatives	-	-
Others	3,746	81,585
Increase/Decrease in operating assts/liabilities	-39,765	1,329,203
Cash from operating activities	76,059	1,502,348

Payment of financing charges	-112,705	-120,844
Payment of charges of reversal global reserve	-	-
Financial charges receiving	239	299
Receiving of investment remuneration on equity participation	5	17
Receiving of annual allowed revenue (financial asset)	115,116	85,927
Receiving of indemnities of financial asset	83,657	1,274,757
Payment of income tax and Social Contribution	-20,899	-27,850
Payment of complementary pension fund	-5,703	-5,435
Payment of lawsuit contingencies	-	-
Lawsuits deposits	-1,105	-21,866
Net cash from operating activities	134,664	2,687,353

Financing Activities
Loans and Financing obtained	950	148,332
Payment of loans and Financing - Principal	-159,134	-112,435
Payment to shareholders	-320	-88
Payment of refinancing of taxes and social contributions - principal	-16,224	-15,759
Receiving of future capital increase	-	-
Others	-	-
Net cash from financing activities	-174,728	20,050

Investment Activities
Fixed Asset Acquisition	-42,680	-56,437
Intangible Asset Acquisition	-436	-460
Concession Asset Acquisition	-15,668	-70,984
Concession of cash in advance for future capital Increase	-56,172	-27,998
Acquisition/Contribution of Capital in equity participation	-276,643	-606,685
Others	-	9,531
Net cash from Investmen Activities	-391,599	-753,033

Increase (decrease) in cash and cash equivalent	-431,663	1,954,370

Cash and cash equivalent – beginning of period - 12/31/13	773,711	210,988
Cash and cash equivalent – end of period – 03/31/14	394,526	890,601
	-379,185	679,613

123

Analysis of the result

2Q14 x 1Q14

The Company presented in 2Q14 net income 49.1% lower than in the previous quarter, from R$ 126.3 million in 1Q14 to R$ 62.9 million in 2Q14, primarily due to the factors described below.

Operating Revenue

Generation:

The supply of electric energy decreased by 7.6%, from R$ 83.4 million in 1Q14, to R$ 77.0 million in 2Q14. The fact stems from the seasonal nature of sales contracts where there is no definition of the annual contracted amount, but the distributors have the possibility to distribute monthly quantities, according to pre-established cap and floor.

Revenue from sale of electric energy decreased by 112.3%, due to reduced physical security of the plants because of the occurrence of GSF (Generation Scaling Factor). Although the percentage reduction is significant, in monetary terms, does not represent a significant portion of total revenue generation.

Transmission:

The revenues with transmission system (O&M and revenue with financial assets) decreased by 1.4%, from R$ 185.0 million in 1Q14, to R$ 182.4 million in 2Q14, and this variation is considered normal for the period.

The construction revenue grew by 82.2%, from R$ 5.6 million in 1Q14 to R$ 10.1 million in 2Q14. The amount refers to expenses incurred for the construction of transmission assets, especially the expansion of the system.

Electric Energy Service Cost

The electric energy purchased for resale showed an increase in the last quarter, especially due to the variation in the generation of hydroelectric belonging to ERM - Energy Reallocation Mechanism, as well as the electric energy inherent to the Klabin compensation (PCH Salto Maua).

The depreciation and amortization items reduced by 13.2% from R$ 32.3 million in 1Q14 to R$ 28.0 million in 2Q14, due to adjustments in transmissions installations.

Personnel expenses increased by 35.8%, from R$ 68.7 million in 1Q14, to R$ 93.2 million in 2Q14, mainly due to salary adjustment in the second quarter, and that reflects on all accounting provisions, such as vacation, thirteenth salary and related charges.

The expenses with materials presented an increase by 13.9%, from R$ 3.4 million in 1Q14 to R$ 3.9 million in 2Q14. This variation is due to seasonality of accomplishment.

The spending on third-part related services increased by 20.0%, from R$ 21.8 million in 1Q14 to R$ 26.2 million in 2Q14. The variation, in particular, is due to the seasonality of accomplishment.

The other items did not show significant variation in percentage terms and/or are not representatives face to cost amount.

Operating Revenue (expense)

Among the operating provisions, the most representative is the Provision for Onerous Contract regarding the UHE Jirau. This one presented a reduction from a reversal of R$ 167.7 million in 1Q14, for a reversal of R$ 132.0 million in 2Q14.

Financial Result

The financial revenue decreased by 19.2%, from R$ 77.5 million in 1Q14 to R$ 62.6 million in 2Q14, as well as the income on investments and energy credits renegotiated (8,727/93 law).

The financial expenses increased 15.2%, from R$ 75.6 million in 1Q14, to R$ 87.0 million in 2Q14. The variation is due, in particular, to Selic updating of the dividends.

124

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14
UHE Passo São João	77.0	41.1	67,052.7	119,228.2
UHE Mauá*	177.9	96.9	186,075.2	253,601.7
UHE São Domingos	48.0	36.4	50,819.7	48,277.8
PCH Barra do Rio Chapéu	15.15	8.61	13,740.0	18,764.0
PCH João Borges	19.0	10.14	12,760.3	25,586.7
Eólica Cerro Chato I	30	11	22,236.2	24,042.3
Eólica Cerro Chato II	30	11	23,209.4	25,445.5
Eólica Cerro Chato III	30	11	22,391.0	24,640.5
Megawatt Solar	0.93	N/A	-	35.1

* Consortium Mauá (49% Eletrosul). The amounts are related to the participation of the company in the enterprise.

Plant	Location (State)	Beginning of Operation	End of Operation
HEU Passo São João	RS	Mar/12	Aug/41
HEU Mauá*	PR	Nov/12	Jul/42
UHE São Domingos	MS	Jun/13	Dec/37
SCH Barra do Rio Chapéu	SC	Feb/13	May/34
PCH João Borges	SC	Jul/13	Dec/35
Eólica Cerro Chato I	RS	Nov/11	Aug/45
Eólica Cerro Chato II	RS	Sep/11	Aug/45
Eólica Cerro Chato III	RS	May/11	Aug/45
Megawatt Solar	SC	May/14	N/A

* Consortium Mauá (49% Eletrosul)

1.2.SPE

SPE	Plant	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
				1Q14	2Q14
ESBR Participações S.A.	UHE Jirau	3,750.0	2,184.6	285,900.00	980,406.00
Wind Power Plant Livramento	Wind Plants	66.0	29.3	4,089.30	8,181.40

Plant	Participation (%)	Location (State)	Beginning of Operation	End of Concession
UHE Jirau*	20.00	RO	Sep/13	Aug/43
Eólica –Livramento Holding S/A**	49.00	RS	Nov/13	Mar/47

* Commercial operation: 675 MW.

** Commercial operation: 30 MWm.

125

2.Electric Energy purchased for resale

2.1.Own assets

System	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ million	-	-
Others	MWh	12,178,792	8,702,534
	R$ million	4,51	1,473
TOTAL	MWh	12,178,792	8,702,534
	R$ million	4,51	1,473

* Includes the reimbursement to Klabin (PCH Salto Mauá). According to concession contract, the Mauá enterprise should reimburse Klbin by the loss in generation in Salto Mauá PCH, without any cost to Mauá.

2.2.SPE

ESBR Participações S.A.

Supplier	Unit	1Q14	2Q14
Eletrobras	MWh	-	-
	R$ million	-	-
Others	MWh	-	-
	R$ million	-	-
TOTAL	MWh	-	-
	R$ million	-	-

Livramento Holding S.A.

Supplier	Unit	1Q14	2Q14
Eletrobras	MWh	17,176.7	47,403.7
	R$ million	11,537	27,363
Others	MWh	-	-
	R$ million	-	-
TOTAL	MWh	17,037.6	47,403.70
	R$ million	11,415	27,363

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-
	B	-	-	-	-
Others	A	76,0	454,413,7	69,6	419,472.8
	B*	7,3	59,727,9	7,3	57,999.5
Total	A	76,0	454,413,7	69,6	419,472.8
	B	7,3	59,727,9	7,3	57,999.5

A – Regulated market

B - Through free market agreements or bilateral contracts

* Includes the reimbusement to Klbin (PCH Salto Mauá). Accordingto the Concession contract 001/2007-MME-UHE Mauá should reimburse to Klabin by loss in generation in Salto Mauá UHE, with no charges to itself.

126

3.1.2. Energy sold by enterprises affected by 12,783 law -O&M – N/A

3.2.SPE

ESBR Participações S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	3,138,2	32,900	7,245,4	76,098
	B	1,604,5	9,500	4,011,1	23,694
Others	A	28,208,5	299,400	77,597,3	812,650
	B	2,406,7	14,200	6,016,6	35,540
Total	A	31,346,7	332,300	84,842,7	888,748
	B	4,011,1	23,700	10,027,7	59,234
Total CCEE		93,805,8	(66,756,3)	108,101,3	(249,076)

A – Regulated market

B - Through free market agreements or bilateral contracts

Livramento Holding S.A.

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A	0.765	2,762,232	1,529	6,918,74
	B	-	-	-	-
Others	A	6,316	23,001,768	13,136	57,702,47
	B	-	-	-	-
Total	A	7,081	25,764,000	14,665	64,621,21
	B	-	-	-	-

A – Regulated market

B - Through free market agreements or bilateral contracts

4.CCEE settlement (Spot and MRE – Regulated Market)

	Unit	1Q14	2Q14
Net	R$ million	-10,33	-10,30
	MWh	-117,100.99	52,020.60
	MWaverage	-54.19	23.82

5. Fuel used to produce electricity- N/A

6. Losses in generation - %

1Q14	2Q14
3.31	3.79

7.Average price– R$/MWh

7.1.Own assets – Not affected by 12,783 Law

1Q14	2Q14
166.11	167.63

127

7.1.1 Own Assets – enterprises renewed in terms of 12,783 law – O&M – N/A

7.2.SPE

SPE	1Q14	2Q14
ESBR Participações S.A.	99.31	96.34
Livramento Holding S.A.	274.85	232.66

8.Extension of transmission lines – Km

8.1.Own assets

8.1.1.Transmission lines – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Blumenau – Biguaçu /Campos Novos	357.8	525	Sep/06	Mar/35
Salto Santiago/Ivaiporã	168.5	525	Oct/05	Feb/34
Ivaiporã/Cascavel Oeste	203.4	525	Oct/05	Feb/34
Campos Novos(SC)/Nova S. Rita(RS)	257.4	525	May/09	Apr/36
Sub-Total 525 kV	987.1
Coletora Porto Velho / P. Velho (RO)	44.0	500/230	Aug/12	Feb/39
Sub-Total 500/230 kV	44.0
Presidente Médice/Santa Cruz	237.4	230	Jan/10	Mar/38
Monte Claro /Garibaldi	33.5	230	Sep/13	Oct/40
Sub-Total 230 kV	270.9
Total	1,302.0

8.1.1.2.Transmission lines – enterprises renewed in terms of 12,783 Law – O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Areia/Bateias	220.3	525	Jun/00	Dec/42
Areia/Campos Novos	176.3	525	Sep/82	Dec/42
Areia/Curitiba	235.8	525	Jun/00	Dec/42
Areia/Ivaiporã	173.2	525	May/82	Dec/42
Areia / /Segredo	57.8	525	Aug/92	Dec/42
Blumenau / /Curitiba	135.7	525	Dec/83	Dec/42
Campos Novos / /Machadinho	50.2	525	Jan/02	Dec/42
Campos Novos / /Caxias	203.3	525	Dec/01	Dec/42
Caxias / /Gravataí	78.7	525	Dec/01	Dec/42
Caxias / /Itá	256.0	525	Feb/02	Dec/42
Curitiba –Bateias	33.5	525	Jun/00	Dec/42
Itá – Nova Santa Rita	314.8	525	Apr/06	Dec/42
Gravataí – Nova Santa Rita	29.1	525	Apr/06	Dec/42
Itá / /Machadinho	70.1	525	Jan/02	Dec/42
Itá / /Salto Santiago	186.8	525	Sep/87	Dec/42
Ivaiporã / /Londrina	121.9	525	Apr/88	Dec/42
Ivaiporã / /Salto Santiago	165.6	525	May/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Sep/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Feb/92	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Jun/04	Dec/42
Salto Santiago //Segredo	60.9	525	Aug/92	Dec/42
Salto Santiago //Segredo	2.1	525	Aug/92	Dec/42
Areia / /Gov. Bento Munhoz	10.7	525	Sep/80	Dec/42
Areia / /Gov. Bento Munhoz	10.9	525	Aug/81	Dec/42
Cascavel D'Oeste /Guaíra	126.2	525	Apr/01	Dec/42
Campos Novos / /Machadinho 2	39.9	525	Jan/02	Dec/42
Ivaiporã / /Londrina 2	122.1	525	Apr/88	Dec/42
Itá / /Salto Santiago 2	187.6	525	Sep/87	Dec/42
Sub-Total 525 kV	3,071.9

128

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Anastácio – Dourados	210.9	230	Aug/94	Dec/42
Areia / Ponta Grossa Norte	181.6	230	Oct/76	Dec/42
Areia / Salto Osório	156.3	230	Jan/77	Dec/42
Areia / Salto Osório	156.2	230	Dec/76	Dec/42
Areia / São Mateus do Sul	129.0	230	Jul/90	Dec/42
Assis / Londrina Copel	114.3	230	Mar/79	Dec/42
Blumenau –Jorge Lacerda B	129.5	230	Oct/80	Dec/42
Biguaçu – Blumenau 2	116.4	230	Jun/79	Dec/42
Blumenau – Itajaí	37.5	230	Jan/02	Dec/42
Blumenau – Itajaí	37.5	230	Mar/02	Dec/42
Blumenau – Joinville	67.0	230	Sep/79	Dec/42
Blumenau – Joinville Norte	72.8	230	Apr/79	Dec/42
Blumenau – Palhoça	133.9	230	Jan/84	Dec/42
Campo Mourão / Apucarana	114.5	230	Feb/76	Dec/42
Campo Mourão /Maringá	79.9	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 1	181.2	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 2	181.3	230	May/76	Dec/42
Canoinhas /São Mateus do Sul	47.7	230	Feb/88	Dec/42
Cascavel /Cascavel D'Oeste	9.9	230	Apr/01	Dec/42
Caxias / Caxias 5	22.5	230	Jun/09	Dec/42
Curitiba –Joinville	99.7	230	Jun/77	Dec/42
Curitiba /São Mateus do Sul	116.7	230	Jul/90	Dec/42
Farroupilha /Caxias 5	17.9	230	Oct/05	Dec/42
Monte Claro – Passo Fundo	211.5	230	Sep/04	Dec/42
Farroupilha /Monte Claro	31.0	230	Sep/04	Dec/42
Farroupilha /Monte Claro2	31.0	230	Sep/04	Dec/42
Monte Claro – Nova Prata	30.9	230	Sep/04	Dec/42
Jorge Lacerda A /Jorge Lacerda	0.8	230	Dec/79	Dec/42
Jorge Lacerda "B"/ Palhoça	120.6	230	Aug/05	Dec/42
Jorge Lacerda / Siderópolis 1	49.4	230	Jun/79	Dec/42
Jorge Lacerda / Siderópolis 2	47.3	230	Aug/79	Dec/42
Londrina(Eletrosul) / Assis	156.5	230	May/05	Dec/42
Londrina(Eletrosul) / Maringá	95.3	230	May/05	Dec/42
Londrina – Apucarana	40.4	230	Apr/88	Dec/42
Londrina Eletrosul / Londrina Copel	31.6	230	Apr/88	Dec/42
Atlândida 2 / Osório 2	36.0	230	May/07	Dec/42
Passo Fundo / Nova Prata 2	199.1	230	Nov/92	Dec/42
Passo Fundo – Xanxerê	79.3	230	May/75	Dec/42
Passo Fundo – Xanxerê	79.2	230	Nov/79	Dec/42
Passo Fundo / Passo Fundo 1	0.4	230	Mar/73	Dec/42
Passo Fundo / Passo Fundo 2	0.4	230	May/73	Dec/42
Salto Osório / Pato Branco	85.9	230	Dec/79	Dec/42
Salto Osório – Xanxerê	162.0	230	Oct/75	Dec/42
Salto Osório / Salto Osório (1 a 6)	2.2	230	Nov/75	Dec/42
Lajeado Grande / Forquilhinha	116.5	230	Sep/03	Dec/42
Lajeado Grande / Caxias 5	65.6	230	Oct/05	Dec/42
Xanxerê / Pato Branco	79.6	230	Dec/79	Dec/42
Joinville / Vega do Sul 1	44.1	230	Nov/02	Dec/42
Joinville / Vega do Sul 2	44.1	230	Nov/02	Dec/42
Gravataí 2/ / Gravataí 3	2.1	230	Nov/07	Dec/42
Complexo Industrial Automotivo Gravataí /Gravataí 3	2.1	230	Dec/07	Dec/42
Jorge Lacerda A / Jorge Lacerda B 2	0.8	230	Oct/07	Dec/42
Jorge Lacerda B / Jorge Lacerda C 1	0.5	230	Feb/97	Dec/42
Jorge Lacerda B / Jorge Lacerda C 2	0.5	230	Feb/97	Dec/42
Biguaçu –Palhoça	2.7	230	Oct/08	Dec/42
Biguaçu –Palhoça (Circuito Duplo)	17.7	230	Oct/08	Dec/42
Biguaçu – Desterro Circiuto Duplo	17.7	230	Dec/08	Dec/42
Biguaçu – Desterro (Continente)	21.0	230	Dec/08	Dec/42
Biguaçu – Desterro (Marítimo)	4.3	230	Dec/08	Dec/42
Biguaçu – Desterro (Ilha)	13.6	230	Dec/08	Dec/42
Curitiba /Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Curitiba /Joinville Norte (Circuito Simples)	95.4	230	Nov/76	Dec/42

129

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Joinville – Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Simples)	4.3	230	Nov/76	Dec/42
Dourados –Guaíra (Estaiada)	209.6	230	Nov/91	Dec/42
Dourados –Guaíra (Circiuto Duplo)	16.9	230	Nov/91	Dec/42
Atlântida 2/Gravataí 3	64.2	230	Apr/08	Dec/42
Atlântida 2/Gravataí 3 (Circuito Duplo)	36.0	230	Apr/08	Dec/42
Livramento / Rivera	1.9	230	Jan/01	Dec/42
El Dorado / Guaíra	16.9	230	Oct/82	Dec/42
Siderópolis / Forquilhinha	27.6	230	Oct/11	Dec/42
Campos Novos / Barra Grande	34.6	230	Sep/05	Dec/42
Sub-Total 230 kV	4,847.3
Blumenau / Ilhota	40.2	138	Oct/88	Dec/42
Campo Grande / Mimoso 2	108.3	138	Oct/83	Dec/42
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	Dec/42
Biguaçu – Florianópolis	19.5	138	Feb/02	Dec/42
Campo Grande / Mimoso 3	108.3	138	Sep/83	Dec/42
Campo Grande / Mimoso 4	108.3	138	Sep/83	Dec/42
Dourados das Nações / Ivinhema	94.7	138	Dec/83	Dec/42
Florianópolis / Itajaí Fazenda	58.4	138	Oct/90	Dec/42
Florianópolis / Palhoça 1	9.6	138	Nov/83	Dec/42
Florianópolis / Palhoça 2	9.6	138	Nov/83	Dec/42
Blumenau / Gaspar	29.0	138	Sep/89	Dec/42
Ilhota – Picarras	14.8	138	Apr/94	Dec/42
Ilhota / Itajaí 1	7.9	138	Mar/02	Dec/42
Ilhota / Itajaí 2	7.9	138	Jan/02	Dec/42
Itajaí / Camboriú Morro do Boi	13.3	138	Feb/02	Dec/42
Itajaí / Itajaí Fazenda	5.4	138	Mar/02	Dec/42
Ivinhema / Porto Primavera	91.0	138	Mar/82	Dec/42
Jorge Lacerda A / Imbituba	45.7	138	Oct/80	Dec/42
Jorge Lacerda A / Palhoça	108.6	138	Oct/83	Dec/42
Joinville / Joinville Santa Catarina	11.0	138	Oct/99	Dec/42
Joinville Santa Catarina / Picarras	50.0	138	Oct/99	Dec/42
Jupiá – Mimoso 2	218.7	138	Feb/92	Dec/42
Jupiá – Mimoso 3	218.7	138	Jan/82	Dec/42
Jupiá – Mimoso 4	218.7	138	Jan/82	Dec/42
Palhoça – Imbituba	74.0	138	Oct/83	Dec/42
Anastácio / Aquidauana 1	11.1	138	Nov/06	Dec/42
Anastácio / Aquidauana 2	11.1	138	Nov/06	Dec/42
LI Araquari/Joinville GM	19.3	138	May/12	Dec/42
Biguaçu/ Florianópolis 2	19.5	138	May/11	Dec/42
Ilhota/Araquari Hyosung	47.7	138	Sep/11	Dec/42
Ilhota/Gaspar	11.2	138	Oct/88	Dec/42
Joinville/Joinville GM	8.7	138	May/12	Dec/42
Sub-Total 138 kV	1,850.5
Conversora de Uruguaiana / Passo de Los Libres	12.5	132	Sep/94	Dec/42
Salto Osório / Salto Santiago	56.2	69	Oct/78	Dec/42
Sub-Total (132 and 69 kV)	68.7
Total	9,838.4

130

8.1.2.Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 law

Substations	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Operation
SE – Missões	150 MVA	RS	Nov/10	Jan/39
SE – Biguaçu	1,344 MVA	SC	Apr/08	Mar/35
SE – Foz do Chapecó (*)	100 MVA	RS	Dec/12	Oct/40
SE – Caxias 6	330 MVA	RS	Aug/12	Oct/40
SE – Ijuí 2	166 MVA	RS	Apr/13	Oct/40
SE – Lageado Grande (*)	75 MVA	RS	Nov/12	Oct/40
SE – Nova Petrópolis 2	83 MVA	RS	Nov/12	Oct/40
SE – Coletora Porto Velho	800 MVA	RO	Aug/12	Feb/39
SE Biguaçu –ampliação	150 MVA	SC	Oct/12	Dec/42
SE Tapera 2 - ampliação	83 MVA	RS	Nov/12	Dec/42
SE Joinville Norte - ampliação	150 MVA	SC	Sep/13	Dec/42
SE Nova Santa Rita –ampliação	672 MVA	RS	Dec/13	Dec/42
Total	4,103 MVA

* Machines installed in third-part related substations.

8.1.2.2. Substations  – enterprises renewed in terms of the 12,783 law – O&M

Substations	Transformation Capacity (MVA)	Location (State)	End of Operation
SE - Campos Novos	2,466	SC	Dec/42
SE – Caxias	2,016	RS	Dec/42
SE – Gravataí	2,016	RS	Dec/42
SE - Nova Santa Rita	2,016	RS	Dec/42
SE – Blumenau	1,962	SC	Dec/42
SE – Curitiba	1,344	PR	Dec/42
SE – Londrina	1,344	PR	Dec/42
SE - Santo Ângelo	1,344	RS	Dec/42
SE – Biguaçu	300	SC	Dec/42
SE – Joinville	691	SC	Dec/42
SE – Areia	672	PR	Dec/42
SE – Xanxerê	600	SC	Dec/42
SE – Itajaí	525	SC	Dec/42
SE - Jorge Lacerda "A"	399.8	SC	Dec/42
SE – Palhoça	384	SC	Dec/42
SE - Canoinhas	375	SC	Dec/42
SE - Siderópolis	352	SC	Dec/42
SE - Assis (*)	336	SP	Dec/42
SE - Joinville Norte	300	SC	Dec/42
SE - Dourados	300	MS	Dec/42
SE - Atlântida 2	249	RS	Dec/42
SE - Caxias 5 (*)	215	RS	Dec/42
SE - Passo Fundo	168	RS	Dec/42
SE - Tapera 2	166	RS	Dec/42
SE - Gravataí 3	165	RS	Dec/42
SE - Desterro	150	SC	Dec/42
SE - Anastácio	150	MS	Dec/42
Conver. frequência de Uruquaiana	109.7	RS	Dec/42
SE – Ilhota	100	SC	Dec/42
SE – Alegrete	66	RS	Dec/42
SE - Charqueadas	88	RS	Dec/42
SE – Farroupilha	88	RS	Dec/42
SE – Salto Santiago	15	PR	Dec/42
SE – Florianópolis	75	SC	Dec/42
SE – Salto Osório	33.3	PR	Dec/42
SE – Itararé	42	SC	Dec/42
Total	21,622.8

131

8.2.SPEs

8.2.1. Transmission Lines

SPE	From - To	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Etau	Transmission Line (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	27.42	188	230	Jul/05	Dec/32
Uirapuru	Transmission Line (Ivaiporã (PR) – Londrina (PR))	75.0	120	525	Jul/06	Mar/35
Transmissora Sul Brasielira de Energia - TSBE	TL 525 KV 188 Km Salto Santiago – Itá	80.0	188	525	Feb/14	May/42

8.2.2. Substations

SPE	Substation	Transformation Capacity (MVA)	Participation (%)	Beginning of Operation	End of Concession
Transmissora Sul Brasileira de Energia S.A. - TSBE	Extension SE 525 kV Salto Santiago	-	80.0	Feb/14	May/42

9.Transmission losses - % - N/A

10.Main investments of parent company– R$ million

Project	1Q14	2Q14	2014 budget
Generation	1,7	18,4	134,2
Installation of Hydro Complex São Domingo	-	-	0.4
Installation of Solar Megawatt Project	0.3	2,4	0.3
Electric Energy generation maintenance	0.5	14,8	17,3
Hydro Complex Alto da Serra installation with 37.0 MW and Associate of transmission system in 138 KV, with 54	0.9	1,2	116,1
Environmental Preservation and Conservation Projects	-		0.1
Transmission	11,1	16,0	195,9
Expansion of South transmission system	6,2	9,3	153,8
Brazil-Uruguay-Electric Interconnection (Eletrosul Activities)	4,8	5,7	30,2
Maintenance of electric Energy transmission system	0.1	1,0	11,9
Infrastructure	0.6	2,2	47,9
Total	13,4	36,6	378,0

132

11.New investments

11.1.Generation

11.1.1.Own assets

Unit	Location (State)	investment (R$ million)		Installed Capacity (MW) Total	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
		Total	Realized
PCH Santo Cristo*	SC	183,4	14,17	19.5	10.5	Apr/16	-	Jun/42
PCH Coxilha Rica**	SC	141,0	10,04	18.0	10.1	-	-	Jun/42

* Installation license stage

**Beginning of construction and operation undefined in order of an IPHAN negative certification.

11.1.2.SPE

SPE	Unit	Location (State)	Installed Capacity (MW)	Guaranteed Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
ESBR Participações S/A	UHE Jirau	RO	3,750 MW	2,184.6 MW	Sep/13	Dec/09	Aug/43
Teles Pires Participações S.A.	UHE Teles Pires	MT	1,820 MW	915.4 MW	Jan/15	Aug/11	Jun/46
Eólica –Chuí Holding SA	Wind plants of Chuí I to V, (98MW) and Minuano VI and VII (46MW).	RS	144 MW	59.8 MWm	Oct/14	Feb/14	Mar/47
Eólica –Livramento Holding SA	Wind plants de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	RS	78 MW	38.5 MWm	Nov/13	Jan/12	Mar/47
Eólica – Santa Vitória do Palmar SA	Wind plants Geribatu de I a X	RS	258 MW	109.0 MWm	Jul/14	Nov/12	Apr/47
Hermene- gildo I	Wind plants Verace 24 to 27	RS	54.4 MW	27.4 MWm	Jan/16	Aug/14	Jun/49
Hermene- gildo II	Wind plants Verace 28 to 31	RS	54.4 MW	26.6 MWm	Jan/16	Aug/14	Jun/49
Hermene- gildo III	Wind plants Verace 34 to 36	RS	45.9 MW	22.2 MWm	Jan/16	Aug/14	Jun/49
Chuí IX	Wind plant Chuí IX	R$	17.0 MW	7.8 MWm	Jan/16	Aug/14	Jun/49
Coxilha Seca	Coxilha Seca, Galpões and Capão do Inglês.	RS	48 MW	18.7 MWm	Dec/15	Mar/14	Jun/49

133

11.1.2.1  SPE

SPE	Unit	Investment (R$ million)		Schedule (%)	Participation (%)	Partners
		Total	Realized
ESBR Participações S/A	UHE Jirau	18,260.0	17,151,0	92.15	20	Suez – 40%, Chesf – 20% and Mitsui – 20%
Teles Pires Participações S.A.	UHE Teles Pires	4,449,6	3,551,3	87.8	24.5	Neoenergia – 50.1% and Furnas – 24.5%
Eólica – Chuí Holding SA	Wind plants de Chuí I to V, (98MW) and Minuano VI and VII (46MW).	794,38	248	17.3	49	Rio Bravo Investimentos 51%
Eólica – Livramento Holding SA	Wind plants de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	483.8	337,93	87.0	52.53	Rio Bravo Investimentos - 41% and Fundação Elos – 6.47%
Eólica – Santa Vitória do Palmar SA	Wind plants Geribatu de I to X	1,089,0	874,0	89.0	49	Brave Winds Geradora – 51%
Hermenegildo I	Wind plants Verace 24 to 27	287,26	3,9	N/A*	99.99	Renobrax – 0.01%
Hermenegildo II	Wind plants Verace 28 to 31	287,26	4,6	N/A*	99.99	Renobrax – 0.01%
Hermenegildo III	Wind plants Verace 34 to 36	244,9	3,2	N/A*	99.99	Renobrax – 0.01%
Chuí IX	Wind plant Chuí IX	81,6	0.4	N/A*	99.99	Renobrax – 0.01%
Coxilha Seca	Coxilha Seca, Galpões and Capão do Inglês.	270,0	0.3	N/A*	99.99	Renobrax – 0.01%

* Considered budgeted realized, which up to Mar/14 was informed the realized accounted.

** Construction with recent beginning

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of Investment (R$ million)	Invest. up to 2Q14 (R$ million)	Extension of Lines (Km)	Tension (kV)	Beginning of Operation	End of Concession
Secc. TL JLA – PAL, na SE GAROPABA	7,61	0.70	5.4	138	Dec/15	Dec/42
Secc. TL JLA – PAL, na SE PALHOÇA – PINHEIRA	5,48	1,03	3.7	138	Dec/14	Dec/42
TL Passo Fundo / Monte Claro 230Kv	9,29	4,27	11.0	230	Mar/15	Dec/42
Secc. TL 138 KV Araquari Hyosung – Joinville GM, na SE Joinville SC	3,55	0.14	1.0	138	Sep/15	Dec/42
Seccionamento da TL 138 kV Porto Primavera - Ivinhema, na SE IVINHEMA 2, circuito duplo	2,62	0.02	3.5	138	Jan/16	Jan/44
Seccionamento da TL 138 kV PORTO PRIMAVERA - IVINHEMA, na SE NOVA ANDRADINA (Enersul)	12,37	0.03	11.0	138	Jan/16	Dec/42
Interligação Elétrica Brasil – Uruguai – TL Candiota-Melo	51,12	43,64	60.0	525	Jul/14	Feb/40
Interligação Elétrica Brasil – Uruguai – TL Presidente Médici-Candiota	5,43	6,59	2.8	230	Jul/14	Feb/40

134

11.2.1.2.Substations

Substation	Total of investment (R$ million)	Invest. up to 2Q14 (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
SE Garopaba – Implantação de dois módulos de EL	6,23	0.43	0.00	SC	Dec/15	Dec/42
SE Pinheira – Implantação de dois módulos de EL	5,20	2,73	0.00	SC	Dec/14	Dec/42
SE Nova Prata 2 – Implatação de 2 módulo de EL	9,31	3,85	0.00	RS	Mar/15	Dec/42
SE Itajaí –ampliação E /230/138/13,8 KV 75MVA	6,51	3,63	525	RS	Nov/14	Dec/42
SE Joinville Norte – Ampliação D Instalação de 2 bancos de capacitores 230kV – 2x100MVA	12,31	1,67	300	SC	Feb/15	Dec/42
SE – Foz do Chapecó Ampliação B º3 Trafo / 230/138kV	11,79	0.26	100	RS	May/15	Jun/44
SE Alegrete–Transf. trafo /69/13,8/13,8kV 17MVA	7,56	1,90	66	RS	Dec/14	Dec/42
SE Joinville SC – Implantação de dois módulos de entrada de linha	5,13	0.05	0.00	SC	Sep/15	Dec/42
Subestação Ivinhema 2 (ampliação / 230/138 kV)	24,03	0.12	300	MS	Jan/16	Jan/44
SE Siderópolis – ampliação K – implantação de um módulo de entrada de linha em 69 KV	1,53	0.02	0.00	SC	Dec/15	Dec/42
SE Foz do Chapecó – ampliação D – implantação de um módulo de entrada de linha em 138 KV	1,69	0.12	0.00	RS	Dec/15	Jun/44
SE Blumenau – Reforço PDMR	1,80	1,47	0.00	SC	Jul/14	Dec/42
SE Biguaçu - Ampliação "G" - 230/138/13,8 kV	14,68	0.02	150	SC	Apr/16	Dec/42

135

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation (%)	Investment (R$ million)	Up to 2Q14 (R$ million)	Extension (Km)	Tension (kV)	Beginning of Operation	Endo of Concession
Norte Brasil	LT Coletora Porto Velho (RO) – Araraquara 2 (SP), em CC	24.5	2,900.3	2,468.4	2,375	+ 600	Aug/14	Feb/39
Costa Oeste	LT Cascavel Oeste – Umuarama, CS	49	57.42	51.63	143	230	Aug/14	Jan/42
Marumbi	LT 525 KV Curitia / Curitiba Leste (PR)	20	56.79	20.15	28	525	Dec/14	May/42
Transmissora Sul Brasileira de Energia SA Transmissora Sul Litorânea de Energia S/A*	LT de 230KV Nova Santa Rita – Camaquã,	80 51	401.90 448.48	360.71 346.9	121	230	Aug/14 Aug/14	May/42 Aug/42
	LT 230KV Camaquã – Quinta,				167	230
	LT 525KV Itá – Nova Santa Rita				307	525
	LT Nova santa Rita – Povo Novo, CS				268	525
Fronteira Oeste Transmissora de Energia S.A. **	LT Povo Novo – Marmeleiro, CS	51	95.87	1.33	152	525	Set/15	Jan/44
	LT Marmeleiro – Santa Vitória do Palmar				48	525
	LT Santo Ângelo/Maçambará, em 230 kV LT Pinhalzinho/Foz do Chapecó, circuito simples, C1 e C2 Seccionamento LT 138kV Alegrete 1 - Santa Maria 1				205	230
					40	230
					40	230

*In operation only the TL Salto Santiago-Itá.

136

11.2.2.2. Substations

SPE	Substation	Participation (%)	Total of investment (R$ million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Costa Oeste*	Substation Umuarama 230/138 kV – 2X150 MVA	49	22,8	300 MVA	PR	Jul/14	Jan/42
Marumbi	SE Curitiba Leste 1 banco 3x224MVA 525/230kV	20	54,15	672 MVA	PR	Dec/14	May/42
Transmissora Sul Litorânea de Energia S.A.	SE Povo Novo525/230 kV, 672 MVA (4 unidades monofásicas de 224 MVA) e Ampliação SE Nova Santa Rita	51	101,25	672 MVA	RS	Aug/14	Aug/42
	SE Marmeleiro 2 525 kV / Compensador Síncrono ±200 Mvar		175,09	200 MVA	RS	Aug/14	Aug/42
	SE Santa Vitória 2 do Palmar 525/138 kV, 75 MVA (1 unidade trifásica)		48,54	75 MVA	RS	Aug14	Aug/42
Transmissora Sul Brasileira de Energia S.A.	SE Camaquã 3 230/69Kv 2x83MVA e ampliações de SEs	80	98,11	166 MVA	RS	Aug/14	Apr/42
Fronteira Oeste Transmissora de Energia S.A. **	SE Pinhalzinho, em 230/138 kV (ATF1), SE Pinhalzinho, em 230/138 kV (ATF 2 e ATF3) e ampliações SE Maçarambá, Foz do Chapecó e Santo Angelo	51	58,69	450 MVA	RS	Sep/15	Jan/44
	Ampliação da SE Santa Maria 3, 230/138 kV		23,75	166 MVA	RS	Oct/15	Jan/44

* The commercial operation is shared with Copel (TL Caiuá)

** The extensions of substations Maçambará and Sto Angelo are scheduled for jan/16

137

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
BNDES/BRDE	22,7	21,4	05/15/2019	TJLP + 4.5% p.y.
BNDES	1,116,9	1,094,3	01/15/2028	Currency basket + 4% p.y.
BNDES/Banco do Brasil	377,2	365,7	01/15/2028	TJLP + 2.65% p.y.
Banco do Brasil	251,1	251,1	11/15/2023	115% of CDI
Eletrobras	1,114,3	1,117,0	03/30/2030	RGR + interest

Foreign currency – FC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Currency
Eletrobras	186,1	178,6	12/30/2042	Euros

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	400.6	149.3	270.8	278.6	277.9	1,651.1	3,028.2
Generation	192.3	71.7	130.0	133.7	133.4	792.5	1,459.0
Transmission	208.3	77.6	140.8	144.9	144.5	858.6	1,569.2
By creditor	400.6	149.3	270.8	278.6	277.9	1,651.1	3,028.2
Eletrobras	237.5	46.8	88.3	96.2	99.9	726.8	1,295.6
Others	163.1	102.5	182.4	182.4	178.0	924.2	1,732.6

13.1.2.SPE – R$ million

Uirapuru Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	3,4	5,6	5,6	5,6	5,6	1,4
Generation	-	-	-	-	-	-
Transmission	3,4	5,6	5,6	5,6	5,6	1,4
By creditor	3,4	5,6	5,6	5,6	5,6	1,4
BRDE	3,4	5,6	5,6	5,6	5,6	1,4

Transmissora Sul Litorânea de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	316,1	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	316,1	-	-	-	-	-
By creditor	316,1	-	-	-	-	-
Banrisul	79,1	-	-	-	-	-
Banco ABC Brasil	131,2	-	-	-	-	-
Santander	105,8	-	-	-	-	-

There is no long term loans on 06.30.2014.

138

Transmissora Sul Brasileira de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	8,2	14,7	14,7	14,7	14,7	204,3
Generation	-	-	-	-	-	-
Transmission	8,2	14,7	14,7	14,7	14,7	204,3
By creditor	8,2	14,7	14,7	14,7	14,7	204,3
BNDES	8,2	14,7	14,7	14,7	14,7	204,3

Teles Pires Participações

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	2,151,7
Generation	-	-	-	-	-	2,151,7
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	2,151,7
BNDES	-	-	-	-	-	2,151,7

Santa Vitória do Palmar Holding S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	16,6	33,3	33,3	33,3	417,2
Generation	-	16,6	33,3	33,3	33,3	417,2
Transmission	-	-	-	-	-	-
By creditor	-	16,3	33,3	33,3	33,3	417,2
BRDE		5,4	10,9	10,9	10,9	136,7
BNDES	-	11,2	22,4	22,4	22,4	280,5

Norte Brasil Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	1,300,5
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	1,300,5
By creditor	-	-	-	-	-	1,300,5
BNDES	-	-	-	-	-	1,300,5

Marumbi Transmissora de Energia S.A

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	-	-	-	-	-	-

There is no long term loans on 06.30.2014

Livramento Holding S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	5,1	10,3	10,3	10,3	10,3	119,0
Generation	5,1	10,3	10,3	10,3	10,3	119,0
Transmission	-	-	-	-	-	-
By creditor	5,1	10,3	10,3	10,3	10,3	119,0
BNDES	5,1	10,3	10,3	10,3	10,3	119,0

139

Empresa de Transmissão do Alto Uruguai S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	3,5	7,0	7,0	7,0	0.5	-
Generation	-	-	-	-	-	-
Transmission	3,5	7,0	7,0	7,0	0.5	-
By creditor	3,5	7,0	7,0	7,0	0.5	-
BNDES	3,5	7,0	7,0	7,0	0.5	-

ESBR Participações S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	180,4	541,1	541,1	541,1	541,1	8,477,9
Generation	180,4	541,1	541,1	541,1	541,1	8,477,9
Transmission	-	-	-	-	-	-
By creditor	180,4	541,1	541,1	541,1	541,1	8,477,9
Banco do Nordeste do Brasil	4,1	12,2	12,2	12,2	12,2	191,0
Banco do Brasil	25,5	76,4	76,4	76,4	76,4	1,197,3
BNDES	89,8	269,4	269,4	269,4	269,4	4,221,6
Banco Itaú BBA	17,2	51,7	51,7	51,7	51,7	808,7
CEF	25,5	76,4	76,4	76,4	76,4	1,197,3
Bradesco	18,3	55,0	55,0	55,0	55,0	862,0

Chuí Holding S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	103,0	-	-	-	-	-
Generation	103,0	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	103,0	-	-	-	-	-
BANCO ABC	51,5
BANCO BANRISUL	51,5	-	-	-	-	-

There is no long term loans on 06.30.2014

Costa Oeste Transmissora de energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	0,4	4,3	4,1	4,3	4,3	18,9
Generation	-	-	-	-	-	-
Transmission	0,4	4,3	4,1	4,3	4,3	18,9
By creditor	0,4	4,3	4,1	4,3	4,3	18,9
BNDES	0,4	4,3	4,1	4,3	4,3	18,9

Chuí IX, Hermenegildo I, II e III and Coxilha Seca

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	-	-	-	-	-	-

There is no loans on 06.30.2014

140

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	42	39
6 to 10	35	41
11 to 15	5	5
16 to 20	1	2
21 to 25	9	10
beyond 25	1	1
Total	93	98

Transmission

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	82	79
6 to 10	202	200
11 to 15	133	115
16 to 20	37	58
21 to 25	154	152
beyond 25	86	86
Total	694	690

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	168	155
6 to 10	126	135
11 to 15	61	51
16 to 20	2	14
21 to 25	133	134
beyond 25	61	61
Total	551	550

14.2.By departments

Departments	Number of employees
	1Q14	2Q14
Field	787	788
Administrative	551	550

14.3.By region

State	Number of employees
	1Q14	2Q14
Santa Catarina	994	994
Rio Grande do Sul	129	132
Paraná	144	143
Mato Grosso do Sul	49	47
Rondônia	22	22

15.Complementary work force - N/A

141

16.Turn-over - %

1Q14	2Q14
0.04	0.00

142

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets
Availabilities	25,673	3,363
Clients (Consumers and Resellers)	62,134	71,325
Financing and Loans - Principal	-	-
Marketable Securities	-	-
Dividends to receive (Remuneration from equity participation)	-	-
Fiscal Assets diferred (taxes and contributions)	19,649	20,689
Income tax and Social Contribution	-	-
Linked deposits	-	-
Stored Materials	84,728	89,557
Financial Asset	-	-
Receivables – 12,783/13 law	-	-
Others	96,391	41,267
Current Assets Total	288,575	226,201

Non-Current Assets
Clients (Consumers and Resellers)	-	-
Financing and Loans - Principal	-	-
Marketable Securities	-	-
Fiscal Assets diferred (taxes and contributions)	19,741	9,989
Income tax and Social Contribution	-	-
Reimbursement Right – CCC (12,111 law)	-	-
Linked deposits	11,560	11,705
Financial Asset	-	-
Receivables – 12,783/13 law	-	-
Others	38,002	-
Advance to equity participation	-	-
	69,303	21,694
INESTMENTS	-	-
FIXED ASSETS	1,547,949	1,650,611
INTANGIBLES	1,553	1,692

Non-Current Assets Total	1,618,805	1,673,997
Assets Total	1,907,380	1,900,198

143

Liabilities and Stockholders’ Equity	06.30.14	06.30.13
Current Liabilities
Suppliers	217,812	266,449
Loans and financing	293,666	216,683
Taxes and social contributions	17,492	8,708
Income tax and Social Contribution	-	-
Advance from clients (Advance sell of energy)	-	-
Remuneration to shareholders (dividends to pay)	62,684	57,089
Estimated Obligations	13,760	14,000
Provisions for Contingencies	26,541	22,262
Post-employment Benefit (Complementary Pension Fund)	2,709	45
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	3,147	15,517
Incentive to personnel retirement	-	36,335
Others	16,030	12,086
	653,841	649,174
Non-Current Liabilities
Suppliers	-	-
Loans and financing	1,575,088	963,300
Taxes and social contributions	-	-
Income tax and Social Contribution	-	-
Derivatives	-	-
Advance from clients (Advance sell of energy)	-	-
Provisions for Contingencies	-	-
Provision for Onerous Contracts	-	-
Post-employment Benefit (Complementary Pension Fund)	31,625	122,914
Leasing	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	-	7,477
Advance for future capital increase	20,347	148,535
Others	-	-
	1,627,060	1,245,841
Stockholders’ Equity
Social Capital	845,510	845,510
Capital reserve	-	-
Profit Reserve	2,596	2,596
Additional proposed Dividend	-	-
Accrued income (losses)	-1,165,022	-696,908
Other comprehensive income	-56,605	-146,015
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	-373,521	5,183
Total Liabilities and Stockholders’ Equity	1,907,380	1,900,198

144

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Supply – direct to distributors	175,083	130,974
Supply – bilateral contract	-	-
Short term Electric Energy	-	-
Other Operating Revenue	1,764	1,906
Deductions to Revenue	-17,928	-19,741
Net Operating Revenue	158,919	113,139

Operational cost and expenses
Personnel, material and third party services	-147,875	-128,601
Electric Energy purchased for resale	-125,993	-122,259
Charges on the use of electric grid	-14,172	-12,162
Construction Cost	-	-
Fuel for production of electric Energy - CCC	-5456	-5394
Remuneration and Reimbursement	-	-
Depreciation and amortization	-36,487	-36,182
Donations and Contributions	-	-
Provisions	-2,887	-40,974
Others	-1,483	-13,558
Operating Expenses	-334,353	-359,130

Operating Result before Financial Result	-175,434	-245,991

Financial Result	-100,359	-33,731
Result before Income tax and Social Contribution	-275,793	-279,722

Current Income tax and Social Contribution	-	-
Diferred Income tax and Social Contribution	-	-
Net income for the period	-275,793	-279,722

145

Cash Flow

(R$ thousands)

Cash Flow	06.30.2014	06.30.2013
Operating Activities
Income before income tax, social contribution	-275,793	-279,722
Depreciation and amortization	39,071	38,817
Amortization of Intangible assets – Distribution / Transmission	-	-
Monetary / Exchange net variation	7,368	-8,354
Financial Charges	80,232	29,991
Equity method result	-	-
Provision for uncovered liability	-	-
Provision for credits of questionable liquidation	-	-
Provision for contingencies	2,887	1,166
Provision for realignment of staff plan	-	-
Provision for impairment - Others	-	-
Provision for onerous contract	-	-
Provision for losses of financial asset	-	-
Charges of reversal global reserve	-	-
Adjustment to present value / market value (sum to Others item)	-	-
Minority participation in the result	-	-
Charges on shareholders funds	2,997	1,937
Loss/Gain in the disposal of assets (sum to Others item)	-	-
Revenue of Financial Asset by IRR	-	-
Derivatives	-	-
Others	52,294	160
Increase/Decrease in operating assts/liabilities	-59,942	73,140
Cash from operating activities	-150,886	-142,865

Payment of financing charges	-13,206	-7,170
Payment of charges of reversal global reserve	-	-
Financial charges receiving	-	-
Receiving of investment remuneration on equity participation	-	-
Receiving of annual allowed revenue (financial asset)	-	-
Receiving of indemnities of financial asset	-	-
Payment of income tax and Social Contribution	-	-
Payment of complementary pension fund	-	-
Payment of lawsuit contingencies	-	-
Lawsuits deposits	394	-778
Net cash from operating activities	-163,698	-150,813

Financing Activities
Loans and Financing obtained	245,243	171,736
Payment of loans and Financing - Principal	-18,529	-73,348
Payment to shareholders	-	-
Payment of refinancing of taxes and social contributions - principal	-	-
Receiving of future capital increase	13,794	60,395
Others	-	-
Net cash from financing activities	240,508	158,783

Investment Activities
Fixed Asset Acquisition	-68,209	-31,383
Intangible Asset Acquisition	-31	-19
Concession Asset Acquisition	-	-
Concession of cash in advance for future capital Increase	-	-
Acquisition/Contribution of Capital in equity participation	-	-
Others	-	-
Net cash from Investmen Activities	-68,240	-31,402

Increase (decrease) in cash and cash equivalent	8,570	-23,432

Cash and cash equivalent – beginning of period - 12/31/13	17,103	26,795
Cash and cash equivalent – end of period – 03/31/14	25,673	3,363
	8,570	-23,432

146

Analysis of the result

2Q14 x 1Q14

The Company presented a net loss in 2Q14 44.2% higher than the previous quarter, from R$ (112.9) million in 1Q4, for R$ (162.9) million in 2Q14, primarily due to the factors described below .

Operating Revenue

The supply of electric energy increased by 7.2%, from R$ 84.5 million in 1Q14, to R$ 90.6 million in 2Q14, primarily due to an increase in the amount of energy sold.

Operating Expense

The personnel expenses, materials and third-part related services increased by 29.0%, from R$ (65.8) million in 1Q14, to R$ (150.7) million in 2Q14, mainly due to the increase in Candiota expenses of plant maintenance in 2Q14.

Electricity purchased for resale increased by 112.0%, from R$ (40.4) million, in 1Q14, to R$ (85.6) million, in 2Q14, primarily due to higher volume of electric energy purchased for recomposition of ballast, which did not occur in 1Q14.

The others operating expenses decreased by 123.1%, from an expense of R$ (1.9) million in 1Q14, to an income of R$ 0.4 million in 2Q14, mainly due to the increase in recovery of expenses.

Financial Result

The revenues of financial investments increased by 435.1%, from R$ 0.1 million in 1Q14, to R$ 0.6 million in 2Q14, mainly due to investments in 2Q14 having been higher than in 1Q14.

The others financial income decreased by 25.6%, from R$ 0.4 million in 1Q14, to R$ 0.3 million in 2Q14, mainly due to updates of lawsuits deposits in 2Q14 having been smaller than in 1Q14.

The net exchange variations decreased by 23.6%, from R$ (4.2) million in 1Q14, for R$ (3.2) million in 2Q14, mainly due to the average exchange rate in 2Q14 there been lower than in 1Q14.

The others financial expenses presented reduction of 74.2%, from R$ (0.8) million in 1Q14, for R$ (0.2) million in 2Q14, mainly due to fines on taxes collected late in 1Q14 higher than those collected in the 2Q14.

147

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
			1Q14	2Q14
P. Médici (Candiota)	446	251,500	111,708.680	109,236.18
Candiota III – Fase C	350	303,500	449,521.640	575,398.52
S. Jerônimo (Candiota)	20	12,600	-	-
Nutepa (Candiota)	24	6,100	-	-
Total	840	573,700	561,230.32	684,634.70

Unit	Location (State)	Beginning of Operation	End of Concession
P. Médici (Candiota)	RS	Jan/74	Jul/15
Candiota III – Fase C	RS	Jan/11	Jul/41
S. Jerônimo (Candiota)	RS	Apr/53	Jul/15
Nutepa (Candiota)	RS	Feb/68	Jul/15

2. Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras System	MWh	81,840,000	304,680,000
	R$ million	14,700	42,162
Others	MWh	-	-
	R$ million	-	-
Total	MWh	81,840,000	304,680,000
	R$ million	14,700	42,162

3. Energy sold

Buyer	Sale model	1Q14		2Q14
		R$ million	MWh	R$ million	MWh
Eletrobras System	A 1ºLEN A 2ºLEE A 4ºLEE	120,937 28,820 10,422	639,436,163 229,561,421 77,009,024	123,457 26,017 9,114	639,478,838 202,989,578 66,306,220
	B	-	-	-	-
Others	A	-	-	-	-
	B	-	-	-	-
Total	A	160,179	946,006,608	158,588	908,774,64
	B	-	-	-	-

A / Through auction

B / Through free market agreements or bilateral contracts

(*) Data from Jun/13 are estimated

148

4. CCEE settlement (Spot and MRE)

	Unit	1Q14	2Q14
Sale	R$ million	-	54,106
	MWh	-	-
	MWaverage	-	-
Purchase	R$ million	14,700	64,700
	MWh	81.840,000	359.640,000
	MWaverage	110	495
Net	R$ million	14,700	64,700
	MWh	81.840,000	359.640,000
	MWaverage	110	495

5. Fuel used to produce electricity

Type	Unit	1Q14		2Q14
		Amount	R$	Amount	R$
Fuel oil	Kg	3,740,689,980	5,284,521.44	9,899,120,00	15,595,158.80
Diesel Oil	L	10,000,00	21,977.00	20,000,00	43,954.00
Coal	T	614,885,798	20,918,695.52	657,705,740	29,604,499.29
Total			26,225,193.96		45,243,612.09

6. Losses in generation - %

	1T14	2T14
P. Médici (Candiota)	25.82%	28.47%
Candiota III – Fase C	12.08%	11.47%
S. Jerônimo	100%	100%
Nutepa	100%	100%

7. Average price– R$/MWh

1Q14	2Q14
169.33	174.51

8. Extension of transmission lines - Km  - N/A

9. Transmission losses - % - N/A

10. Main investments of parent company– R$ thousands

Project	1Q14	2Q14	2014 budget
Generation			-
Generation system maintenance - MSGEE	1,546	8,858	74,000
Environmental impact mitigation	2,394	2,352	50,237
Phase A/B UPME revitalization	846	1,856	113,370
Other	56	100	4,000
Total	4,842	13,166	241,607

149

11.New investments – N/A

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
Eletrobras	539	548	12/20/2021	IPCA + Spread
Eletrobras	155	156	6/20/2016	IPCA + Spread
Eletrobras	102	104	12/20/2022	IPCA + Spread
Eletrobras	84	77	1/30/2017	5% p.y.
Eletrobras	25	24	5/30/2018	5% p.y.
Eletrobras	56	58	12/30/2024	Selic + 0.5% p.y.
Eletrobras	39	40	12/30/2024	Selic + 0.5% p.y.
Eletrobras	10	11	12/30/2024	Selic + 0.5% p.y.
Eletrobras	14	14	12/30/2024	Selic + 0.5% p.y.
Eletrobras	10	11	12/30/2024	Selic + 0.5% p.y.
Eletrobras	43	44	12/30/2024	Selic + 0.5% p.y.
Eletrobras	30	32	12/30/2024	Selic + 0.5% p.y.
Eletrobras	202	209	12/30/2024	Selic + 0.5% p.y.
Eletrobras	09	09	12/30/2024	Selic + 0.5% p.y.
Eletrobras	43	44	12/30/2024	Selic + 0.5% p.y.
Eletrobras	13	14	12/30/2024	Selic + 0.5% p.y.
Eletrobras	44	45	12/30/2024	Selic + 0.5% p.y.
Eletrobras	14	14	12/30/2024	Selic + 0.5% p.y.
Eletrobras	21	21	12/30/2024	Selic + 0.5% p.y.
Eletrobras	36	37	12/30/2024	Selic + 0.5% p.y.
Eletrobras	11	11	12/30/2024	Selic + 0.5% p.y.
Eletrobras	27	28	12/30/2024	Selic + 0.5% p.y.
Eletrobras	26	27	12/30/2024	Selic + 0.5% p.y.
Eletrobras	41	42	12/30/2024	Selic + 0.5% p.y.
Eletrobras	20	20	12/30/2024	Selic + 0.5% p.y.
Eletrobras	15	15	12/30/2024	Selic + 0.5% p.y.
Eletrobras	05	05	12/30/2024	Selic + 0.5% p.y.
Eletrobras	8	08	12/30/2024	Selic + 0.5% p.y.
Eletrobras	44	45	3/30/2017	Selic + 0.5% p.y.
Eletrobras	05	05	3/30/2017	Selic + 0.5% p.y.
Eletrobras	-	37	4/30/2018	Selic + 0.5% p.y.
Eletrobras	-	07	4/30/2016	Selic + 0.5% p.y.
Eletrobras	-	07	2/29/2016	Selic + 0.5% p.y.
Eletrobras	-	34	3/30/2017	Selic + 0.5% p.y.
Eletrobras	-	07	5/30/2016	Selic + 0.5% p.y.
Eletrobras	-	22	5/30/2018	Selic + 0.5% p.y.
Eletrobras	-	37	6/30/2018	Selic + 0.5% p.y.

150

Foreign currency – FC – N/A

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity
Generation	166	291	280	218	416	87	411	1,869
By creditor
Eletrobras	166	291	280	218	416	87	411	1,869

14.Number of employees

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	255	260
6 to 10	59	58
11 to 15	-	01
16 to 20	25	25
21 to 25	25	24
beyond 25	146	147
Total	510	515

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	50	50
6 to 10	52	52
11 to 15	07	07
16 to 20	02	02
21 to 25	02	02
beyond 25	10	09
Total	123	122

14.2.By departments

Department	Number of employees
	1Q14	2Q14
Field	511	515
Administrative	126	122

14.3.By region

State	Number of employees
	1Q14	2Q14
Rio Grande do Sul	637	637

151

15.Complementary work force

Operational	1Q14	2Q14
	559	558

16.Turn Over - %

1Q14	2Q14
3.30	0.63

152

2. Distribution Companies

Company	Net Operating Revenue		Service Result		Income/Loss for the Period		EBITDA (R$ million)		EBITDA Margin
	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13
Amazonas Energia	1,643	1,271	(113)	(132)	(648)	(336)	(37)	(57)	(2.3%)	(4.5%)
Distribuição Alagoas	475	423	(159)	(131)	(197)	(142)	(98)	(117)	(20.6%)	(27.6%)
Distribuição Piauí	431	480	0	(110)	(37)	(130)	39	(92)	9.0%	(19.2%)
Distribuição Rondônia	552	527	67	(51)	38	(66)	83	(36)	15.1%	(6.9%)
Distribuição Roraima	95	92	(50)	33	(45)	33	(45)	37	(48.0%)	40.5%
Distribuição Acre	174	162	52	25	23	0	67	30	38.8%	18.4%

Eletrobras System Distribution

Company	Extension of Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Amazonas Energia	44,462	848,613	62	54
Distribuição Acre	19,248	237,728	22	15
Distribuição Alagoas	40,789	998,667	102	40
Distribuição Piauí	86,306	1,121,174	224	81
Distribuição Rondônia	57,652	569,757	52	57
Distribuição Roraima	3,487	100,546	01	3

Extension of Transmission Lines – Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas	673	-	-	673
Geration and Transmission Companies	61,219	3,309	836	64,527
Total	61,891	3,309	836	65,200

(b) Company's participation in the enterprise

Installed Capacity – MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas Energia	2,204	-	-	2,204
Distribuição Rondônia	03	-	-	03
Eletrobras	-	13	-	13
Generation and Transmission companies	39,485	1,972	698	41,457
Total	41,692	1,985	698	43,677

(b) Company's participation in the enterprise

Energy sold – MWh

	1S14	1S13
Amazonas Energia*	2,930,790	2,768,961
Distribuição Acre	430,096	402,666
Distribuição Alagoas	1,687,600	1,612,944
Distribuição Piauí	1,546,989	1,316,267
Distribuição Roraima	337,315	299,590
Distribuição Rondônia	1,434,639	1,318,467
Total	8,367,429	7,718,895

*Only considers the captive market.

153

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Asset	Consolidated
	06.30.14	06.30.13
Current Assets
Availabilities	66,740	158,093
Clients (Consumers and Resellers)	405,547	316,115
Deferred fiscal asset (taxes and Contributions)	35,212	33,037
Income Tax and Social Contributions	-	-
Reimbursement rights - CCC (12,111 law)	27,183	8,049,349
Linked Deposits	-	-
Stored materials	197,510	112,897
Others	161,751	123,204
Current Assets Total	893,943	8,792,695

Non-current Assets
Clients (Consumers and Resellers)	76,156	66,005
Deferred fiscal asset (taxes and contributions)	1,928,435	1,519,667
Reimbursement rights - CCC (12,111 law)	12,331,070	-
Linked Deposits	316,725	225,661
Financial asset – Annual allowed revenue (Transmission)	3,185,373	2,525,294
Others	9,071	180,915
Advance for equity participation	-	-
	17,846,830	4,517,542
INVESTMENT	7,678	7,678
FIXED ASSETS	1,219,312	1,256,401
INTANGIBLE ASSETS	140,733	608,922
Non-current Assets total	19,214,553	6,390,543
Assets total	20,108,496	15,183,238

154

Liabilities and Stockholders’ Equity	Consolidated
	06.30.14	06.30.13
Current Liability
Suppliers	7,796,984	3,442,369
Loans and Financing	858,143	421,855
Taxes and Social Contribution	41,721	41,244
Income Tax and Social Contribution	3,578	-
Reimbursement Obligations- CCC (12,111 Law)	-	6,651,295
Costumers advance	-	-
Fuel Consumption Account - CCC	-	-
Stockholders remuneration (dividends to pay)	-	-
Estimated obligations	68,066	47,246
Provisions for contingencies	-	-
Post-Employment Benefits (Complementary Pension Fund)	1,605	1,128
Leasing	191,436	170,358
Onerous Contracts	-	-
Sector charges	3,152	-
Incentive to Early Retirement	-	36,770
Others	453,733	219,734
Current Liability Total	9,418,418	11,031,999

Non-Current Liability
Suppliers	530,443	623,066
Loans and Financing	577,551	689,356
Taxes and Social Contribution	-	-
Income Tax and Social Contribution	-	-
Reimbursement rights - CCC (12,111 Law )	10,168,433	1,657,199
Costumers advance	-	-
Estimated obligations	3,401	-
Provisions for contingencies	251,789	185,081
Provision for Onerous Contracts	344,921	287,455
Post-Employment Benefits (Complementary Pension Fund)	1,363	16,073
Leasing	1,898,412	1,859,737
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	-	-
Advance for future capital increase	-	280,121
Others	30,535	15,583
Non-Current Liability Total	13,806,848	5,615,468

Stockholders’ Equity
Social Capital	4,610,171	-1,464,229
Capital Reserves	-	-
Profit reserves	-	-
Additional proposed dividend	-	-
Acumulated profit/loss	-7,724,532	-
Other Comprehensive Income	-2,409	-
Non-Controlling shareholders participation	-	-

Stockholders’ Equity Total	-3,116,770	-1,464,229

Non-Current Liability and Stockholders’ Equity Total	20,108,496	15,183,238

155

Statement of Income

(R$ thousands)

	Consolidated
	06.30.14	06.30.13
Operating Revenue
Supply – Generation	538,624	617,322
Short term electric energy	828,404	-
Construction Plants Revenue	18,978	195,787
Electric Energy Supply - Distribution	280,189	280,970
Constructuion Revenue - Distribution	160,558	322,164
Other Operating Revenues	135,263	112,474
Deduction to Revenue	-319,033	-257,379
Net Operating Revenue	1,642,983	1,271,338
.
Operating Cost and Expenses
Personnel, Material and Third-part related Service	-308,146	-281,040
Energy purchased for resale	-823.902	-114,410
Charges on electric grid usage	-28	-
Construction Cost	-179,536	-517,951
Fuel	-79,328	-34,347
Remuneration and Reimbursement	-3,372	-2,906
Depreciation and Amortization	-51,449	-74,683
Donations and Contributions	-	-
Provisions	52,738	-47,949
Others	-338,623	-330,129
Operating Expenses	-1.731.646	-1,403,415
.
Operating Result before Financial Result	-88.663	-132,077
.
Financial Result	-535,605	-204,134
Result before Income tax and Social Contribution	-624.268	-336,211
.
Current Income Tax and Social Contribution	-	-
Deferred Income Tax and Social Contribution	-	-
Net Profit of Period	-624.268	-336,211

156

Cash Flow

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-575,711	-336,211
Depreciation and amortization	51,449	74,683
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	-739	645
Financing charges	265,156	213,037
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-27,834	49,169
Provisions for contingencies	-24,904	-39,787
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment (sum to Others item)	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	4,412	95,932
Variation in operating assets / liabilities	345,895	247,003
Net cash from operating activities	37,724	304,471

Financing charges – payment	-62,648	-43,949
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-46,512	-35,599
Net cash from Operational activities	-71,436	224,923

FINANCING ACTIVITIES
Loans and financing obtained	341,955	169,664
Loans and financing payable - principal	-107,302	-84,198
Payment of Shareholders remuneration	-	-
Loans and financing amortization - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	234,653	85,466

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-6,158	-20,064
Intangible acquisition	-4,620	-4,792
Intangible acquisition - Concession	-170,355	-518,107
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-10
Others	-	-
Net Cash from investment activities	-181,133	-542,973

Increase (Decrease) in Cash and Cash Equivalents	-17,916	-232,584

Cash and cash equivalents at beginning of the period – 12/31/13	84,656	390,677
Cash and cash equivalents at end of the period – 03/31/14	66,740	158,093
	-17,916	-232,584

 (R$ thousands)

157

Analysis of the result

2Q14 x 1Q14

The Company presented a net profit in 2Q14 24.7% lower than in the previous quarter, from R$ (247.3) million in 1Q14, for R$ (247.3) million in 2Q14, primarily due to the factors described below.

Operating Revenue

Generation

The electric energy supply in generation increased by 0.6%, from R$ 268.5 million in 1Q14, to R$ 270.2 million in 2Q14, does not presenting significant variation.

The short-term electric energy increased by 112.8%, from R$ 264.9 million in 1Q14, to R$ 563.5 million in 2Q14, mainly due to the rising MWh price of energy traded in financial settlement (PLD).

Distribution

The supply of electric energy in the distribution increased by 13.5%, from R$ 131.3 million in 1Q14, to R$ 148.9 million in 2Q14, mainly due to reduction in unbilled sales, to the increase in the number of consumers and the amount of MWh sold.

Operating Expense

The spending on personnel, material and services decreased by 7.7%, from R$ (160.3) million in 1Q14, to R$ (147.9) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

The electric energy purchased for resale increased by 69.8% from R$ (305.4) million in 1Q14, to R$ (518.5) million, in 2Q14, mainly due to the order by the ONS to generators companies with whom we have contracts in availability mode. The amounts reported in both quarters are net from the loans obtained with CCEE – ACR Account.

The expenditure on fuel increased by 11.9% from R$ (960.5) million in 1Q14, for R$ (1,074.3) million in 2Q14, mainly due to increased fuel prices. This expense is subsidized by CCC.

The operating provisions decreased by 287.4%, from a reversal of R$ 10.8 million in 1Q14, to a reversal of R$ 41.9 million in 2Q14, mainly due to reversals related to civil contingencies.

The others operating expenses increased 23.6% from R$ (118.9) million, in 1Q14, to R$ (147.0) million in 2Q14, mainly due to fines from ANEEL.

Financial Result

The revenues of financial investments decreased by 51.2%, from R$ 1.1 million in 1Q14, to R$ 0.6 million in 2Q14, mainly due to the redemption of investments for various payments.

The others financial income increased by 125.8%, from R$ 14.0 million in 1Q14, to R$ 31.6 million in 2Q14, mainly due to the payment of fines and interest on delayed invoices from customers.

The charges expenses - leasing decreased by 43.4%, from R$ (120.8) million in 1Q14 to R$ (68.4) million in 2Q14, mainly due to the inflation index (IGP-M).

The others financial expenses increased by 60.2%, from R$ (130.6) million, in 1Q14, to R$ (209.2) million, in 2Q14, mainly due to debt update with CCC suppliers (Cigás, Petrobras and IPPs).

158

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Fuel	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
				1Q14	2Q14
Parintins	Biodiesel BS1800	33.16	10.083	25,635	26,634
Itacoatiara	Biodiesel BS1800	34.83	6.328	22,865	24,636
Manacapuru	Biodiesel BS1800	28.93	10.868	-	-
Barreirinha	Biodiesel BS1800	3.71	0.729	2,935	3,043
Coari	Biodiesel BS1800	20.85	7.572	19,607	21,982
Maués	Biodiesel BS1800	12.43	3.822	9,597	10,180
Humaitá	Biodiesel BS1800	15.37	4.661	12,494	12,460
Urucará	Biodiesel BS1800	4.67	1.484	3,272	3,399
Benjamin Constant	Biodiesel BS1800	7.32	2.549	6,834	7,180
Tefé	Biodiesel BS1800	18.2	6.783	17,844	18,513
Manicoré	Biodiesel BS1800	7.67	2.489	6,139	6,989
Autazes	Biodiesel BS1800	6.07	1.753	5,907	5,734
Codajás	Biodiesel BS1800	7	1.653	2,886	4,580
Eirunepé	Biodiesel BS1800	10.62	1.996	4,876	5,456
Nova O. do Norte	Biodiesel BS1800	6.52	1.996	4,942	5,242
Atalaia do Norte	Biodiesel BS1800	1.19	0.05	0	0
Barcelos	Biodiesel BS1800	4.87	1.367	3,511	3,644
Lábrea	Biodiesel BS1800	9.54	2.611	7,470	7,740
São P. de Olivença	Biodiesel BS1800	3.79	0.986	2,510	2,650
Santo Antônio do Içá	Biodiesel BS1800	3.22	1.04	2,776	2,959
Carauari	Biodiesel BS1800	7.18	2.036	5,380	5,699
Fonte Boa	Biodiesel BS1800	6.23	1.662	3,781	3,684
Boca do Acre	Biodiesel BS1800	8.22	2.538	6,647	7,024
São G. da Cachoeira	Biodiesel BS1800	8.42	3.021	7,992	8,261
Itapiranga	Biodiesel BS1800	3.06	0.985	2,361	2,434
Anori	Biodiesel BS1800	4.16	1.073	1,215	2,892
Silves	Biodiesel BS1800	2.5	0.498	1,712	1,773
Augusto Montenegro	Biodiesel BS1800	0.6	0.055	175	181
Nhamundá	Biodiesel BS1800	4.58	0.961	2,562	2,783
Tabatinga	Biodiesel BS1800	15.43	5.336	12,973	14,030
Novo Aripuanã	Biodiesel BS1800	5.69	1.584	3,972	4,052
Borba	Biodiesel BS1800	3.6	1.851	4,874	5,244
Santa I.do Rio Negro	Biodiesel BS1800	2.42	0.676	1,726	1,798
Jutaí	Biodiesel BS1800	6.18	1.182	2,794	2,839
Novo Airão	Biodiesel BS1800	5.27	1.206	3,441	3,735
Ipixuna	Biodiesel BS1800	3.04	0.597	1,499	1,690
Envira	Biodiesel BS1800	3.38	0.856	2,380	2,432
Cucuí	Biodiesel BS1800	0.57	0.073	200	243
Japurá	Biodiesel BS1800	0.18	0.044	137	141
Maraã	Biodiesel BS1800	3.69	0.628	1,805	2,100
Juruá	Biodiesel BS1800	2.49	0.462	1,335	1,546
Tapauá	Biodiesel BS1800	3.71	1.155	2,914	3,493
Canutama	Biodiesel BS1800	2.23	0.613	1,519	1,621
Pauini	Biodiesel BS1800	2.62	0.698	1,878	2,022
Careiro	Biodiesel BS1800	2.5	0.859	1,783	1,942
Amaturá	Biodiesel BS1800	1.8	0.446	1,189	1,323
Estirão do Equador	Biodiesel BS1800	0.72	45.207	108	142
Palmeiras	Biodiesel BS1800	0.72	0.053	92	99
Ipiranga	Biodiesel BS1800	0.42	0.054	118	134
Vila Bittencourt	Biodiesel BS1800	0.57	0.068	138	132
Iauaretê	Biodiesel BS1800	1	0.178	197	239
São S. do Uatumã	Biodiesel BS1800	2.64	0.638	1,526	1,536
Tonantins	Biodiesel BS1800	3.46	0.944	1,799	2,041
Alvarães	Biodiesel BS1800	2.72	0.641	1,950	2,138
Beruri	Biodiesel BS1800	2.97	0.756	2,171	2,510
Caapiranga	Biodiesel BS1800	2.06	0.493	654	2,001

159

Unit	Fuel	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy Generated (MWh)
				1Q14	2Q14
Uarini	Biodiesel BS1800	1.94	0.615	1,885	2,073
Urucurituba	Biodiesel BS1800	2.84	0.787	2,755	2,835
Pedras	Biodiesel BS1800	0.57	0.102	291	321
Anamã	Biodiesel BS1800	1.73	0.54	185	1,826
Itamarati	Biodiesel BS1800	2.56	0.405	1,270	1,371
Castanho	Biodiesel BS1800	12.72	4.195	12,166	13,163
Rio Preto da Eva	Biodiesel BS1800	11.21	3.389	9,633	10,126
Limoeiro	Biodiesel BS1800	1.79	0.335	1,005	1,009
Boa Vista do Ramos	Biodiesel BS1800	2.31	0.738	2,571	2,714
Manaquiri	Biodiesel BS1800	3.01	1.118	3,290	3,707
Caviana	Biodiesel BS1800	0.58	0.122	329	344
Campinas	Biodiesel BS1800	0.43	0.06	176	198
Caiambé	Biodiesel BS1800	0.88	0.121	386	399
Murituba	Biodiesel BS1800	0.3	0.033	73	78
Apuí	Biodiesel BS1800	7.19	1.381	3,521	4,097
Mocambo	Biodiesel BS1800	0.89	0.188	0	0
Belém do Solimões	Biodiesel BS1800	0.84	0.213	438	448
Itapeaçú	Biodiesel BS1800	0.85	0.153	0	0
Caborí	Biodiesel BS1800	0.78	0.095	755	828
Cametá	Biodiesel BS1800	0.612	0.136	0	0
Sacambú	Biodiesel BS1800	0.448	0.064	225	236
Novo Remanso	Biodiesel BS1800	4.06	1.331	4,455	4,849
Tuiué	Biodiesel BS1800	0.71	0.096	276	341
Jacaré	Biodiesel BS1800	0.34	0.164	569	589
Novo Céu	Biodiesel BS1800	1	0.404	1,740	1,740
Zé Açú	Biodiesel BS1800			0	0
Vila Amazônia	Biodiesel BS1800	2.08	0.341	1,285	1,227
Terra Nova	Biodiesel BS1800			0	0
Axinim	Biodiesel BS1800	0.66	0.107	307	333
Vila Urucurituba	Biodiesel BS1800	0.38	0.059	148	150
Arara	Biodiesel BS1800	0.332	0.052	142	159
Feijoal	Biodiesel BS1800	0.778	0.062	210	265
Lindoia	Biodiesel BS1800	1	0.304	888	1,035
Moura	Biodiesel BS1800	0.52	0.065	158	166
Santana	Biodiesel BS1800	0.31	0.051	116	139
Sucunduri	Biodiesel BS1800	0.16	0.048	128	159
Carvoeiro	Biodiesel BS1800	0.33	0.016	44	48
Itapuru	Biodiesel BS1800	0.31	0.02	67	83
Betânia	Biodiesel BS1800	0.43	0.111	264	235
Vila de Matupí	Biodiesel BS1800	1.85	0.619	1,907	1,993
Auxiliadora	Biodiesel BS1800	0.468	0.079	239	247
Tamaniquá	Biodiesel BS1800	0.468	0.079	65	65
Santa Rita Well	Biodiesel BS1800	0.62	0.183	512	510
Parauá	Biodiesel BS1800	0.568	0.096	224	245
Belo Monte	Biodiesel BS1800	0.246	0.044	114	117
Vila de Alterosa	Biodiesel BS1800	0.33	0.067	225	260
Camaruã				101	103
UHE Balbina	Água	277.5	132.3	283,428	251,959
UTE Aparecida	OCTE, GN	282.5	150.0	295,750	301,358
UTE Mauá	Bloco 1 - OC1A / Bloco 3 Gás Natural (Alternativo OCTE) / Bloco4 – OPGE / Bloco 5 – Biodiesel / Bloco 6 – Biodiesel / Bloco 7 - Biodiesel	738.1	311.0	398,686	369,361
UTE Electron	OCTE	121.1	18.0	809	4,339
UT CO Cidade Nova	Diesel/Biodiesel	29.6	19.4	13,839	20,285
UT AS São José	Diesel/Biodiesel	73.4	47.5	40,054	45,019
UT FO Flores	Diesel/Biodiesel	124.7	78.3	78,129	104,490
UTE Distrito	Biodiesel (B S1800)	51.3	38.3	36,129	45,778
UTE Iranduba	Diesel/Biodiesel	66.6	47.1	40,323	62,150
Total		2,204.22		1,491,382	1,534,545

160

Unit	Location (State)	Beginning of Operation	End of Operation
Parintins	Amazonas	Dec/65	Undefined
Itacoatiara	Amazonas	Sep/66	Undefined
Manacapuru	Amazonas	Jan/67	Undefined
Barreirinha	Amazonas	Jun/67	Undefined
Coari	Amazonas	Sep/67	Undefined
Maués	Amazonas	Dec/67	Undefined
Humaitá	Amazonas	Jul/68	Undefined
Urucará	Amazonas	Jun/68	Undefined
Benjamin Constant	Amazonas	Aug/68	Undefined
Tefé	Amazonas	Aug/68	Undefined
Manicoré	Amazonas	May/69	Undefined
Autazes	Amazonas	Jun/69	Undefined
Codajás	Amazonas	Sep/69	Undefined
Eirunepé	Amazonas	Sep/69	Undefined
Nova Olinda do Norte	Amazonas	Oct/69	Undefined
Atalaia do Norte	Amazonas	Mar/70	Undefined
Barcelos	Amazonas	Jul/70	Undefined
Lábrea	Amazonas	Aug/70	Undefined
São Paulo de Olivença	Amazonas	Jan/71	Undefined
Santo Antônio do Içá	Amazonas	Jan/71	Undefined
Carauari	Amazonas	Jan/71	Undefined
Fonte Boa	Amazonas	Jan/71	Undefined
Boca do Acre	Amazonas	Feb/71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar/71	Undefined
Itapiranga	Amazonas	Oct/71	Undefined
Anori	Amazonas	Oct/71	Undefined
Silves	Amazonas	Oct/71	Undefined
Augusto Montenegro	Amazonas	Oct/71	Undefined
Nhamundá	Amazonas	Nov/71	Undefined
Tabatinga	Amazonas	Nov/71	Undefined
Novo Aripuanã	Amazonas	Jun/72	Undefined
Borba	Amazonas	May/72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct/72	Undefined
Jutaí	Amazonas	May/72	Undefined
Novo Airão	Amazonas	Jul/73	Undefined
Ipixuna	Amazonas	Jul/73	Undefined
Envira	Amazonas	Aug/73	Undefined
Cucuí	Amazonas	Oct/73	Undefined
Japurá	Amazonas	Oct/73	Undefined
Maraã	Amazonas	Oct/73	Undefined
Juruá	Amazonas	Oct/73	Undefined
Tapauá	Amazonas	Dec/73	Undefined
Canutama	Amazonas	Dec/73	Undefined
Pauini	Amazonas	Sep/74	Undefined
Careiro	Amazonas	Sep/74	Undefined
Amaturá	Amazonas	Nov/74	Undefined
Estirão do Equador	Amazonas	Dec/74	Undefined
Palmeiras	Amazonas	Dec/74	Undefined
Ipiranga	Amazonas	Jan/75	Undefined
Vila Bittencourt	Amazonas	Dec/75	Undefined
Iauaretê	Amazonas	Apr/75	Undefined
São Sebastião do Uatumã	Amazonas	Apr/75	Undefined
Tonantins	Amazonas	Apr/75	Undefined
Alvarães	Amazonas	May/75	Undefined
Beruri	Amazonas	Dec/75	Undefined
Caapiranga	Amazonas	Jan/75	Undefined
Uarini	Amazonas	Feb/76	Undefined
Urucurituba	Amazonas	Jan/75	Undefined
Pedras	Amazonas	Aug/76	Undefined
Anamã	Amazonas	Jan/76	Undefined
Itamarati	Amazonas	Feb/76	Undefined
Castanho	Amazonas	Dec/79	Undefined
Rio Preto da Eva	Amazonas	Jun/04	Undefined
Limoeiro	Amazonas	Nov/82	Undefined
Boa Vista do Ramos	Amazonas	Mar/86	Undefined
Manaquiri	Amazonas	Jun/84	Undefined
Caviana	Amazonas	Jul/86	Undefined
Campinas	Amazonas	Jul/86	Undefined
Caiambé	Amazonas	Aug/76	Undefined
Murituba	Amazonas	Aug/86	Undefined
Apuí	Amazonas	Sep/86	Undefined
Mocambo	Amazonas	Mar/87	Undefined
Belém do Solimões	Amazonas	Mar/87	Undefined
Itapeaçú	Amazonas	Mar/87	Undefined
Caborí	Amazonas	Sep/92	Undefined
Cametá	Amazonas	Sep/92	Undefined
Sacambú	Amazonas	Dec/92	Undefined
Novo Remanso	Amazonas	Aug/98	Undefined
Tuiué	Amazonas	Sep/98	Undefined
Jacaré	Amazonas	Aug/98	Undefined
Novo Céu	Amazonas	Aug/98	Undefined
Zé Açú	Amazonas	Sep/98	Undefined
Vila Amazônia	Amazonas	Sep/98	Undefined
Axinim	Amazonas	Oct/98	Undefined
Vila Urucurituba	Amazonas	May/99	Undefined
Arara	Amazonas	Apr/00	Undefined
Feijoal	Amazonas	Feb/00	Undefined
Lindoia	Amazonas	Jul/00	Undefined
Moura	Amazonas	Apr/04	Undefined
Santana	Amazonas	Jul/05	Undefined
Sucunduri	Amazonas	Oct/06	Undefined
Carvoeiro	Amazonas	Mar/06	Undefined
Itapuru	Amazonas	Oct/10	Undefined
Betânia	Amazonas	Jul/06	Undefined
Vila de Matupí	Amazonas	Aug/06	Undefined
Auxiliadora	Amazonas	Oct/06	Undefined
Santa Rita Well	Amazonas	Nov/06	Undefined
Parauá	Amazonas	Sep/03	Undefined
Belo Monte	Amazonas	Oct/06	Undefined
Vila de Alterosa	Amazonas	Oct/06	Undefined
UHE Balbina	Amazonas	Jan/89	Mar/27
UTE Aparecida	Amazonas	Feb/84	Undefined
UTE Mauá	Amazonas	Apr/73	Undefined
UTE Electron	Amazonas	Jun/05	Undefined
UT CO Cidade Nova	Amazonas	Aug/08	Undefined
UT AS São José	Amazonas	Feb/08	Undefined
UT FO Flores	Amazonas	Aug/08	Undefined
UTE Distrito	Amazonas	Oct/10	Undefined
UTE Iranduba	Amazonas	Nov/10	Undefined

161

2. Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras (Guajará)	MWh	1,490	1,471
	R$ million	3,1	-
Others (PIE'S-Independent Producer)	MWh	673,823	690,572
	R$ million	316,1	607,0
Total*	MWh	675,313	692,043
	R$ million	319,2	607,0

*Not considering the energy purchased in the short-term market.

162

3 .Energy sold

Distribution to	1Q14		2Q14
	R$ million	MWh	R$ million	MWh
Residential	124,0	460,793	127,0	479,342
Industrial	80,1	443,444	78,3	427,642
Commercial	76,9	301,043	81,4	320,395
Rural	3,0	19,924	3,0	19,643
State utilities	29,0	132,084	32,2	149,118
Public Ilumination	4,8	32,905	6,5	43,908
Public Service	8,5	51,237	8,1	49,312
Others (CCEE)	264,9	610,460	563,5	732,793
Total	591,2	2,051,890	900,0	2,222,153

4. Number of Consumer Units Serviced

1Q14	2Q14
837,609	848,613

5. Network Expansion - number of new connections

1Q14	2Q14
14,765	6,968

6. Substations

1Q14	2Q14
54	54

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14
		Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	100,773,392	960,5	152,682,088	1,074,3

8. Losses  - %

1Q14		2Q14
Technical	Commercial	Technical	Commercial
2.44	35.42	1.5	37.08

9. Extension of transmission lines – Km

Line	Extension (Km)	Tension (Kv)	Beginning of Operation	End of Concession
Balbina–Cristiano Rocha	158.513	230	11/06/2006	03/01/2027
Manaus–Cristiano Rocha	22.704	230	11/06/2006	03/01/2027
Ramal de Transmissão–Presidente Figueiredo	0.124	230	09/13/2008	03/01/2027
Balbina – Manaus I	180.344	230	05/09/1989	03/01/2027
Balbina – Balbina – Circuito 1	0.590	230	02/20/1989	03/01/2027
Balbina – Balbina – Circuito 2	0.635	230	04/15/1989	03/01/2027
Balbina – Balbina – Circuito 3	0.635	230	04/24/1989	03/01/2027
Balbina – Balbina – Circuito 4	0.680	230	09/13/1989	03/01/2027
Balbina – Balbina – Circuito 5	0.680	230	07/24/1989	03/01/2027

163

Subtransmission

Line	Extension (Km)	Tension (Kv)	Beginning of Operation	End of Concession
Manaus I – São José	7.285	69	02/04/2001	07/07/2015
Manaus I – Mauá	11.815	69	10/13/1991	07/07/2015
Manaus I – Distrito I – Circuito 1	4.685	69	10/13/1991	07/07/2015
Manaus I – Distrito I – Circuito 2	4.682	69	11/11/2006	07/07/2015
Manaus I – V8 – Circuito 1	1.160	69	10/13/1991	07/07/2015
Manaus I – V8 – Circuito 2	1.160	69	10/13/1991	07/07/2015
Manaus I – Cachoeirinha	6.112	69	07/26/1992	07/07/2015
Manaus I – Seringal Mirim – Circuito 1	6.649	69	09/28/1997	07/07/2015
Manaus I – Seringal Mirim – Circuito 2	7.277	69	10/12/1997	07/07/2015
Manaus I– Flores – Circuito 1	4.460	69	02/11/1989	07/07/2015
Manaus I – Flores – Circuito 2	4.565	69	11/18/2001	07/07/2015
Manaus I – Flores – Circuito 3	4.810	69	12/02/2007	07/07/2015
Manaus I – Cidade Nova	7.463	69	01/01/1996	07/07/2015
Manaus I – Santo Antônio	9.516	69	04/19/2005	07/07/2015
Flores – Redenção	1.469	69	11/30/2008	07/07/2015
Redenção – Ponta Negra	4.515	69	11/30/2008	07/07/2015
Flores – Ponta Negra	5.959	69	12/02/2007	07/07/2015
Aparecida – Ponta Negra	8.610	69	07/15/1983	07/07/2015
Aparecida – Seringal Mirim	3.796	69	02/02/1997	07/07/2015
Aparecida – Cachoeirinha	3.994	69	04/23/2005	07/07/2015
Aparecida – El Paso	0.153	69	11/23/1999	07/07/2015
Mauá – Distrito I – Circuito 1	7.481	69	04/30/1977	07/07/2015
Mauá – Distrito I – Circuito 2	6.728	69	04/12/1999	07/07/2015
Mauá – Distrito II – Circuito 1	4.122	69	11/29/1997	07/07/2015
Mauá – Distrito II – Circuito 2	4.107	69	04/07/2004	07/07/2015
Mauá – Marapatá	6.489	69	11/05/2011	07/07/2015
Marapatá – Cachoeirinha	2.894	69	11/06/2011	07/07/2015
Mauá – Cidade Nova	26.016	69	08/20/2006	07/07/2015
Mauá – Mauá Geração – Circuito 1	0.533	69	02/22/2004	07/07/2015
Mauá – Mauá Geração – Circuito 2	0.226	69	02/29/2004	07/07/2015
Mauá – El Paso	0.200	69	03/07/2004	07/07/2015
Mauá Geração – São José	8.924	69	03/09/2004	07/07/2015
Mauá Geração – Consumidores Especiais	9.362	69	07/09/2004	07/07/2015
Eletro – Cachoeirinha	0.357	69	01/01/1981	07/07/2015
Distrito I – Consumidores Especiais	7.723	69	03/17/1996	07/07/2015
Distrito II – Cachoeirinha – Circuito 1	7.421	69	11/29/1997	07/07/2015
Distrito II – Cachoeirinha – Circuito 2	7.830	69	09/17/2011	07/07/2015
Seringal Mirim – Cachoeirinha	3.980	69	02/02/1997	07/07/2015
Santo Antônio – Sivam	5.326	69	03/19/1995	07/07/2015
Ponta Do Ismael – Iranduba	18.043	69	06/17/2006	07/07/2015
Flores – Ambev	0.161	69	03/16/2003	07/07/2015
Iranduba – Manacapuru	70.000	69	08/22/2012	07/07/2015
Total	308.058

9.1 Extension of distribution lines – Km

1T14	2T14
44,412	44,462

10. DEC- Duration of interruptions - in hours

1Q14	2Q14
13.0	13.52

11. FEC – Frequency of interruptions – Number of Octages

1Q14	2Q14
8.4	9.73

164

12. TMA – Average response time – in minutes

1Q14	2Q14
297.91	253.66

13. Average price– R$/MWh

1Q14	2Q14
277.64	278.10

14. Main investments – R$ million

Project	1Q14	2Q14	Budget 2014
Distribution	68,64	73,71	733,36
Implementation of Urban distribution system	22,96	28,67	319,11
“Light for All” Program	24,94	29,18	173,44
Maintenance of the distribution system	9,67	6,85	150,17
Maintenance of the urban network	11,07	9,01	90,64
Others (infrastructure)	2,89	1,88	24,47
Generation	0.79	0,46	16,26
Total	72,32	76,05	774,09

15. New Investments

15.1. Generation

15.1.1. Own assets

Unit	Location (State)	Investment (R$ million)		Installed Capacity (MW)		Assured Energy (MW)		Beginning of Operation		Beginning of Construction
		Total	Realized	Open cycle	Comb. cycle	Open cycle	Comb. cycle	Open cycle	Comb. cycle
UTE Mauá 3	AM	1,114.33	527,4	379,76	589,61	375	570,4	Sep/15	May/16	Sep/12

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
Eletrobras	1,455,7	1,435,7	01/2014	RGR

17. Contract obligations

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	858,1	99,4	179,2	147,8	68,5	82,7

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ Million	584,4	614,514	642,989	694,668	721,386	3,048,210
MWh	2,678,492.155	2,671,800.00	2,679,120.00	2,671,800.00	2,671,800.00	13,592,305.00

165

18. Default – more than 120 days

Class	R$ million
State utilities	17,7
Industrial	19,0
Residential	29,7
Commercial	14,7
Others	17,0
Total	98,1

19.Number of employees

19.1.By tenure

Generation and Transmission

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	76	47
6 to 10	298	257
11 to 15	80	71
16 to 20	124	186
21 to 25	114	116
beyond 25	208	229
Total	900	906

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	73	45
6 to 10	229	229
11 to 15	55	23
16 to 20	81	87
21 to 25	72	107
beyond 25	185	202
Total	695	693

Administration

Tenure (years)	1Q14	2Q14
Up to 5	56	110
6 to 10	204	239
11 to 15	41	6
16 to 20	52	36
21 to 25	64	37
Beyond 25	132	105
Total	549	533

19.2. By region

State	Number of employees
	1Q14	2Q14
Amazonas	2,144	2,132

166

19.3. By departments

Department	Number of employees
	1Q14	2Q14
Field	1,595	1,599
Administrative	549	533

20.Complementary work force

Operational	1Q14	2Q14
	1,740	1,740

21.Turn-over  - %

1Q14	2Q14
0.37	0.61

167

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Asset	06.30.14	06.30.13
Current Assets
Availabilities	49,595	123,104
Clients (Consumers and Resellers)	66,918	44,518
Deferred Fiscal Assets (taxes and Contributions)	6,888	14,980
Income Tax and Social contributions	1,327	-
Reimbursement rights – CCC (12,111 law)	8,375	83,599
Linked Deposits	461	515
Stored material	2,976	3,086
Others	28,785	27,183
Current Total	165,325	296,985

Non-current Assets
Clients (Consumers and Resellers)	14,088	13,824
Deferred Fiscal Assets (Taxes and Contributions)	3,217	3,368
Reimbursement rights – CCC (12,111 law)	263,270	-
Linked Deposits	5,406	16,622
Financial Asset – Annual allowed Revenue (Transmission)	292,471	322,698
Others	86	-
Advance to equity participation	-	-
	578,538	356,512
INVESTMENT	-	-
FIXED ASSET	5,931	7,184
INTANGIBLE	42,083	56,618

Non-Current Asset Total	626,552	420,314
Total Asset	791,877	717,299

168

Liabilities and Stockholders Equity	06.30.14	06.30.13
Current Liability
Suppliers	140,681	250,341
Loans and financings	52,021	33,383
Bonds	-	-
Taxes and social contributions	20,557	13,954
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance to clients	-	-
Remuneration to shareholders (dividends to pay)	-	-
Estimated obligations	7,511	5,173
Provisions for Contingencies	-	-
Post-employment benefit (Complementary Pension Fund)	79	1,374
Leasing	-	-
Onerous Contracts	-	-
Sectorial Charges (regulatory taxes)	31,453	30,253
Incentive to personnel retiremnt	-	14,622
Others	13,120	20,687
Current Liability Total	265,422	369,787

Non-current Liability
Suppliers	197,610	-
Loans and financings	117,964	117,036
Taxes and social contributions	13,827	-
Income tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement Obligations – CCC (12,111 law)	122,225	59,400
Advance to clients	-	-
Estimated obligations	-	1,960
Provisions for Contingencies	8,853	1,841
Provisions for Onerous Contracts	-	-
Post-employment benefit (Complementary Pension Fund)	786	4,098
Sectorial Charges (regulatory taxes)	-	-
Advance for future capital increase	12,791	223,690
Others	109	-6,819
Non-current Liability Total	474,165	401,206

Stockholders Equity
Social capital	475,789	-53,694
Capital reserves	-	-
Profit Reserves	-	-
Additional Proposed Dividend	-	-
Accured losses/profit	-423.499	-
Other comprehensive Income	-	-
Non-controlling shareholders participation	-	-

Stockholders Equity Total	52.290	-53,694
Liabilities and Stockholders’ Equity Total	791.877	717,299

169

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Electric Energy Supply - Distribution	220,810	196,337
Construction Revenue - Distribution	19,356	24,387
Other Operating Revenue	1,745	3,076
Deductions to Revenue	-68,380	-62,075
Net Operating Revenue	173,531	161,725

Operating Cost and Expenses
Personnel, Material and third-part related Service	-43,121	-45,493
Electric Energy purchased for resale	-60.684	-58,751
Charges on electric network usage	-1,419	-924
Construction Cost	-19,356	-24,387
Depreciation and Amortization	-6,645	-5,289
Donations and Contributions	-	-
Provisions	17,211	-23,374
Others	1,110	21,018
Operating Result	-112.904	-137,200

Operating Result before Financial Result	60.627	24,525

Financial Result	-29,416	-23,769
Result before Income tax and Social Contribution	31.211	756

Current Income tax and Social Contribution	-	-114
Deferred Income tax and Social Contribution	-	-302
Net Result of the period	31.211	340

170

Cash Flow

(R$ thousands)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	14,517	-15,309
Depreciation and amortization	6,645	5,289
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	17,835	19,469
Financing charges	9,983	6,131
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-10,371	9,582
Provisions for contingencies	854	171
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	2,368	-3
Variation in operating assets / liabilities	14,388	86,000
Net cash from operating activities	56,219	111,330

Financing charges – payment	-3,581	-6,131
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-416
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	-
Net cash from Operational activities	52,638	104,783

FINANCING ACTIVITIES
Loans and financing obtained	22,176	15,117
Loans and financing payable - principal	-14,826	-16,863
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	7,350	-1,746

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-265	-1,066
Intangible acquisition	-1,151	-3,159
Intangible acquisition - Concession	-27,075	-27,751
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-28,491	-31,976

Increase (Decrease) in Cash and Cash Equivalents	31,497	71,061

Cash and cash equivalents at beginning of the period – 12/31/13	18,098	52,043
Cash and cash equivalents at end of the period – 03/31/14	49,595	123,104
	31,497	71,061

171

Analysis of the result

2Q14 x 1Q14

The Company presented a net profit in 2Q14 175.9% higher than the previous quarter, from R$ 8.3 million in 1Q14, to R$ 22.9 million in 2Q14, primarily due to the factors described below.

Operating Revenue

The supply of electricity increased by 9.4%, from R$ 105.5 million in 1Q14, to R$ 115.4 million in 2Q14, mainly due to increase in the amount of new clients.

Operating Expense

The Personnel expenses, materials and third-party services increased by 82.1%, from R$ (15.3) million in 1Q14 to R$ (27.8) million in 2Q14, mainly due to the salary adjustment of the  collective agreement and in order to treat the Performance Management System (SGD).

The electric energy purchased for resale decreased by 66.5%, from R$ (45.5) million, in 1Q14 to R$ (15.2) million in 2Q14 mainly due to resources received of CDE and recovery cost for the right to compensation on CCC account. The amount reported in both quarters are net of loans abtained with CCEE – ACR Account.

The Operating provisions decreased by 111.5%, from a reversal of R$ 19.5 million in 1Q14 to a provision of R$ (2.2) million in 2Q14, mainly due to a provision for Loan Losses - consumers and resellers.

Financial Results

The Net monetary variation increased by 59.4%, from a loss of R$ (12.7) million in 1Q14 to a loss of R$ (5.2) million in 2Q14, mainly due to the monetary expenses with BR Distribuidora.

The Other financial expenses increased by 1,686.3%, from R$ (0.5) million in 1Q14 R$ (8.2) million in 2Q14, mainly due to fines imposed by ANEEL.

172

Market Data

1.  Generation Assets and Energy generated – N/A

2.  Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras (SIN)	MWh	53,182	55,043
	R$ million	2,473	2,830
Eletrobras Eletronorte	MWh	124,665	129,028
	R$ million	18,994	21,766
Others	MWh	84,534	87,493
	R$ million	15,047	17,218
Total	MWh	262,381	271,564
	R$ million	36,515	47,780

SIN – National Interconected System

3.  Energy sold

Distribution to	1Q14		2Q14
	R$ million	MWh	R$ million	MWh
Residential	56,98	99,884	53,04	97,433
Industrial	4,54	11,360	4,59	11,009
Commercial	27,24	48,847	25,86	46,584
Rural	3,67	9,975	3,36	10,592
Public Utilities	12,71	26,908	13,62	27,810
Public Ilumination	3,19	8,692	4,01	11,599
Public Service	2,38	8,273	2,30	7,943
Own Consumption	0.12	302	0.17	290
Others	0.62	1,601	0.53	1,586
Total	111,45	215,842	107,48	214,846

4.  Number of Consumer Units Serviced

	1Q14	2Q14
Total	234,677	237,728

5.  Network Expansion - number of new connections

	1Q14	2Q14
Total	2,965	2,885

6.  Substation

1Q14	2Q14
15	15

173

7.  Fuel for production of electric Energy

Type	Unit	1Q14		2Q14
		Amount	R$ million	Amount	R$ million
Diesel	Litre	12,836,029	40,01	13,334,861	41,32
Total:		12,836,029	40,01	13,334,861	41,32

8.  Losses - %

1Q14		2Q14
Technical	Commercial	Technical	Commercial
9.75	13.84	9.75	13.15

9.      Extension of distribuition lines –Km

1Q14	2Q14
19,017	19,248

10.   DEC - Duration of interruptions - in hours

1Q14	2Q14
24.61	13.82

11.   FEC – Frequency of interruptions – Number of Octages

1Q14	2Q14
11.26	9.33

12.   TMA – Average response time – in minutes

1Q14	2Q14
649.51	437.19

13.   Average price– R$/MWh

1Q14	2Q14
516.35	500.27

14.   Main investments – R$ thousand

Project	1Q14	2Q14	2014 budget
Distribution	10,532	7,460	149,321
Rural Distribution Network Expansion- Light for All	1,288	1,105	46,058
Urban Distribution Network Expansion	3,932	3,376	51,809
Distribution System Maintenance	3,515	901	21,308
Energy in Isolated Systems	-	-	-
Modernization and Adequacy of Commercial and Distribution System	1,797	2,078	30,145
Others	2,002	894	8,941
Asset maintenance	2,002	894	8,941
Total	12,534	8,354	158,262

174

15.   New Investments – N/A

16.   Loans and financing – R$ thousand

Contract	Balance 03.31.14	Balance 06.30.14	Index	Rate	Due
Eletrobras	675,293.51	675,293.51	R$	10.77%	2015
Eletrobras	15,257,000.00	15,257,000.00	R$	11.00%	2019
Eletrobras	-	2,358,149.00	R$	11.00%	2018
Eletrobras	15,778.049.00	15,778.049.00	R$	11.00%	2019
Eletrobras	1,189,122.20	1,168,620.09	R$	7.66%	2018
Eletrobras	490,000.00	490,000.00	R$	7.66%	2019
Eletrobras	35,551,615.70	34,184,245.87	R$	7.66%	2018
Eletrobras	11,733,463.40	10,951,232.50	R$	7.66%	2019
Eletrobras	8,662,861.80	8,408,071.75	R$	7.66%	2017
Eletrobras	9,321,670.93	9,047,504.14	R$	7.66%	2017
Eletrobras	12,675,829.62	11,830,774.30	RGR	5.00%	2019
Eletrobras	11,500,000.00	11,250,000.00	R$	7.16%	2018
Eletrobras	12,055,255.32	12,235,567.01	IPCA	3.88%	2019
Eletrobras	7,666,666.62	7,499,999.95	R$	7.66%	2018
Eletrobras	3,710,020.70	3,400,852.30	RGR	5.00%	2018
Eletrobras	10,703,878.08	9,730,798.26	RGR	5.00%	2017
Eletrobras	3,782,090.53	3,438,264.16	RGR	5.00%	2017
Eletrobras	1,708,887.78	1,025,332.66	RGR	5.00%	2014
Eletrobras	373,264.48	-	RGR	5.00%	2014
Eletrobras	2,036,802.71	1,745,830.87	RGR	5.00%	2016
Eletrobras	3,382,140.66	3,163,938.03	RGR	5.00%	2018
Eletrobras	53,844.91	16,153.48	RGR	5.00%	2014
Total	168,307,757.95	163,655,676.88

17.   Contract obligations

Loans and financing (R$ million)	2014	2015	2016	2017	2018	After 2018
	45,691	22,094	29,645	24,161	18,591	23,474

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	167,120	107,149	152,888	175,171	183,919	2,758,780
MWh	1,086,257	1,034,694	1,477,242	1,691,386	1,692,950	25,394,248

18. Default – more than  120 days

Class	R$ million
State utilities	5,14
Industrial	2,36
Residential	6,87
Commercial	5,21
Others	9,77
Total	29,35

175

19. Number of employees

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	75	75
6 to 10	39	39
11 to 15	0	0
16 to20	0	0
21 to 25	17	17
beyond 25	43	43
Total	174	174

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	46	46
6 to 10	23	23
11 to 15	0	0
16 to20	0	0
21 to 25	9	9
beyond 25	22	22
Total	100	100

19.2.By region

State	Number of employees
	1Q14	2Q14
Acre	274	274

19.3.By departments

Department	Number of employees
	1Q14	2Q14
Field	101	101
Administrative	173	173

20. Complementary work force

Operational	1Q14	2Q14
	49	49

21. Turn-over - %

1Q14	2Q14
0.0218	0.0218

176

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets

Availabilities	27,047	30,770
Clients (Consumers and Resellers)	213,204	216,792
Fiscal Asset Deferred (taxes and Contributions)	12,799	8,546
Reimbursement Right – CCC (12,111 law)	45,425	-
Linked Deposits	-	-
Stored Materials	5,434	6,468
Other	65,875	68,969
Current Assets Total
	369,784	331,545

Non-Current Assets

Clients (Consumers and Resellers)	185,465	156,830
Fiscal Asset Deferred (taxes and Contributions)	5,328	5,568
Reimbursement Right – CCC (12,111 law)	-	-
Linked Deposits	63,678	60,328
Financial Asset	623,402	595,162
Other	564	3,959
Advance for equity participation	-	-
	878,437	821,847
INVESTMENT	168	168
FIXED ASSET	23,224	24,427
INTANGIBLE	27,166	13,712
Non-Current Assets Total	928,995	860,154
Assets Total	1,298,779	1,191,699

177

Liabilities and Stockholders’ Equity	06.30.14	06.30.13
Current Liabilities

Suppliers	256,115	147,752
Loans and financing	468,110	120,554
Taxes and social contributions	54,993	37,147
Income tax and Social Contribution	4,997	-
Derivatives	-	-
Reimbursement obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated obligations	16,199	17,264
Provisions for Contingencies	-	-
Post-employment benefits (Complementary Pension Fund)	15,303	12,806
Leasing	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial charges (regulatory taxes)	497	315
Incentive to personnel retirement	-	75,356
Others	95,046	78,125
Current Total	911,260	489,319

Non-Current Liabilities

Suppliers	3,404	-
Loans and financing - Principal	274,439	345,037
Taxes and social contributions	7,022	11,268
Income tax and Social Contribution	-	-
Derivatives	-	-
Reimbursement obligations – CCC (12,111 law)	-	-
Advance of clients	-	-
Provisions for Contingencies	84,988	96,701
Provisions for onerous contracts	-	-
Post-employment benefits (Complementary Pension Fund)	161,319	156,565
Concessions to pay - UBP	-	-
Sector charges (regulatory taxes)	-	-
Advance for future capital Increase	8,085	202,346
Others	21,033	23,464
Non-Current Total	560,290	839,773

Stockholders’ Equity

Social Capital	726,447	-137,393
Capital Reserve	-	-
Profit Reserve	-	-
Additional Proposed Dividend	-	-
Accured losses/profit	-734.727	-
Other comprhensive results	-164,491	-
Non-controlling shareholders participation	-	-

Stockholders’ Equity Total	-172,771	-137,393
Total Liabilities and Stockholders’ Equity	1,298,779	1,191,699

178

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Electric Energy Supply - Distribution	587,489	533,296
Construction Revenue - Distribution	32,428	38,103
Other Operating Revenue	31,394	21,869
Deductions to Revenue	-176,547	-170,208
Net Operating Revenue	474,764	423,060

Operational costs and Expenses
Personnel, Material and third-part related service	-104,018	-112,145
Electric Energy purchased for resale	-367.193	-258,489
Charges on electric network usage	-25,302	-10,779
Construction Cost	-32,428	-38,103
Depreciation and Amortization	-15,945	-14,153
Donations and Contributions	-43	-98
Provisions	-1,811	-56,163
Others	-41,577	-63,955
Operating Expenses	-588.317	-553,885

Result before Financial Result	-113.553	-130,825

Financial Result	-37,818	-10,686
Result before Income tax and Social Contribution	-151.371	-141,511

Current Income tax and social Contribution	-	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-151.371	-141,511

179

Cash Flow

(thousands reais)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-196,796	-141,511
Depreciation and amortization	15,945	14,153
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	-6,273	-6,180
Financing charges	32,972	-17,649
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	5,825	-14,936
Provisions for contingencies	1,515	2,042
Provision for staff realignment	600	72,579
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-100	-270
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	-4,584	-1,893
Variation in operating assets / liabilities	92,792	25,772
Net cash from operating activities	-58,104	-67,893

Financing charges – payment	-895	-3,068
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	2,001
Net cash from Operational activities	-58,999	-68,960

FINANCING ACTIVITIES
Loans and financing obtained	136,740	63,301
Loans and financing payable - principal	-41,048	-36,861
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-1,601	-1,544
Capital increase - receivable	-	21,918
Others	-	-
Net cash from financing activities	94,091	46,814

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-1,262	-765
Intangible acquisition	-4,193	-1,893
Intangible acquisition - Concession	-28,236	-36,209
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	45,777
Net Cash from investment activities	-33,691	6,910

Increase (Decrease) in Cash and Cash Equivalents	1,401	-15,236

Cash and cash equivalents at beginning of the period – 12/31/13	25,646	46,006
Cash and cash equivalents at end of the period – 03/31/14	27,047	30,770
	1,401	-15,236

180

Analysis of the result

2Q14 x  1Q14

The Company presented in 2Q14 a net loss 31.5% higher than the previous quarter, from R$ (65.4) million in 1Q14 to R$ (85.9) million in 2Q14, primarily due to the factors described below described.

Operating Revenue

The supply of electricity increased by 3.5%, from R$ 288.7 million in 1Q14, to R$ 298.8 million in 2Q14, representing no significant impact on the result.

Operating expense

The Personnel expenses, materials and third-part related services increased by 30.7%, from R$ (45.1) million in 1Q14, to R$ (58.9) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

The electric energy purchased for resale increased by 9.2%, from R$ (175.5) million, in 1Q14 to R$ (191.7) million in 2Q14, mainly due to increased PLD in 2Q14 and transfer of the CDE resources occurred in 1Q14. The amounts reported in both quarters are net of loans obtained with CCEE – ACR Account.

The Operating provisions decreased by -188.0%, from a provision of R$ (15.1) million in 1Q14 to a reversal of R$ 13.3 million in 2Q14, mainly due to higher transfer for doubtful accounts.

Financial Results

The debt charges increased by 40.0%, from R$ (13.7) million in 1Q14 to R$ (19.2) million in 2Q14, mainly due to higher balances of loans and financing in the period.

The arrears surcharges decreased -30.7%, from R$ 7.1 million in 1Q14, to R$ 4.9 million in 2Q14, mainly due to a decrease in defaults on a period.

The Other financial expenses increased 32.7%, from R$ (10.3) million, in 1Q14, to R$ 4.9 million in 2Q14, mainly due to the recognition of interest/penalties on default of debt service from Eletrobras with ICMS tax and suppliers.

181

Market Data

1. Generation Assets and Energy generated – N/A

2. Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras	MWh	646,010	706,706
	R$ million	47,4	48,3
Others	MWh	575,101	471,137
	R$ million	128,1	189,9
Total	MWh	1,221,111	1,177,843
	R$ million	175,5	237,1

3. Energy sold

Distribution to	1Q14		2Q14
	R$ million	MWh	R$ million	MWh
Residential	132,1	336,993	125,3	327,070
Industrial	31,3	138,542	32,3	144,391
Commercial	72,7	186,942	70,3	183,182
Rural	12,6	78,047	5,6	25,983
State utilities	12.5	37,446	13,1	37,930
Public Ilumination	10.5	49,818	10,6	50,794
Public Service	11,5	45,918	10,6	44,544
Own Consumption	-	949	-	1,074
Others	-	-	-	-
Total	283,2	874,655	551,1	814,968

4. Number of Consumer Units Serviced

1Q14	2Q14
991,742	998,667

5. Network Expansion - number of new connections

1Q14	2Q14
10,288	7,043

6. Substations

1Q14	2Q14
40	40

7. Fuel used to produce electricity – N/A

8. Losses - %

1Q14		2Q14
Technical	Commercial	Technical	Commercial
10.34	15.13	10.34	14.84

182

9. Extension of distribution lines - Km

1Q14	2Q14
40,785	40,789

10. DEC- Duration of interruptions - in hours

1Q14	2Q14
10.29	10.70

11. FEC – Frequency of interruptions – Number of Octages

1Q14	2Q14
6.17	5.53

12. TMA – Average response time – in minutes

1Q14	2Q14
296	388

13. Average price– R$/MWh

1Q14	2Q14
250.68	257.92

14. Main Investments – R$ million

Projectt	1Q14	2Q14	2014 budget
Distribution	16,0	17,1	249,4
Rural Distribution Network Expansion - Light for All	1,2	0,2	41,7
Expansion of Distribution System	4,4	4,2	64,0
Maintenance of Distribution System	5,0	4,1	42,2
Modernization and Adequacy of Commercial and Distribution System – loss reduction	5,4	8,6	101,5
Others	1,1	0,7	45,9
Maintenance and Adequacy of Goods	0,0	0,1	6,0
Maintenance and Adequacy of movable property, vehicles, and equipment	0,0	0,1	4,1
Maintenance and Adequacy of computer, information assets and teleprocessing	1,1	0,5	35,8
Total	17,1	17,8	295,3

15. New Investments – R$ million – N/A

16. Loans and Financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Due Date	Index
Eletrobras	654	731	Diverses	Interest Rate - Selic
Faceal	13	11	07.30.2015	INPC
Caixa Econômica Federal	05	05	12.31.2014	CDI/OVER
Banco do Brasil	05	05	12.31.2014	CDI/OVER
Lloyds Bank	01	01	04.10.2024	DOLAR

183

17. Contract obligations

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	452	75	66	51	35	47

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	508	526	553	580	641	641
MWh	4,457,727	5,131,680	5,405,868	5,422,416	5,701,053	5,701,053

18. Default – more than  120 days

Class	R$ million
State utilities	10
Industrial	18
Residential	15
Commercial	8
Others	14
Total	65

19. Number of employees

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	391	389
6 to 10	175	174
11 to 15	-	-
16 to20	-	-
21 to 25	100	100
beyond 25	227	227
Total	893	890

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	52	52
6 to 10	47	47
11 to 15	-	-
16 to20	-	-
21 to 25	12	12
beyond 25	50	50
Total	161	161

19.2.By region

State	Number of employees
	1Q14	2Q14
Alagoas	1,054	1,051

19.3.By departments

Departments	Number of employees
	1Q14	2Q14
Field	890	890
Administrative	168	161

184

20.Complementary work force

Operational	1Q14	2Q14
	1,014	1,178

21.Turn-over - %

1Q14	2Q14
0.19	0.14

185

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets

Availabilities	10,024	39,844
Clients (Consumers and Resellers)	239,506	230,933
Fiscal Asset Deferred (taxes and Contributions)	8,320	19,707
Income tax and Social Contribution	9,827	-
Reimbursement Rights – CCC (12,111 law)	22,753	-
Linked Deposits	-	-
Stored Material	12,083	11,504
Others	51,728	49,408
Current Asset Total	354,241	351,396

Non-Current Assets

Clients (Consumers and Resellers)	218,124	140,324
Fiscal Asset Deferred (taxes and Contributions)	4,594	6,865
Reimbursement Rights – CCC (12,111 Law)	-	-
Linked Deposits	13,975	10,568
Financial Asset – Annual allowed revenue (transmission)	602,004	728,374
Others	1,394	1,185
Advance for equity participation	-	-
	840,091	887,316
Investments	146	146
Fixed Asset	18,696	23,135
Intangible	39,514	17,152

Non-Current Assets Total	898,447	927,749
Total Assets	1,252,688	1,279,145

186

Liabilities and Stockholders Equity	06.30.14	06.30.13
Current Liabilities
Suppliers	135,403	52,910
Loans and Financing	457,654	137,394
Taxes and Social Contribution	90,722	65,616
Income tax and Social Contribution	13,387	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Clients Advance	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	29,002	29,529
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	23,224	15,061
Onerous Contract	-	-
Sectorial Charges (regulatory taxes)	18,598	27,371
Incentive to personnel retirement	-	73,737
Others	33,119	35,621
Current Liabilities Total	801,109	437,239

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	413,477	510,640
Taxes and Social Contribution	48,989	42,141
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance of clients	-	-
Provision for contingencies	88,250	70,015
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	80,322	67,885
Leasing	-	-
Sectorial Charges (regulatory charges)	33,886	20,062
Advance for future capital increase	16,416	480,841
Others	3,885	772
Non-Current Liabilities Total	685,225	1,195,328

Stockholders Equity
Social Capital	1,256,331	-353,422
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-1,455,648	-
Other comprehensive income	-34,329	-
Non-controlling shareholders participation	-	-
Stockholders Equity Total	-233,646	-353,422

Total Liabilities and Stockholders Equity	1,252,688	1,279,145

187

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Electric Energy Supply - Distribution	501,571	536,151
Construction Revenue - Distribution	41,378	49,946
Other Operating Revenue	65,556	85,104
Deductions to Revenue	-177,483	-190,821
Net Operating Revenue	431,022	480,380

Operational costs and Expenses
Personnel, Material and third-part related service	-128,485	-136,256
Electric Energy purchased for resale	-221,718	-226,732
Charges on electric network usage	-18,241	-11,729
Construction Cost	-41,378	-49,946
Depreciation and Amortization	-15,359	-17,589
Donations and Contributions	-	-
Provisions	40,606	-72,867
Others	-23,220	-75,177
Operating Result	-407,795	-590,296

Operating Result before Financial Result	23,227	-109,916

Financial Result	-34,874	-20,000
Result before Income tax and Social Contribution	-11,647	-129,916

Current Income tax and social Contribution	-2,522	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-14,169	-129,916

188

Cash Flow

(reais thousands)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-34,400	-129,916
Depreciation and amortization	15,359	17,589
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	491	835
Financing charges	39,763	19,042
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-64,941	-13,856
Provisions for contingencies	24,335	12,986
Provision for staff realignment	-	73,736
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	9,370	23,992
Variation in operating assets / liabilities	12,424	-54,592
Net cash from operating activities	2,401	-50,184

Financing charges – payment	-	-
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-2,522	-
Complementary pension fund payment	-	-
Lawsuits payment	-8,013	-10,797
Legal deposits	-	-
Net cash from Operational activities	-8,134	-60,981

FINANCING ACTIVITIES
Loans and financing obtained	72,504	86,641
Loans and financing payable - principal	-36,203	-45,885
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	785	50,559
Others	-	-
Net cash from financing activities	37,086	91,315

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-836	-2,217
Intangible acquisition	-860	-3,994
Intangible acquisition - Concession	-39,682	-18,202
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-41,378	-24,413

Increase (Decrease) in Cash and Cash Equivalents	-12,426	5,921

Cash and cash equivalents at beginning of the period – 12/31/13	22,450	33,923
Cash and cash equivalents at end of the period – 03/31/14	10,024	39,844
	-12,426	5,921

189

Analysis of the result

2Q14  x 1Q14

The Company presented in 2Q14 a net loss 93.8%, lower than the previous quarter, from R$ (13.3) million in 1Q14, to  R$ (0.8) million in 2Q14, primarily due to the factors described below.

Operating Revenue

Distribution:

The supply of electricity increased by 6.4%, from R$ 243.0 million in 1Q14, to R$ 258.5 million in 2Q14, representing no significant impact on the result.

Operating expense

The personnel expenses, materials and third-party services increased by 47.7%, from R$ (51.9) million in 1Q14, to R$ (76.6) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

The electricity purchased for resale reduced by 32.4% from R$ (132.3) million, in 1Q14, to R$ (89.4) million in 2Q14, primarily due to the net record of the loan obtained with CCEE - ACR account in both quarters.

The charges for use of transmission grid decreased by 34.5% from R$ (11.0) million in 1Q14, to R$ (7.2) million in 2Q14, mainly due to the accounting charges for the use of distribution system in January 2014, which did not occur in subsequent months.

The operating provisions increased by 61.6%, fro  m R$ 29.3 million in 1Q14, to R$ 11.3 million in 2Q14, mainly due to the impact of provisions for contingencies recorded in 2Q14 in the amount of R$ 15 million.

Financial Results

The financial income increased by 52.7%, from R$ 0.1 million in 1Q14, to R$ 0.2 million in 2Q14, mainly due to the application of a financial contribution received in 2Q14.

The net monetary variation increased by 102.4%, from R$ (3.0) million in 1Q14, to R$ (6.1) million in 2Q14, mainly due to the update of the tax installments in 2Q14.

190

Market Data

1. Generation Assets and Energy generated – N/A

2. Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras	MWh	442,000	499,460
	R$ million	71,313	80,58
Others	MWh	355,000	401,150
	R$ million	57,273	64,71
Total	MWh	797,000	900,610
	R$ million	128,586	145,29

3. Energy sold

Distribution to	1Q14		2Q14
	R$ million	MWh	R$ million	MWh
Residential	140,840	338,016	148,721	335,684
Industrial	15,462	115,786	16,601	121,525
Commercial	59,494	153,187	63,938	157,112
Rural	7,983	29,065	7,965	27,697
State utilities	17,954	49,632	20,047	53,393
Public Ilumination	11,658	47,217	11,656	44,961
Public Service	10,571	36,798	10,920	36,918
Own Consumption	-	905	-	904
Others	-	-	-	-
Total	263,962	770,606	279,848	778,194

4. Number of Consumer Units Serviced

1Q14	2Q14
1,113,081	1,121.516

5. Network Expansion - number of new connections

1Q14	2Q14
11,338	10,047

6. Substations

1Q14	2Q14
81	84

7. Fuel used to produce electricity - N/A

8. Losses  - %

1Q14		2Q14
Technical	Commercial	Technical	Commercial
13.01	12.76	12.49	17.26

191

9. Extension of distribution lines – Km

1Q14	2Q14
86,273	86,306

10. DEC- Duration of interruptions - in hours

1Q14	2Q14
12.11	6.13

11. FEC – Frequency of interruptions – Number of Octages

1Q14	2Q14
6.37	4.83

12. TMA – Average response time – in minutes

1Q14	2Q14
386	401

13. Average price– R$/MWh

1Q14	2Q14
411.92	465.48

14. Main investments – R$ million

Project	1Q14	2Q14	2014 budget
Distribution
Rural Distribution Network Expansion - Light for All Program	10,200387	10,971035	112,125000
Urban Distribution Network Expansion	6,493145	5,140940	125,931076
Distribution System Maintenance	9,458328	8,836751	76,575832
Modernization and Adequacy of Commercial and Distribution System	9,315001	6,110758	78,414911
Others	-	-	34,540903
Maintenance of Assets	0.609081	0.196565	8,034908
Total	36,075942	31,256049	435,622630

15. New Investments – N/A

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Due	Index
BB	0.399	0.103	2014	IGPM –interest rate 10% p.y.
Eletrobras	811,142	863,708	2027	FINEL/RGR – 5 % p.y. RO – 11.4 % p.y.
Morgan	7,758	7,320	2024	Dollar – interest rate 8.46 % p.y.

192

17. Contract obligations

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	245,907	295,315	150,938	80,006	41,292	57,673

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ milhões	557,573,90	454,298,74	478,566,49	402,330,76	402,330,75	10,460,599.74
MWh	4,492,988	3,955,770	4,073,356	3,583,525.32	3,583,525.32	93,171,658.38

18. Default – more than 120 days

Class	R$ Million
State utilities	102,446
Industrial	19,642
Residential	23,689
Commercial	19,506
Others	20,233
Total	185,516

19. Number of employees

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	406	405
6 to 10	01	01
11 to 15	00	00
16 to 20	01	01
21 to 25	07	06
beyond 25	548	546
Total	963	959

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	62	59
6 to 10	01	01
11 to 15	00	00
16 to 20	00	00
21 to 25	07	06
beyond 25	139	139
Total	209	205

19.2.By region

State	Number of employees
	1Q14	2Q14
Piauí	1,172	1,164

193

19.3.By departments

Department	Number of employees
	1Q14	2Q14
Field	601	598
Administrative	571	566

20.Complementary work force

Operational	1Q14	2Q14
	1,267	1,356

21.Turn-over - %

1Q14	2Q14
0.38	0.47

194

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets

Availabilities	23,437	37,794
Clients (Consumers and Resellers)	187,193	152,972
Fiscal Asset Deferred (taxes and Contributions)	10,450	11,185
Reimbursement Rights – CCC (12,111 law)	-	56,933
Linked Deposits	495	45,237
Stored Material	7,988	6,247
Others	62,848	36,369
Current Asset Total	292,411	346,737

Non-Current Assets

Clients (Consumers and Resellers)	27,505	27,665
Fiscal Asset Deferred (taxes and Contributions)	9,881	9,283
Reimbursement Rights – CCC (12,111 Law)	2,167,583	1,177,688
Linked Deposits	57,653	61,174
Financial Asset – Annual allowed revenue (transmission)	693,383	731,085
Others	3,954	5,199
Advance for equity participation	-	-
	2,959,959	2,012,094
Investments	1,806	1,809
Fixed Asset	30,181	28,163
Intangible	73,924	91,678

Non-Current Assets Total	3,065,870	2,133,744
Total Assets	3,358,281	2,480,481

195

Liabilities and Stockholders Equity	06.30.14	06.30.13
Current Liabilities
Suppliers	1,197,638	318,421
Loans and Financing	263,592	84,445
Taxes and Social Contribution	33,352	26,336
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	10,348
Clients Advance	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	37,813	18,048
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	749	402
Leasing	-	-
Onerous Contracts	-	-
Sectorial Charges (regulatory taxes)	7,228	4,977
Incentive to personnel retirement	-	23,367
Others	24,740	29,916
Current Liabilities Total	1,565,112	516,260

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	289,861	333,281
Taxes and Social Contribution	3,517	3,344
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	148,351	116,244
Advance of clients	-	-
Provision for contingencies	122,931	110,889
Provision for onerous contracts	-	98,950
Post-Employment Benefit (Complementary Pension Fund)	-	-
Sectorial Charges (regulatory charges)	36,877	30,450
Advance for future capital increase	245	113,033
Others	1,341,930	1,196,733
Non-Current Liabilities Total	1,943,712	2,008,383

Stockholders Equity
Social Capital	1,325,124	-44,162
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-1,475,667	-
Other comprehensive income	-	-
Non-controllingshareholders participation	-	-
Stockholders Equity Total	-150,543	-44,162

Total Liabilities and Stockholders Equity	3,358,281	2,480,481

196

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Electric Energy Supply - Distribution	616,944	564,854
Construction Revenue - Distribution	85,929	103,242
Other Operating Revenue	33,239	9,813
Deductions to Revenue	-184,243	-150,785
Net Operating Revenue	551,869	527,124

Operational costs and Expenses
Personnel, Material and third-part related service	-124,005	-105,563
Electric Energy purchased for resale	-190,795	-263,286
Charges on electric network usage	-6,165	-14,710
Construction Cost	-85,929	-103,242
Depreciation and Amortization	-16,547	-14,707
Donations and Contributions	-262	-183
Provisions	-7,483	-25,119
Others	-53,804	-51,502
Operating Expenses	-484,990	-578,312

Operating Result before Financial Result	66,879	-51,188

Financial Result	-15,025	-14,502
Result before Income tax and Social Contribution	51,854	-65,690

Current Income tax and social Contribution	-13,743	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	38,111	-65,690

197

Cash Flow

 (thousands reais)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	51,854	-72,849
Depreciation and amortization	16,547	14,707
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	5,753	8,853
Financing charges	26,158	13,116
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	13,075	37,212
Provisions for contingencies	-5,592	-5,058
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-32,250
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	23,303	-20,296
Variation in operating assets / liabilities	-107,519	-93,539
Net cash from operating activities	23,579	-150,104

Financing charges – payment	-23,732	-13,066
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	4,210	45,335
Net cash from Operational activities	4,057	-117,835

FINANCING ACTIVITIES
Loans and financing obtained	102,834	153,243
Loans and financing payable - principal	-35,658	-9,652
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	43,000
Others	-	-
Net cash from financing activities	67,176	186,591

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-577	-3,011
Intangible acquisition	-5,500	-8,464
Intangible acquisition - Concession	-82,613	-94,819
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-88,690	-106,294

Increase (Decrease) in Cash and Cash Equivalents	-17,457	-37,538

Cash and cash equivalents at beginning of the period – 12/31/13	40,894	75,332
Cash and cash equivalents at end of the period – 03/31/14	23,437	37,794
	-17,457	-37,538

198

Analysis of the result

2Q14 x 1Q14

The Company presented in 2Q14 a net profit 323.6%, higher than the previous quarter, coming  from a loss of R$ (30.8) million in 1Q14 to a profit of R$ 69.0 million in 2Q14, mainly due to the factors described below.

Operating Revenue

The electric energy supply increased by 2.8%, from R$ 304.3 million in 1Q14, to R$ 312.7 million in 2Q14, mainly due to an increase in billed consumption and growing number of consumers.

The others operating income increased by 234.3%, from R$ 7.7 million in 1Q14, to R$ 25.6 million in 2Q14, mainly due to the CDE subsidies related to the tariff repositioning.

Operating Expense

The expenses with personnel, materials and third-part related services increased by 17.5%, from R$ (57.0) million in 1Q14 to R$ (67.0) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

The electric energy purchased for resale decreased by 64.3%, from R$ (140.6) million, in 1Q14 to R$ (50.2) million in 2Q14, mainly due to credits of 12,111/09 law (CCC) and registration of credit for the shipping costs incurred by the Company, relating to the purchase and sale of energy agreement with Termonorte I.

The operating provisions increased by 275.1%, from R$ (1.6) million in 1Q14 to R$ (5.9) million in 2Q14, mainly due to provision for doubtful credits due to default of consumers.

Financial Result

Net monetary decreased by 816.0%, from a gain of R$ 0.9 million in 1Q14 to a loss of R$ (6.7) million in 2Q14, mainly due to update of liability provisions, suppliers and others.

Other financial income increased by 248.0%, from R$ 3.0 million in 1Q14, to R$ 10.4 million in 2Q14, mainly due to the adjustment of financial exposure with CCEE.

Other financial expenses decreased by 53.4%, from R$ (7.8) million in 1Q14, to R$ (3.6) million in 2Q14, mainly due to the reduction of fine referred to indicators of continuity DIC and FIC.

199

Market Data

1. Generation Assets and Energy generated

Own assets

Plant	Installed Capacity (MW)	Guaranteed Energy (MW average)	Energy Generated (MWh)
			1Q14	2Q14
SHU – Rio Vermelho	2.6	2.0	5,075.3	2,536.19

Plant	Location (State)	Beginning of Operation	End of Operation
PCH – Rio Vermelho	RO	11/1986	-

2. Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras (SIN)	MWh	556,127	591,913
	R$ million	85,1	29,5
Others	MWh	361,846	385,089
	R$ million	55,4	19,1
Total	MWh	917,973	977,002
	R$ million	140,5	48,6

SIN – National Interconnected System

3. Energy sold

Distribution to	1Q14		2Q14
	R$ million	MWh	R$ million	MWh
Residential	135,6	275,766	136,1	278,240
Industrial	45,2	122,602	46,5	135,010
Commercial	70,0	147,073	72,0	152,843
Rural	22,1	68,029	22,4	69,498
State utilities	19,6	44,629	22,1	51,728
Public Ilumination	9,1	33,436	8,6	31,895
Public Service	3,7	11,760	3,7	12,130
Own Consumption	0.4	900	0.5	1,074
Others	-1,4	-	19,8	-
Total	304,3	704,195	331,7	732,418

4. Number of Consumer Units Serviced

1Q14	2Q14
567,620	569,757

5. Network Expansion - number of new connections

1Q14	2Q14
5,117	6,078

200

6. Substations

1Q14	2Q14
57	57

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14
		Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	126,011,500	310,99	133,118,500	319,90

8. Losses - %

1Q14		2Q14
Technical	Commercial	Technical	Commercial
11.15	11.27	11.15	12.04

9. Extension of distribution lines -Km

1Q14	2Q14
57,646	57,652

10. DEC- Duration of interruptions - in hours

1Q14	2Q14
6.80	3.97

11. FEC – Frequency of interruptions – Number of Octages

1Q14	2Q14
6.23	4.25

12. TMA – Average response time – in minutes

1Q14	2Q14
279.0	263.1

13. Average price – R$/MWh

1Q14	2Q14
352.49	336.94

14. Main investments – R$ million

Project	1Q14	2Q14	2014 budget
Distribution
Rural Expansion of distribution - Light for All Project	0.43	1,13	100,00
Expansion of Urban distribution	24,58	26,23	268,02
Maintenance of the distribution system	17,78	8,09	38,73
Isolated system - Energy	0,00	0,00	0,00
Modernization – Distribution and Comercialization System	2,69	4,48	89,77
Others
Maintenance and Adjustment of property / IT assets	0.55	2,72	11,02
Total	46,03	42,65	507,54

201

15. New investments – R$ million – N/A

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.14	Due	Index
Eletrobras	512,1	554,7	2025	IPCA/FINEL/RGR – 5% p.y.

17. Contract obligations

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	123,4	183,1	87,5	58,5	38,2	64,0

Energy Purchase Contracts	2014	2015	2016	2017	After 2017	After 2018
R$	652,024	709,010	788,045	849,645	1,070,760	6,350,054
MWh	4,587,517	4,706,095	4,934,618	5,019,196	5,967,370	29,815,711

18. Default – more than  120 days

Class	R$ thousand
Public Utility Services	31,3
Industrial	10,6
Residential	17,6
Commercial	8,0
Others	17,3
Total	84,8

19.Number of employees

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	138	136
6 to 10	159	162
11 to 15	1	0
16 to 20	39	41
21 to 25	36	36
beyond 25	201	200
Total	574	575

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	22	22
6 to 10	63	58
11 to 15	2	2
16 to 20	6	4
21 to 25	8	26
beyond 25	98	81
Total	199	193

202

19.2.By region

State	Number of employees
	1Q14	2Q14
Rondônia	773	768

19.3.By departments

Department	Number of employees
	1Q14	2Q14
Field	574	575
Administrative	199	193

20.Complementary work force

Operational	1Q14	2Q14
	1,140	1,140

21.Turn-over - %

1Q14	2Q14
0.38	0.26

203

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets

Availabilities	31,490	30,123
Clients (Consumers and Resellers)	42,057	72,087
Fiscal Asset Deferred (taxes and Contributions)	5,621	1,298
Income tax and Social Contribution	-	-
Reimbursement Rights – CCC (12,111 Law)	-	2,607
Linked Deposits	-	-
Stored Material	1,738	1,692
Others	14,865	7,140
Current Asset Total	95,771	114,947

Non-Current Assets

Clients (Consumers and Resellers)	4,211	-
Fiscal Asset Deferred (taxes and Contributions)	10,019	9,373
Reimbursement Rights – CCC (12,111 Law)	111,144	-
Linked Deposits	16,919	15,011
Financial Asset – Annual allowed revenue (transmission)	164,837	138,885
Others	2,298	1,779
Advance for equity participation	-	-
	309,428	165,048
Investments	-	-
Fixed Asset	10,822	11,729
Intangible	6,372	7,067

Non-Current Assets Total	326,622	183,844
Total Assets	422,393	298,791

204

Liabilities and Stockholders’ Equity	06.30.14	06.30.13
Current Liabilities
Suppliers	253,706	99,102
Loans and Financing	23,650	3,437
Taxes and Social Contribution	3,871	4,505
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	-	-
Advance from clients	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	12,580	9,810
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Onerous Contracts	-	-
Concessions to pay - UBP	-	-
Sectorial Charges (regulatory taxes)	-	-
Incentive to personnel retirement	-	4,826
Others	3,647	19,138
Current Liabilities Total	297,454	140,818

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	17,553	15,042
Taxes and Social Contribution	-	-
Income tax and Social Contribution	-	-
Reimbursement Obligations – CCC (12,111 law)	57,209	30,627
Advance from clients	-	-
Estimated Obligations	-	-
Provision for contingencies	23,503	21,197
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	1,893	4,445
Sectorial Charges (regulatory charges)	-	-
Advance for future capital increase	-	-
Others	61,279	81,263
Non-Current Liabilities Total	161,437	152,574

Stockholders Equity
Social Capital	684,204	684,204
Capital Reserves	-	-
Profit Reserves	-	-
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-719,326	-674,717
Other comprehensive income	-1,376	-4,088
Non-controlling shareholders participation	-	-
Stockholders’ Equity Total	-36,498	5,399

Total Liabilities and Stockholders’ Equity	422,393	298,791

205

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Supply	14,584	14,479
Electric Energy Supply - Distribution	97,282	95,900
Construction Revenue - Distribution	5,033	6,781
Other Operating Revenue	4,614	1,034
Deductions to Revenue	-26,915	-26,389
Net Operating Revenue	94,597	91,805

Operational Costs and Expenses
Personnel, Material and third-part related service	-42,755	-38,503
Electric Energy purchased for resale	-47,103	-59,992
Charges on electric network usage	-	-
Construction Cost	-5,033	-6,781
Fuel	-9,801	-6,383
Depreciation and Amortization	-4,663	-4,263
Donations and Contributions	-	-
Provisions	-9,823	50,152
Others	-25,508	6,885
Operating Expenses	-144,686	-58,885

Operating Result before Financial Result	-50,089	32,920

Financial Result	5,297	-369
Result before Income tax and Social Contribution	-44,792	32,551

Current Income tax and social Contribution	-	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-44,792	32,551

206

Cash Flow

 (thousands of reais)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-20,590	44,228
Depreciation and amortization	4,663	4,263
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	7,546	9,286
Financing charges	2,400	1,255
Equity Method	-	-
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	14,269	-56,249
Provisions for contingencies	-4,446	1,271
Provision for staff realignment	-	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	529	1,798
Variation in operating assets / liabilities	10,964	27,826
Net cash from operating activities	15,335	33,678

Financing charges – payment	-1,727	-1,255
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	-	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	-
Net cash from Operational activities	13,608	32,423

FINANCING ACTIVITIES
Loans and financing obtained	18,403	858
Loans and financing payable - principal	-3,111	-1,564
Payment of Shareholders remuneration	-	-
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	15,292	-706

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-113	-711
Intangible acquisition	-239	-1,329
Intangible acquisition - Concession	-4,560	-14,295
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	-
Net Cash from investment activities	-4,912	-16,335

Increase (Decrease) in Cash and Cash Equivalents	23,988	15,382

Cash and cash equivalents at beginning of the period – 12/31/13	7,502	14,741
Cash and cash equivalents at end of the period – 03/31/14	31,490	30,123
	23,988	15,382

207

Analysis of the result

2Q14 x 1Q14

The Company presented in 2Q14 a net loss 42.8% lower than the previous quarter, from R$ (28.5) million in 1Q14 to R$ (16.3) million in 2Q14, primarily due to the factors described below.

Operating Revenue

Distribution:

The supply of electricity increased by 2.3%, from R$ 48.1 million in 1Q14, to R$ 49.2 million in 2Q14, representing no significant impact on the result.

Operating expense

The Personnel expenses, materials and third-part related services increased by 37.8%, from R$ (18.0) million in 1Q14, to R$ (24.8) million in 2Q14, mainly due to the labor agreement and in order to treat the Performance Management System (SGD).

The Electricity purchased for resale decreased by 2.5% from R$ (23.8) million, in 1Q14, to R$ (23.3) million in 2Q14, representing no significant impact on the result.

The Operating provisions increased by 267.3%, from R$ (2.1) million in 1Q14 to R$ (7.7) million in 2Q14, mainly due to charges on the installment of energy with the Government of Roraima and state companies that are provisioned, due to default.

Financial Results

The debt charges increased by 54.1%, from R$ (0.7) million in 1Q14 to R$ (1.1) million in 2Q14 mainly due to the inflow of new loans and financing in 2Q14.

The Net monetary variation decreased by 28.2%, from R$ 4.4 million in 1Q14, to R$ 3.2 million in 2Q14, mainly due to the reduction of late fees on the electricity sold whose debts were negotiated in 1Q14.

208

Market Data

1. Generation Assets and Energy generated (Independent Generators)

Plant	Installed Capacity (MW)	Energy Generated (MWh)		Beginning of Operation	End of Concession
		1Q14	2Q14
Floresta	40MW	15,924	16,393	Apr/2010	Apr/2015
Distrito	20MW	15,952	19,943	Apr/2010	Apr/2015

2. Electric Energy purchased for resale

System	Unit	1Q14	2Q14
Eletrobras	MWh	199.305	202.663
	R$ million	40,5	40,5
Others	MWh	-	-
	R$ million	-	-
Total	MWh	199.305	202.663
	R$ million	40,5	40,5

3. Energy sold

Distribution to	1Q14		2Q14
	R$ million	MWh	R$ million	MWh
Residential	26.8	89,889	26.9	91,183
Industrial	0.8	3,566	0.9	4,189
Commercial	10.0	38,258	9.9	38,499
Rural	1.0	5,273	0.6	2,972
State utilities	3.6	18,294	4.3	22,105
Public Ilumination	1.1	6,624	1,2	7,156
Public Service	0.6	4,642	0.7	4,665
Own Consumption	0.1	716	0.1	670
Others	-	-	-	-
Total	44.0	167,262	44.6	171,438

4. Number of Consumer Units Serviced

1Q14	2Q14
98,936	100,546

5. Network Expansion - number of new connections

1Q14	2Q14
3,602	1,820

6. Substations

1Q14	2Q14
3	3

7. Fuel used to produce electricity

Type	Unit	1Q14		2Q14
		Amount	R$ million	Amount	R$ million
Diesel oil	Litre	11,4	33,8	10,3	30,5

209

8. Losses - %

1Q14		2Q14
Technical	Commercial	Technical	Commercial
7.04	7.22	7.04	-1.16

9. Extension of distribution lines – Km

1Q14	2Q14
3,478	3,478

10. DEC- Duration of interruptions - in hours

1Q14	2Q14
2.28	2.08

11. FEC – Frequency of interruptions – Number of Octages

1Q14	2Q14
3.92	2.43

12. TMA – Average response time – in minutes

1Q14	2Q14
76.06	84.67

13. Average price– R$/MWh

1Q14	2Q14
325,72	236,57

14. Main investments – R$ million

Project	1Q14	2Q14	2014 budget
Distribution	2,01	4,08	55,48
Expansion of Urban Distribution (Light for All Program)	-	-	8,81
Expansion of Urban Distribution (regular)	1,13	0.99	14,88
Maintenance of Energy distribution system	0.65	1,23	5,8
Modernization and adaptation of Energy distribution and Energy trading system	0.23	1,86	25,99
Others	0.02	0.17	13,46
Maintenance and adjustment of property	-	-	0.89
Maintenance and adjustment of goods	-	-	1,43
Maintenance and adjustment of thechnological activity	0.02	0.17	11,14
Total	2,03	4,25	68,94

210

15. New Investments – R$ million

Project	1Q14	2Q14	Budget 2014
Expansion RD Urban Distribution	-	1,5	6,34

16. Loans and financing – R$ million

Creditor	Balance on 03.31.14	Balance on 06.30.14	Date Due	Index
Eletrobras	23,48	41,27	Until 2019	According to ECF (Diverses)

17.Contract obligations

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	9,6	18,42	4,06	1,76	5,18	2,25

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	147,179	131,045	138,907	183,811	193,001	117,704
MWh	741.640	660.343	660.343	832.200	832.200	483.360

18.Default – more than 120 days

Class	R$ (million)
State utilities	18,86
Industrial	0.35
Residential	7,38
Commercial	0.38
Others	18,94
Total	45,91

19.Number of employees

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	18	13
6 to 10	59	43
11 to 15	-	22
16 to 20	-	01
21 to 25	25	13
beyond 25	36	43
Total	138	135

Administration

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	09	06
6 to 10	94	42
11 to 15	-	53
16 to 20	-	02
21 to 25	09	09
beyond 25	20	20
Total	132	132

211

19.2.By region

State	Number of employees
	1Q14	2Q14
Roraima	270	267

19.3.By departments

Department	Number of employees
	1Q14	2Q14
Field	139	135
Administrative	132	132

20.Complementary work force

Operational	1Q14	2Q14
	269	267

21.Turn-over - %

1Q14	2Q14
0.00	0.01

212

Balance Sheet

(R$ thousands)

Financial Statements for Consolidation Purposes

Assets	06.30.14	06.30.13
Current Assets

Availabilities	53,303	52,136
Clients (Consumers and Resellers)	-	-
Loans and Financing - Principal	-	-
Marketable Securities	-	-
Dividends to receive (remuneration of equity participation)	2,238	1,356
Fiscal Asset Deferred (taxes and Contributions)	2,416	1,115
Income tax and Social Contribution	-	-
Linked Deposits	-	-
Stored Material	-	-
Financial Asset	-	-
Receivables – 12,783/13 Law	-	-
Others	-	-
Current Asset Total	57,957	54,607

Non-Current Assets

Clients (Consumers and Resellers)	-	-
Loans and Financing - Principal	-	-
Marketable Securities	-	-
Fiscal Asset Deferred (taxes and Contributions)	2,741	2,741
Income tax and Social Contribution	-	-
Reimbursement Rights – CCC (12,111 Law)	-	-
Linked Deposits	48	47
Financial Asset – Annual allowed revenue (transmission)	-	-
Receivables – 12,783/13 Law	-	-
Others	-	-
Advance for equity participation	-	-
	2,789	2,788
Investments	97,041	88,882
Fixed Asset	23	33
Intangible	23	19

Non-Current Assets Total	99,876	91,722
Total Assets	157,833	146,329

213

Liabilities and Stockholders Equity	06.30.14	06.30.13
Current Liabilities
Suppliers	835	-
Loans and Financing	-	-
Taxes and Social Contribution	49	16
Income tax and Social Contribution	165	-
Derivatives	-	-
Remuneration to Shareholders (dividends to pay)	-	-
Estimated Obligations	117	7
Provisions for Contingencies	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Leasing	-	-
Onerous Contracts	-	-
Others	-	668
Current Liabilities Total	1,166	691

Non-Current Liabilities
Suppliers	-	-
Loans and Financing	-	-
Bonds	-	-
Taxes and Social Contribution	-	7,608
Income tax and Social Contribution	13,444	-
Derivatives	-	-
Estimated Obligations	-	-
Provision for contingencies	-	-
Provision for uncovered liabilities on invested companies	-	-
Provision for onerous contract	-	-
Post-Employment Benefit (Complementary Pension Fund)	-	-
Sectorial Charges (regulatory charges)	-	-
Advance for future capital increase	-	-
Others	-	-
Non-Current Liabilities Total	13,444	7,608

Stockholders Equity
Social Capital	118,054	118,054
Capital Reserves	-	-
Profit Reserves	3,159	2,991
Additional proposed Dividend	-	-
Acccumulated Profit/Losses	-9,676	2,364
Other comprehensive income	31,686	14,621
Non-controlling shareholders participation	-	-
Stockholders Equity Total	143,223	138,030

Total Liabilities and Stockholders Equity	157,833	146,329

214

Statement of Income

(R$ thousands)

	06.30.14	06.30.13
Operating Revenue
Equity Participation Revenue	3,555	-463
Operating Revenue Total	3,555	-463

Operational Costs and Expenses
Personnel, Material and third-part related service	-1,518	-2,281
Depreciation and Amortization	-8	-
Donations and Contributions	-	-5
Provisions	-13,810	-
Others	-503	-
Operating Result	-15,839	-

Operating Result before Financial Result	-12,284	-463

Financial Result	2,772	-
Result before Income tax and Social Contribution	-9,512	-

Current Income tax and social Contribution	-164	-
Deferred Income tax and Social Contribution	-	-
Net Result of the Period	-9,676	926

215

Cash Flow

(thousands Reais)

Cash Flow	06.30.2014	06.30.2013
OPERATING ACTIVITIES
Result before income tax and social contribution	-9,512	2,362
Depreciation and amortization	8	5
Intangible Amortization – Distribution / Transmission	-	-
Monetary and Exchange net variations	-	-
Financing charges	-	-
Equity Method Result	-586	-607
Provision for uncovered liability	-	-
Provision for credits of doubtful liquidation	-	-
Provisions for contingencies	-	-1,697
Provision for losses with Investments	13,810	-
Provision for impairment of assets	-	-
Provision for losses with onerous contracts	-	-
Provision for Financial Asset loss	-	-
Global reversal reserve charges	-	-
Present value adjustment	-	-
Minority Participation in Result	-	-
Charges on shareholders funds	-	-
Loss/Gain in asset disposal (sum to Others item)	-	-
Financial asset revenue by IRR	-	-
Derivative financial instruments	-	-
Others	-165	2
Variation in operating assets / liabilities	-1,544	-663
Net cash from operating activities	2,011	-598

Financing charges – payment	-	-
Payment of charges of global reversal reserve	-	-
Financial charges receivable	-	-
Remuneration from equity participation	260	-
Financial asset revenue by AAR	-	-
Financial Asset on receiving indemnities	-	-
Payment of income tax and social contribution	-	-
Complementary pension fund payment	-	-
Lawsuits payment	-	-
Legal deposits	-	-
Net cash from Operational activities	2,271	-598

FINANCING ACTIVITIES
Loans and financing obtained	-	-
Loans and financing payable - principal	-	-
Payment of Shareholders remuneration	-3,203	-12,775
Refinancing of taxes and contributions payment - principal	-	-
Capital increase - receivable	-	-
Others	-	-
Net cash from financing activities	-3,203	-12,775

INVESTMENT ACTIVITIES
Fixed Asset acquisition	-	-
Intangible acquisition	-5	-12
Concession asset acquisition	-	-
Advance for future capital increase	-	-
Acquisition of equity participation investment	-	-
Others	-	1,717
Net Cash from investment activities	-5	1,705

Increase (Decrease) in Cash and Cash Equivalents	-937	-11,668

Cash and cash equivalents at beginning of the period – 12/31/13	54,240	63,804
Cash and cash equivalents at end of the period – 03/31/14	53,303	52,136
	-937	-11,668

216

  Marketletter

Analysis of Result

2Q14 x  1Q14

The Company had, in 2Q14, a loss 95.5% lower than the previous quarter, from R$ 9.4 million in 1Q14, to R$ 0.4 million in 2Q14, primarily due to the factors described below.

Revenue from Shareholdings

The result of investments in shareholdings decreased by 115%, from a gain of R$ 4.1 million in 1Q14, to a loss of R$ 0.6 million in 2Q14 due to a worse performance of the investee companies.

Operating Expense

The operating provisions decreased by 100.0% due to the completion of provision in 1Q14 related to the devaluation of securities not held in 2Q14.

217

Market Data

1.    Investments

Company

Type

Amount

Participation (%)

CTEEP	PN	999,663	0.65
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.42
Energias do Brasil	ON	1,485,678	0.31
CPFL Energia	ON	1,703,600	0.18

2. Number of employees

2.1.By tenure

Composition of employees by tenure (Years)	1Q14	2Q14
Up to 5	02	02
6 to 10	02	02
11 to15	-	-
16 to 20	-	-
21 to 25	-	-
Beyond 25	-	-
Total	04	04

2.1.By region

State	Number of employees
	1Q14	2Q14
RJ	04	04

3. Complementary work force

1Q14	2Q14
06	06

4. Turn-over - %

1Q14	2Q14
-	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.